Filed pursuant to Rule 424(b)(4)

File No. 333-133343

PROSPECTUS

Embarq Corporation

2,500 Restricted Shares of Common Stock

371,500 Restricted Stock Units and

371,500 Shares of Common Stock Issuable in Connection with the

Restricted Stock Units

We are currently a subsidiary of Sprint Nextel Corporation. Sprint Nextel has determined to spin off our company by distributing all of our common stock to its stockholders as a dividend.

The restricted shares of our common stock, or restricted stock, and restricted stock units, or RSUs, covered by this prospectus will be issued, in connection with the spin-off and effective as of the distribution date, to current and former Sprint Nextel employees who hold Sprint Nextel restricted stock or RSUs at that time and who will not become Embarq employees at the spin-off. The restricted stock and RSUs will be subject to or issued under our 2006 Equity Incentive Plan. Based on the distribution ratio for the spin-off, the holders of Sprint Nextel restricted stock will receive one share of our restricted stock for every 20 shares of Sprint Nextel restricted stock held on the distribution date. The RSUs represent the right to receive the number of shares of our common stock that would have been received with respect to the number of shares of Sprint Nextel common stock issuable under the corresponding Sprint Nextel RSU at the time of the distribution. The restricted stock and RSUs covered by this prospectus will have substantially the same terms and conditions as the corresponding Sprint Nextel restricted stock and RSUs. We will not receive any proceeds from the issuance of the common stock or RSUs covered by this prospectus.

There is no trading market for our RSUs. Before May 4, 2006, there was no trading market for our common stock. On that date, shares of our common stock began trading on a “when issued” basis. Our common stock has been authorized for listing on the New York Stock Exchange, under the symbol “EQ.”

See “ Risk Factors” beginning on page 11 for a discussion of certain risks relating to the spin-off, our business and ownership of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 10, 2006.

You should not assume that the information contained in this prospectus is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this prospectus may occur after that date, and we undertake no obligation to update the information, except in the normal course of our public disclosure obligations and practices. You should be aware of certain risks relating to the spin-off, our business and ownership of our common stock, which are described under the heading “Risk Factors.”

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SUMMARY

This summary highlights selected information contained in this prospectus. We urge you to read carefully this prospectus in its entirety. Except as otherwise indicated, references in this prospectus to “Embarq,” “we,” “us” or “our” are to Embarq Corporation and its subsidiaries. Effective August 12, 2005, Nextel Communications, Inc., which we refer to as Nextel, merged with and into a subsidiary of Sprint Corporation. Following the merger, which we refer to as the Sprint Nextel merger, Sprint changed its name to Sprint Nextel Corporation, which we refer to as Sprint Nextel. References in this prospectus to “Sprint” are to Sprint Corporation before the completion of the Sprint Nextel merger.

Our Company

We are a new company that, following the spin-off, will own the incumbent local communications operations conducted by Sprint Nextel and reported as its Local segment in its financial statements. The spin-off is a transaction that involves two general steps. First, Sprint Nextel will transfer to us assets consisting primarily of Sprint Nextel’s incumbent local communications operations. In exchange for, and as a condition to, the transfer of assets and assumption by us of certain liabilities, Sprint Nextel will receive (1) shares of common stock of our company and (2) senior notes and the cash proceeds of our new borrowings, in an aggregate amount of approximately $6.6 billion. Secondly, Sprint Nextel will distribute pro rata to its stockholders shares of our common stock. We refer to this last step as the distribution. The distribution date for the distribution is expected to occur on or about May 17, 2006. As a result of the spin-off, we will become a separate public company, although we will continue to have a number of significant commercial arrangements with Sprint Nextel. Following the spin-off, we expect to be included in the Fortune 500 list based on our historic revenues and those of other companies included in the most recent version of that list.

We offer regulated local communications services as an incumbent local exchange carrier, or ILEC, to roughly 5% of U.S. households, with approximately 7.26 million consumer and business access lines, as of March 31, 2006. Following the spin-off, we will provide a suite of communications services, consisting of local and long distance voice and data services, including high-speed Internet access. We also expect to provide access to our local network and other wholesale communications services for other carriers, communications equipment for business markets, and other communications-related services. Following the spin-off, we expect to provide code division multiple access, or CDMA, based wireless voice and data services in most of our local service territories to consumers and small business customers through a non-exclusive wholesale arrangement involving a mobile virtual network operator, or MVNO, relationship, with Sprint Nextel. We also expect to offer certain wireline voice and data, wireless and video services through sales agency and other wholesale agreements.

Following the spin-off, we expect to have total indebtedness of approximately $7.25 billion. A portion of this debt is currently outstanding, and we will incur the remainder, approximately $6.6 billion, in connection with the spin-off. We intend to transfer the cash proceeds of the new indebtedness and issue senior notes in partial consideration for the assets to be transferred to us by Sprint Nextel in the spin-off. The transfer of the assets is conditioned on our incurrence of the new indebtedness and making the related transfers to Sprint Nextel.

We will continue to serve our local service territories, which are located in 18 states. We have a significant presence in Florida, North Carolina, Nevada and Ohio (these four states represent nearly two-thirds of all of our access lines). The remaining states (in order of number of access lines) are: Virginia, Pennsylvania, Texas, Indiana, Missouri, Tennessee, New Jersey, Minnesota, Kansas, South Carolina, Washington, Oregon, Nebraska and Wyoming.

Our Strengths

We believe our strengths will enable us to continue to generate cash flow and to grow new streams of revenue by diversifying our offerings, such as high-speed Internet services, while also allowing us to focus our efforts on minimizing the loss of access lines in our traditional local wireline business. Our principal strengths include:

Longstanding customer relationships

As the incumbent provider of communications services in our local service territories, we have developed longstanding customer relationships. Based on our estimates, we provide communications services to approximately 85% of the total potential customers in our local service territories, which we define to include potential customers who purchase local wireline services or wireless services in lieu of wireline. We manage our service offerings at the local level to serve the needs of each community effectively and efficiently.

Pre-existing network infrastructure

As the incumbent provider of communications services in our local service territories, we have a network infrastructure already in place to serve our customers’ current needs and that can also serve as the foundation for offering new services to meet our customers’ evolving needs.

Ability to offer a wide array of bundled services

We believe that following the spin-off, we will be among the few communications service providers in many of the markets we serve that can provide a suite of services to both consumers and business customers that includes wireline voice services, high-speed data, consumer video entertainment services, and communications equipment for business customers. We plan to expand our service offerings by providing CDMA-based wireless voice and data services to our consumers and business customers in our local service territories through our MVNO and sales agency relationships with Sprint Nextel. We seek to maximize profitable communications services revenue per customer through the convenience and cost savings of using a single provider for a broad suite of services. By offering a bundled package of products and services, we have improved our long distance and high-speed Internet services penetration, resulting in increased revenue and lower customer churn, which have helped to offset revenue decreases driven by continuing declines in access lines and product substitution. Going forward, we expect to go beyond merely bundling services by offering truly integrated or converged services and we believe that, combined with the modernization of our networks (such as by circuit to packet migration) and support systems, this will allow us to be more competitive and thereby achieve a greater market share.

Favorable demographics

The annual growth in number of households in our local service territories has averaged approximately 1.8% over the three years ended December 31, 2005, compared to the national average over that period of approximately 1.3%. Our local service territories cover all or part of six of the 20 fastest growing metropolitan statistical areas, or MSAs, based on the 2000 census. Approximately 29% of our access lines as of December 31, 2005 were in those MSAs.

Service and product expertise

We believe that our strong heritage provides a solid foundation for the continued development and delivery of cost-effective products and services. We intend to build on the core strengths of our business to fulfill our mission of providing high quality, cost-effective products and services and innovations that address our customers’ communications needs.

Experienced management team

We have a senior management team with experience managing the expansion of communications companies, including experience at Sprint.

Business Strategy

Our strategy is to maximize profitable communications services revenue per customer by selling integrated and bundled products and services and meeting the needs of our consumers and business and wholesale customers within our local service territories. Four key goals will support this strategy:

•	Provide useful products and solutions to attract and retain customers by marketing integrated service offerings including video and wireless services, expanding high speed Internet coverage, developing simplified products that meet our customers’ needs and updating our networks to provide Internet Protocol, or IP, based services such as Voice over Internet Protocol, or VoIP;

•	Improve customer experience and perception of service and product offerings by providing customers with simplified billing, maintaining service quality and reliability, expanding our distribution channels, providing competitively priced services and using our local market knowledge and experience to provide customers with superior service.

•	Manage costs by implementing process improvements, focusing our network investment in areas that support enhanced services including high-speed network facilities, improving the efficiency and effectiveness of our customer support operations and simplifying our information technology, or IT, support systems.

•	Maintain a customer-focused culture that encourages high performance and employee satisfaction by maintaining our commitment to the communities we serve, providing innovative and competitive services while providing an exceptional customer experience, making Embarq a great place to work by improving employee communication, and aligning management and employee incentives and compensation plans.

We describe in this prospectus the local communications business to be transferred to us by Sprint Nextel in the spin-off as if it were our business for all historical periods described. However, we are a newly formed entity. References in this document to our historical assets, liabilities, products, business or activities generally refer to the historical assets, liabilities, products, business or activities of the transferred business as it was conducted as part of Sprint Nextel and its subsidiaries before the spin-off. Our historical financial results as part of Sprint Nextel contained in this prospectus may not be indicative of our financial results in the future as an independent company or reflect what our financial results would have been had we been an independent company during the periods presented.

Our principal executive offices are located at 5454 W. 110th Street, Overland Park, Kansas 66211 and our main telephone number is (913) 323-4637. We were incorporated in Delaware in 2005.

The Spin-off

Assets and Liabilities Transferred to Embarq

We and Sprint Nextel have entered into a separation and distribution agreement that contains the key provisions relating to the separation of our business from Sprint Nextel and the distribution of our shares of common stock. The separation and distribution agreement identifies the assets to be transferred, liabilities to be assumed and contracts to be assigned to us by Sprint Nextel in the spin-off and describes when and how these transfers, assumptions and assignments will occur. See “Agreements with Sprint Nextel—Separation and Distribution Agreement.”

Relationship with Sprint Nextel After the Spin-off

Before the distribution date, we and Sprint Nextel will also enter into agreements to define the initial relationship between Sprint Nextel and us with respect to a number of services that will be provided. We are entering into commercial service agreements with Sprint Nextel pursuant to which we will purchase certain wireless and long distance services from Sprint Nextel to support our business and Sprint Nextel will purchase special access, calling number identification and other services from us. The commercial service agreements that we are entering into with Sprint Nextel have terms that generally extend from two to seven years and, in certain circumstances, may be terminated earlier by us or Sprint Nextel.

We have also entered into transition services agreements under which we and Sprint Nextel will provide each other certain services on an interim basis.

We and Sprint Nextel will also enter into an agreement providing for the sharing of taxes incurred before and after the distribution, certain indemnification rights with respect to tax matters and certain restrictions to preserve the tax-free status of the distribution to Sprint Nextel.

See “Risk Factors—Risk Factors Relating to the Spin-off—The agreements that we are entering into with Sprint Nextel may involve, or may appear to involve, conflicts of interest” and “—Some of the agreements we are entering into with Sprint Nextel contain early termination provisions that, if exercised by Sprint Nextel, could be materially detrimental to our ability to operate our business.” See also “Agreements with Sprint Nextel.”

Management of Embarq

In connection with the spin-off, we have established a board consisting of eight initial directors. After the initial term, directors will be elected each year at our annual meeting of stockholders. See “Management—Board Structure.”

Our executive officers will continue to serve in their respective designated capacities after the spin-off. See “Management—Directors and Executive Officers.”

Debt

Effective as of the distribution date, we will enter into a credit facility with certain financial institutions. On the distribution date, we expect to transfer to Sprint Nextel approximately $6.6 billion in the form of cash and senior notes in partial consideration of Sprint Nextel’s transfer to us of the local telecommunications division and wholesale product distribution operations and the consumer and certain business long distance customers located in our local service territories. Although the allocation of that consideration paid to Sprint Nextel may be adjusted, we currently expect that we will issue to Sprint Nextel senior notes in an aggregate initial principal amount of approximately $4.5 billion and transfer to Sprint Nextel approximately $2.1 billion in cash borrowed under our credit facility. Including these borrowings and existing borrowings of our subsidiaries, we will have approximately $7.25 billion of indebtedness on the distribution date. Our incurrence of the new indebtedness and the related transfers to Sprint Nextel are conditions to the completion of the spin-off. The credit facility will also provide a revolving credit arrangement to satisfy other financing needs. We anticipate that immediately following the distribution date, we will have combined cash and equivalents and available liquidity under the credit facility of $1.2 billion. We expect that the terms of our credit facility will include customary covenants that, among other things, will require us to satisfy certain financial tests, maintain certain financial ratios, restrict our ability to create liens, which could limit our ability to incur additional indebtedness, and restrict the ability of our subsidiaries to incur additional indebtedness. To the extent permitted, we may also incur additional indebtedness from time to time for general corporate purposes, including working capital requirements, capital expenditures and future acquisitions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity.” See also “Risk Factors—Risk Factors Relating to the Spin-off—Following the spin-off, we will have substantial indebtedness, which could restrict our ability to pay dividends and have a negative impact on our financing options and liquidity position,” “—Our financing arrangements will subject us to various restrictions that could limit our operating flexibility” and “—Risk Factors Relating to our Business—Our capital raising may adversely affect holders of our common stock by increasing our leverage and reducing our credit ratings.”

Timeline of Key Events Related to the Spin-off	Before the Distribution Date:

•	We will receive all required regulatory approvals.

•	The Sprint Nextel board of directors will determine the record date for the dividend of our common stock to Sprint Nextel stockholders, declare that dividend and determine the distribution ratio.

•	Our common stock began trading on a “when issued” basis on the second trading day before the record date for the spin-off.

•	Sprint Nextel, as our sole stockholder, will:

•	elect our board of directors;

•	approve our adoption of certain benefit plans; and

•	approve various actions related to the spin-off.

•	Our board of directors will approve:

•	the adoption of certain benefit plans;

•	our corporate governance documents and policies; and

•	various actions related to the spin-off.

•	The Securities and Exchange Commission, or the SEC, will declare effective under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, the registration statement for the registration of our common stock issued in connection with the distribution.

•	Sprint Nextel will mail the information statement relating to the spin-off to its stockholders.

•	Sprint Nextel and Sprint Capital Corporation will enter into an exchange agreement pursuant to which Sprint Nextel will agree to transfer our senior notes and the cash proceeds of our new borrowings that will be paid to Sprint Nextel to Sprint Capital Corporation in satisfaction of intercompany indebtedness.

•	We will enter into a credit facility, which will be effective as of the distribution date.

•	The SEC will declare effective under the Securities Act of 1933, as amended, which we refer to as the Securities Act, the registration statement of which this prospectus is a part and the registration statement relating to Sprint Capital Corporation’s resale of the senior notes.

•	We, Sprint Capital Corporation and certain underwriters will enter into an underwriting agreement relating to Sprint Capital Corporation’s resale of all or a portion of the senior notes.

On or Before the Distribution Date:

•	We will have entered into numerous agreements with Sprint Nextel, including:

•	the separation and distribution agreement;

•	transition services agreements;

•	commercial service agreements;

•	the tax sharing agreement;

•	intellectual property agreements; and

•	the employee matters agreement.

On the Distribution Date:

•	Sprint Nextel will receive opinions of counsel as to the tax-free nature of the distribution.

•	Sprint Nextel will transfer to us assets consisting primarily of Sprint Nextel’s incumbent local communications operations.

•	In exchange for, and as a condition to, Sprint Nextel’s transfer to us of the assets and our assumption of certain liabilities, we will (1) issue to Sprint Nextel shares of our common stock and (2) issue to Sprint Nextel our senior notes and transfer to Sprint Nextel the cash proceeds of our new borrowings, in an aggregate amount of approximately $6.6 billion.

•	Sprint Nextel will distribute its shares of our common stock pro rata to all of its stockholders of record as of the record date.

•	We will issue shares of restricted stock and RSUs, including the restricted stock and RSUs being issued under this prospectus, to holders of Sprint Nextel restricted stock and RSUs.

Following the Distribution Date:

•	We expect that our common stock will begin trading on the New York Stock Exchange on a regular way basis under the symbol “EQ” on the first trading day following the distribution date.

•	We will operate as a separate public company.

•	Sprint Nextel will transfer to Sprint Capital Corporation, in satisfaction of indebtedness owed to Sprint Capital Corporation, the senior notes and the cash proceeds of our new borrowings that will be paid to Sprint Nextel.

•	We expect that Sprint Capital Corporation will subsequently sell all or a portion of the senior notes for cash in an underwritten public offering.

Dividend Policy

We expect to pay a regular quarterly dividend beginning in the third quarter of 2006. We currently expect the dividend to be in the aggregate amount of approximately $75 million in each full quarter. All decisions regarding the declaration and payment of dividends, including with respect to the initial dividend, will be at the discretion of our board of directors and will be evaluated from time to time in light of our financial condition, earnings, growth prospects, funding requirements, applicable law and other factors our board deems relevant. See “Dividend Policies.”

Certain Anti-takeover Effects

Provisions expected to be included in our certificate of incorporation and bylaws and certain provisions of Delaware law may have the effect of making it more difficult for a potential acquirer to obtain control of our company in a transaction not approved by our board of directors. Moreover, certain provisions of the tax sharing agreement that we will enter into with Sprint Nextel in connection with the spin-off could discourage potential acquisition proposals. See “Risk Factors—Risk Factors Relating to Ownership of our Common Stock—Anti-takeover provisions of our certificate of incorporation and bylaws, the terms of our spin-off from Sprint Nextel and certain provisions of Delaware law could delay or prevent a change of control that you may favor” and “Description of Our Capital Stock—Common Stock—Anti-Takeover Provisions.”

Risk Factors	You should review the risks relating to the spin-off, our business and ownership of our common stock described in “Risk Factors.”

The Restricted Stock and RSUs

In connection with the spin-off, we are issuing our restricted stock, RSUs and common stock issuable under the RSUs under this prospectus to current and former Sprint Nextel employees who hold Sprint Nextel restricted stock and RSUs at the time of the distribution and who will not become Embarq employees at the spin-off. Based on the distribution ratio for the spin-off, the holders of Sprint Nextel restricted stock will receive one share of our restricted stock for every 20 shares of Sprint Nextel restricted stock held on the distribution date. The RSUs represent the right to receive the number of shares of our common stock that would have been received with respect to the number of shares of Sprint Nextel common stock issuable under the corresponding Sprint Nextel RSU at the time of the distribution. The restricted stock and RSUs covered by this prospectus will have substantially the same terms and conditions as the corresponding Sprint Nextel restricted stock and RSUs. The current and former Sprint Nextel employees receiving the restricted stock and RSUs covered by this prospectus will also retain their Sprint Nextel restricted stock and RSUs, which will continue to represent the right to receive the same number of shares of Sprint Nextel common stock as before the distribution. For additional information regarding the restricted stock and RSUs, see “Description of Restricted Stock and RSUs.”

The Offering

Securities Offered	2,500 shares of restricted stock and 371,500 RSUs that represent the right to receive 371,500 shares of our common stock.

Use of Proceeds	We will not receive any proceeds from the issuance of the common stock or RSUs covered by this prospectus.

Listing

There is no trading market for our RSUs. Before May 4, 2006, there was no trading market for our common stock. On that date, shares of our common stock began trading on a “when issued” basis. Our common stock has been authorized for listing on the New York Stock Exchange, under the symbol “EQ.”

Summary Combined Financial Data

The following table sets forth our summary combined financial data. The following financial position data as of December 31, 2005 and 2004 and results of operations and cash flow data for the years ended December 31, 2005, 2004 and 2003 have been derived from our combined financial statements that were audited by KPMG LLP. The results of operations and cash flow data for the years ended December 31, 2002 and 2001 and the financial position data as of December 31, 2003, 2002 and 2001 have been derived from our unaudited combined financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The following information should be read together with our combined financial statements and the notes related to those combined financial statements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Index to Financial Statements and Financial Statement Schedule.”

Our combined financial information may not be indicative of our future performance and does not necessarily reflect what our financial condition and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented, particularly since many changes will occur in our operations and capitalization as a result of our spin-off from Sprint Nextel.

	As of and For the Years Ended December 31,
	2005	2004	2003(1)	2002	2001
(millions, except as noted)				(unaudited)	(unaudited)
Results of Operations
Net operating revenues	$6,254	$6,139	$6,159	$6,250	$6,547
Total operating expense	4,702	4,549	4,543	4,654	4,965
Operating income (2)	1,552	1,590	1,616	1,596	1,582
Net income (3)	878	917	1,554	933	998
Cash Flow Data
Net cash provided by operating activities	$1,904	$2,064	$1,804	$2,258	$1,832
Capital expenditures	828	975	1,118	1,136	1,353
Financial Position
Total assets	$9,221	$9,329	$9,268	$8,745	$9,593
Property, plant and equipment, gross	19,784	19,470	18,975	18,332	17,684
Property, plant and equipment, net	7,804	7,977	7,979	7,444	7,371
Total debt (including short-term and long-term borrowings)	1,125	1,240	1,392	2,033	2,360
Total business equity	4,852	4,960	4,889	4,004	4,490
Other Data (unaudited):
OIBDA (4)	$2,531	$2,562	$2,608	$2,680	$2,638
Ending access lines (5)	7.35	7.67	7.90	8.08	8.21
Ending high-speed Internet lines in service (thousands)	693	492	304	151	55

(1)	The results of operations and cash flow data for the year ended December 31, 2003 is derived from our audited combined financial statements. The financial position data as of December 31, 2003 is unaudited.
(2)	In 2005, we recorded $79 million in allocated asset impairments of which $77 million resulted from the abandonment of a network monitoring software application.

In 2004, we recorded restructuring charges of $40 million. The restructuring charges were related to severance costs associated with Sprint Nextel’s organizational realignment.

In 2003, we recorded restructuring charges of $25 million. The restructuring charges were related to severance costs associated with Sprint Nextel’s organizational realignment, in the amount of $26 million, and $5 million for asset impairments. The 2003 restructuring charges were offset by the finalization of the 2001 and 2002 restructuring liability in the amount of $6 million.

In 2002, we recorded restructuring charges of $57 million. The restructuring charges were primarily related to the consolidations in Sprint Nextel’s network, information technology and billing and accounts receivable organizations, as well as additional steps to reduce overall operating costs.

In 2001, we recorded restructuring charges of $113 million. The restructuring charges were primarily related to consolidation and streamlining of marketing and network operations.

(3)	In 2003, we adopted Statement of Financial Accounting Standard No. 143, Accounting for Asset Retirement Obligations. In connection with this adoption, we recognized a cumulative effect of change in accounting principle credit, net of tax, of $258 million. Additionally, in 2003, we recognized an after tax gain of $375 million related to the sale of the directory publishing business.

(4)	We define Operating Income Before Depreciation and Amortization, or OIBDA, as operating income adjusted to exclude depreciation and amortization.

We use OIBDA, among other metrics, to evaluate our operating performance and as one of the components of incentive compensation targets for eligible employees. OIBDA is a performance measure that captures the income and expenses which relate to our business and are managed by our executives. Because our business is capital intensive, depreciation and amortization are excluded from the measurement as they are non-cash items. Other relevant, internal management measures addressing return on invested capital as well as U.S. generally accepted accounting principles, or GAAP, measures are used to manage the level of and return on capital investments. Overall financing and investment decisions are managed at a corporate level. We believe the presentation of this measure is relevant and is useful for investors as it enhances the transparency of our financial information by allowing them to view our performance through the eyes of our executive management. OIBDA is also among the primary measures used externally by analysts and peers in the industry for purposes of assessing operating performance.

Since OIBDA is not a measure of performance calculated in accordance with GAAP it should not be considered in isolation from, or as a substitute for, net income. As required by the SEC, provided below are reconciliations of OIBDA to income from continuing operations, the most directly comparable GAAP financial measure.

Reconciliation of Non-GAAP Measure

	As of and for the Years Ended December 31,
	2005	2004	2003	2002	2001
(millions)				(unaudited)	(unaudited)
Income from continuing operations	$894	$917	$920	$897	$958
Income tax expense	578	569	569	552	598
Other (income) expense, net (a)	(3)	2	6	12	(128)
Premium on early retirement of debt	—	—	5	—	—
Interest expense	83	102	116	136	154
Depreciation and amortization	979	972	992	1,084	1,056

OIBDA	$2,531	$2,562	$2,608	$2,681	$2,638

(a)	The $128 million of income reflected in 2001 arose primarily from curtailment gains resulting from the amendment of certain post-retirement benefit plans.
(5)	At March 31, 2006, we had approximately 7.26 million access lines.

RISK FACTORS

You should carefully consider the risks described below, together with all of the other information included in this prospectus, in evaluating our company and our common stock. If any of the risks described below actually occurs, our business, financial results, financial condition and stock price could be materially adversely affected.

Risk Factors Relating to the Spin-off

Our future financial performance may be worse than the performance reflected in our historical financial information included in this prospectus.

The historical financial information we have included in this prospectus may not reflect what our results of operations, financial position and cash flows would have been had we been an independent company during the periods presented or be indicative of what our results of operations, financial position and cash flows may be in the future when we are an independent company. This is primarily a result of the following three factors:

•	our historical financial information reflects allocations for services historically provided by Sprint Nextel, and we expect these allocations to be different from the costs we will incur for these services in the future as a smaller independent company, including with respect to services provided by Sprint Nextel under the transition services agreements and other commercial service agreements. We expect that, in some instances, the costs incurred for these services as a smaller independent company will be higher than the share of total Sprint Nextel expenses allocated to us historically;

•	our historical financial information does not reflect the debt and related interest expense (as shown on the pro forma contractual obligations table under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity”) that we will incur as part of the spin-off, including debt we will incur in order to transfer cash and issue securities to Sprint Nextel in consideration of Sprint Nextel’s transfer to us of the local telecommunications division assets; and

•	the historical financial information does not reflect the increased costs associated with being an independent company, including changes that we expect in our cost structure, personnel needs, financing and operations of the transferred business as a result of the spin-off from Sprint Nextel (e.g., we may experience losses on our wholesale wireless operations following the spin-off), and from reduced economies of scale.

For these reasons, our future financial performance may be worse than the performance implied by the historical financial information we have presented in this prospectus.

For additional information about the past financial performance of our business and the basis of the presentation of the historical combined financial statements, see “Selected Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Combined Financial Information” and the historical combined financial statements and the accompanying notes included elsewhere in this prospectus.

We have no history operating as a separate public company on which you can evaluate our business strategy.

Historically, our business has been principally operated as one of Sprint Nextel’s business units, and therefore we have no operating history as a separate public company. Accordingly, there can be no assurance that our business strategy and operations will be successful on a stand-alone basis.

We may experience increased costs or decreased operational efficiencies as a result of our need to replace corporate functions previously provided by Sprint Nextel.

Sprint Nextel has historically performed many important corporate functions for our operations, including information technology support, treasury, accounting, finance and tax administration, human resources, legal, regulatory, public relations and strategic development functions. Following the spin-off, Sprint Nextel will provide support to us with respect to certain of these functions, including customer bill printing and mailing services, information technology application and support services, data center services and human resources helpdesk services, on a transitional basis for up to two years. We will need to replicate certain facilities, systems, infrastructure and personnel to which we will no longer have access after our spin-off from Sprint Nextel. These initiatives will be costly to implement. We estimate that capital expenditures and other costs associated with developing and implementing our own support functions, including information technology systems and infrastructure, in these areas will be approximately $237 million.

In addition, there may be an adverse operational impact on our business as a result of the significant time of our management and other employees and internal resources that will need to be dedicated to building these capabilities during the first few years following the spin-off that otherwise would be available for other business initiatives and opportunities. When we begin to operate these functions independently, if we do not have in place adequate systems and business functions of our own, or obtain them from other providers, we may not be able to operate our company effectively and our profitability may decline.

Our profitability may be adversely affected when revenues for certain support functions that we will provide to Sprint Nextel on a transitional basis following the spin-off cease.

Following the spin-off, we will provide support to Sprint Nextel with respect to certain functions on a transitional basis for up to two years. Among the principal services that we will provide to Sprint Nextel are billing support services, field technician support for complex voice customers and information technology application services. Amounts paid by Sprint Nextel for these services are expected to be approximately $30 million annually. Upon expiration of these transitional arrangements, we will need to replace such amounts with new revenue sources or otherwise reduce our cost structure appropriately or our profitability will suffer.

Our spin-off from Sprint Nextel could adversely affect our business and profitability due to our loss of Sprint Nextel’s strong brand, reputation, capital base and purchasing power.

As a business unit of Sprint Nextel, we have marketed our products and services using the “Sprint” brand name and logo, and we believe the association with Sprint Nextel has provided us with preferred status among our customers and employees due to Sprint Nextel’s:

•	globally recognized brands;

•	perceived high-quality products and services;

•	strong capital base and financial strength; and

•	significant purchasing power.

We may not be able to achieve or maintain comparable name recognition or status under our new brand, which could adversely affect our ability to attract and retain customers, resulting in reduced sales and revenues. Our separation from Sprint Nextel could also adversely affect our ability to attract and retain key employees. We will also incur substantial capital and other costs associated with launching and marketing our new brand. We may be required to change our marketing strategy to reflect the loss of the preferred brand status (e.g., we could determine to more aggressively price our services for high-speed Internet access and that strategy could result in lower profitability). In addition, we have historically benefited from Sprint Nextel’s size and purchasing power in procuring goods and services. Following the spin-off, we may be unable to obtain goods and services at prices and on terms as favorable as those obtained before the spin-off, which could decrease our overall profitability.

If the distribution does not qualify as a tax-free transaction, tax could be imposed on Sprint Nextel stockholders.

Sprint Nextel received a private letter ruling from the Internal Revenue Service, or IRS, that the distribution will qualify for tax-free treatment under the Internal Revenue Code of 1986, as amended, or the Code,

Sections 355 and 361. The private letter ruling was granted on July 20, 2005, in response to a request dated April 6, 2005. Certain additional information was provided to the IRS before and after the private letter ruling was received. In addition, Sprint Nextel intends to obtain, immediately before the distribution, an opinion of counsel from each of Cravath, Swaine & Moore LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP that the distribution will qualify for tax-free treatment. The receipt of the opinions is a condition to the distribution, which may be waived by Sprint Nextel in its discretion. If satisfactory opinions from counsel regarding the tax-free qualification of the distribution cannot be obtained, Sprint Nextel’s board of directors would consider not completing the distribution. The IRS ruling relies, and the opinions will rely, on representations, assumptions and undertakings, including those relating to the past and future conduct of our business, and neither the IRS ruling nor the opinions would be valid if such representations, assumptions and undertakings were incorrect. Moreover, the IRS private letter ruling does not address all the issues that are relevant to determining whether the distribution will qualify for tax-free treatment. The issues not addressed by the private letter ruling consist primarily of issues on which the IRS customarily declines to rule. These issues are expected to be addressed by the opinions.

Notwithstanding the IRS private letter ruling and the opinions, the IRS could determine that the distribution should be treated as a taxable transaction if it determines that any of the representations, assumptions or undertakings that were included in the request for the private letter ruling is false or has been violated or if it disagrees with the conclusions in the opinions that are not covered by the IRS ruling. If the distribution fails to qualify for tax-free treatment, it will be treated as a taxable dividend to Sprint Nextel stockholders in an amount equal to the fair market value of our common stock issued to Sprint Nextel common stockholders.

If the distribution does not qualify as a tax-free transaction, tax could be imposed on Sprint Nextel and we may be required to indemnify Sprint Nextel for such tax.

For the reasons described in the preceding risk factor, the distribution may not be tax-free to Sprint Nextel. In that event, Sprint Nextel would be required to recognize gain in an amount up to the fair market value of our common stock that Sprint Nextel distributes on the distribution date plus the fair market value of the senior notes that Sprint Nextel receives from us. The treatment of the distribution for federal tax purposes is not dependent on the tax treatment of the Sprint Nextel merger.

Furthermore, events subsequent to the distribution could cause Sprint Nextel to recognize gain on the distribution. For example, under Code Section 355(e), even minimal acquisitions of either our equity securities or Sprint Nextel’s equity securities that are deemed to be part of a plan or a series of related transactions that include the distribution and the Sprint Nextel merger could cause Sprint Nextel to recognize gain on the distribution.

Under the tax sharing agreement between Sprint Nextel and us, we are generally required to indemnify Sprint Nextel against any tax resulting from the distribution if such tax results from (1) an issuance of our equity securities, a redemption of our equity securities or our involvement in other acquisitions of our equity securities (excluding the distribution of our common stock in the spin-off), (2) other actions or failures to act by us or (3) any of our representations or undertakings being incorrect or violated. We estimate that if any of these conditions occurs the indemnification obligation to Sprint Nextel for taxes would be significant and we are unlikely to have the ability to pay that obligation.

We are agreeing to certain restrictions to preserve the tax-free treatment of the distribution to Sprint Nextel, which may reduce our strategic and operating flexibility.

To preserve the tax-free treatment to Sprint Nextel of the distribution, under a tax sharing agreement that we will enter into with Sprint Nextel, for specified periods of up to 30 months following the distribution, we may be prohibited, except in specified circumstances, from:

•	issuing, redeeming or being involved in other acquisitions of our equity securities;

•	transferring significant amounts of our assets;

•	amending our certificate of incorporation or bylaws;

•	failing to maintain certain components of our business as an active business; or

•	engaging in other actions or transactions that could jeopardize the tax-free status of the distribution.

These restrictions may limit our ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business. See “Agreements with Sprint Nextel—Tax Sharing Agreement.”

Following the spin-off, we will have substantial indebtedness, which could restrict our ability to pay dividends and have a negative impact on our financing options and liquidity position.

On or shortly before the distribution date, we expect to enter into a credit facility with certain financial institutions and, in connection with the spin-off, will transfer approximately $2.1 billion in cash borrowed under the credit facility and issue approximately $4.5 billion in senior notes to Sprint Nextel. As a result, on the distribution date we will have approximately $7.25 billion of total debt outstanding and expect to have interest expense of approximately $515 million annually.

The extent to which we are leveraged could:

•	limit our ability to obtain additional financing in the future for working capital, capital expenditures and acquisitions;

•	limit our ability to refinance our indebtedness on terms acceptable to us or at all;

•	require us to dedicate a significant portion of our cash flow from operations to paying the principal of and interest on our indebtedness, thereby reducing funds available for other corporate purposes;

•	make it more difficult for us to pay our anticipated cash dividends of $75 million quarterly (or $300 million annually) on our common stock; and

•	make us more vulnerable to economic downturns and limit our ability to withstand competitive pressures.

Our financing arrangements will subject us to various restrictions that could limit our operating flexibility.

We expect that our credit facility and other financing arrangements will contain covenants and other restrictions that, among other things, will require us to satisfy certain financial tests and maintain certain financial ratios and restrict our ability to incur additional indebtedness. In addition, both the indenture governing the senior notes and the credit facility will restrict our ability to create liens, which could limit our ability to incur additional indebtedness and restrict the ability of our subsidiaries to incur additional indebtedness. The restrictions and covenants in our anticipated financing arrangements, and in future financing arrangements, may limit our ability to respond to market conditions, provide for capital investment needs or take advantage of business opportunities by limiting the amount of additional borrowings we may incur. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity.”

The agreements that we are entering into with Sprint Nextel may involve, or may appear to involve, conflicts of interest.

Because the spin-off involves the separation of Sprint Nextel’s existing businesses into two independent companies, we are entering into certain agreements with Sprint Nextel to provide a framework for our initial relationship with Sprint Nextel following the spin-off. We have negotiated these agreements with Sprint Nextel while we are still a wholly owned subsidiary of Sprint Nextel. Accordingly, our executive officers and some of our directors were employees, officers or directors of Sprint Nextel or its subsidiaries at the time of the negotiations and, as such, had an obligation to serve the interests of Sprint Nextel and its subsidiaries. As a result, they could be viewed as having had a conflict of interest.

Some of the agreements we are entering into with Sprint Nextel contain early termination provisions that, if exercised by Sprint Nextel, could be materially detrimental to our ability to operate our business.

We are entering into commercial service agreements with Sprint Nextel under which each company will obtain services from the other. Some of these agreements are subject to various restrictions and early termination provisions. For instance, we will market and sell our own branded wireless service under a wholesale agreement with Sprint Nextel. Although this agreement has a seven year term, Sprint Nextel has the right to terminate the agreement if we fail to meet subscriber targets within the first two years of the agreement, if we transfer more than 50% of our subscribers to another carrier or if a change of control of our company occurs. There are also certain restrictions that prevent us from transferring our base of wireless subscribers to another carrier. These restrictions may reduce our strategic and operating flexibility. Early termination of these agreements could have an adverse effect on our ability to operate our business.

We do not own or have a license to all technology that may be necessary to expand our product offerings, which could adversely affect our business and profitability.

We may need to obtain the right to use certain patents from Sprint Nextel or third parties to be able to offer new products and services. We have the right to use all of Sprint Nextel’s existing patents only for a two-year period after the distribution date (although we do have the right to use the Sprint Nextel patents for business that we are conducting as of the distribution date for the life of those patents). If we cannot license or otherwise obtain rights to use any required technology from Sprint Nextel following that two-year period or from a third party on reasonable terms, our ability to offer new IP-based products and services, including VoIP (a technology that enables customers to make telephone calls using high-speed Internet access services), or other new offerings may be restricted, made more costly or delayed. Our inability to implement IP-based or other new offerings on a cost-effective basis could impair our ability to successfully meet increasing competition from companies offering integrated communications services, including cable operators and other service providers offering high-speed Internet services that can be used as a platform to support voice services utilizing VoIP. Our inability to deploy new technologies could also prevent us from successfully diversifying, modifying or bundling our service offerings and result in accelerated loss of access lines, customer usage and revenues or otherwise adversely affect our business and profitability. See “Agreements with Sprint Nextel—Patent Agreement.”

Restrictions in the patent agreement that we are entering into with Sprint Nextel could adversely affect our ability to grow through acquisitions, be acquired or make divestitures.

Following the spin-off, if we grow by acquisitions to become more than twice our size at the time of the distribution, any new companies that we acquire, or operations that are integrated with new acquisitions, will not have the benefit of the patent agreement with Sprint Nextel. If we undergo a change of control and there is a functional integration of our operations with a third party we will lose the benefits of some or all of the patent agreement with Sprint Nextel. The benefits of that agreement do not extend to any parent company or any companies under common control with us. These limitations may make us less attractive as an acquisition candidate and reduce the value that an acquirer would be willing to pay for our business. Divestitures of our assets and operations could also be restricted because the benefits of the agreement would continue to apply only if divested operations or assets are isolated from the other members of the corporate group making the acquisition and only if the business is conducted in substantially the same manner and in substantially the same geographic area that it was conducted before the divestiture. These limitations may make our assets less attractive to a potential acquirer and could reduce the value that an acquirer would be willing to pay for the assets. See “Agreements with Sprint Nextel—Patent Agreement.”

Risk Factors Relating to our Business

We face widespread competition that may reduce our market share and harm our financial performance.

We face significant competition from a number of different types of communications services providers, including wireless telephone service providers, Internet service providers, cable companies, companies that offer VoIP and competitive local exchange carriers, or CLECs.

In particular, we face increasing competition from wireless telephone service providers. As wireless carriers continue to expand and improve their network coverage while lowering their prices, some customers choose to stop using traditional wireline phone service and instead rely solely on wireless service. We anticipate that this trend toward solely using wireless services will continue, particularly if wireless service rates continue to decline and the quality of wireless services improves. Technological developments in cellular telephone, personal communications services, digital microwave, satellite, broadband radio services, local multipoint distribution services, meshed wireless fidelity, or WiFi, and other wireless technologies are expected to permit the further development of alternatives to traditional wireline communications services.

We also face increasing competition from cable operators and other service providers offering high-speed Internet services that can be used as a platform to support voice services utilizing VoIP technology. As VoIP becomes a more robust and widely available service, existing competitors could become more formidable and new competitors could enter our markets.

Many of our current and potential competitors have market presence, engineering, technical and marketing capabilities and financial, personnel and other resources greater than ours, and mergers or other combinations involving our competitors may increase this competitive factor. In addition, some of our competitors can conduct operations or raise capital at a lower cost than we can and are subject to less regulation, taxes or fees. Consequently, some competitors are able to charge lower prices for their products and services, to develop and expand their communications and network infrastructures more quickly, to adapt more swiftly to new or emerging technologies and changes in customer requirements, and to devote greater resources to the marketing and sale of their products and services than we can.

Competition may adversely impact our revenues and profits in several ways, including:

•	the loss of customers and market share;

•	the possibility of customers shifting to less profitable services;

•	forcing us to lower prices or increase capital or marketing expenses to remain competitive; and

•	increasing our need to incur additional costs in order to diversify by offering new products or services.

We face increased competition from companies offering integrated communication services.

The traditional dividing lines between providers of local and long distance telephone services and wireless, video, Internet and cable television services are increasingly becoming blurred, in part because of changes in the regulatory environment that have facilitated the offering of integrated services. Through mergers, joint ventures and various service expansion strategies, providers of competing communication services are increasingly able to provide integrated services in many of the markets we serve. If we are unable to offer integrated service offerings, we may not be able to compete successfully against competitors that offer more integrated service packages.

In recent years, we have broadened our service and product offerings in pursuit of our strategy of growing our share of communications spending by customers within our local service territories. As a business unit of Sprint Nextel, we bundled Sprint Nextel’s long distance and CDMA-based wireless services, expanded high-speed Internet coverage and provided video capability with Echostar Communications Corp. Following the spin-off, we expect to continue to expand our high-speed Internet coverage and to continue our relationship with Echostar. We also expect to offer certain wireline services and CDMA-based wireless services through wholesale (such as the MVNO relationship) and sales agency relationships with Sprint Nextel. However, it may be more difficult for us to achieve our goal of continuing to enhance our customers’ service experience with a single, clear invoice and integrated customer care for bundled services. We cannot assure you that we will be able to continue successfully our recent product diversification efforts.

New technologies may be developed that could displace our service offerings.

We expect competition to intensify as new technologies, products and services are developed. Changes in technology may permit new entrants into the communications services marketplace, and as a result the future prospects of the incumbent wireline industry and the success of our services remain uncertain. We cannot predict which of many possible future technologies, products or services will be important for us to develop in order to maintain our competitive position or what expenditures will be required to develop and provide these technologies, products or services. To the extent we do not keep pace with technological advances or fail to timely respond to technology-driven changes in our industry, we could lose market share or experience a decline in revenue and net income.

We may not be able to compete successfully against Sprint Nextel, which has greater financial resources and superior brand recognition.

In addition to the competitive threats posed to us by other wireless carriers and cable operators, Sprint Nextel has stated publicly that it expects to pursue an aggressive strategy of serving as a wireless alternative to wireline service and to advance competition by, for example, pursuing alliances or joint ventures with cable operators that may have the effect of making the cable operators’ voice offerings that compete with our services more attractive. To this end, Sprint Nextel recently announced a joint venture with several major cable operators that provide services that compete directly with those that we offer. As Sprint Nextel will be a substantially larger company with greater financial resources and superior brand recognition, we may not be able to compete successfully against Sprint Nextel or its alliances or joint ventures.

Our industry is highly regulated and continues to undergo various regulatory and legislative changes, which could adversely affect our prospects and results of operations.

As an ILEC, we have traditionally been subject to significant regulation from federal, state and local authorities and in many respects are subject to more extensive regulation than some of our competitors. This regulation imposes substantial compliance costs on us, restricts our ability to adjust rates to reflect market conditions and impacts our ability to compete and respond to changing industry conditions. In recent years, the communications industry has undergone various fundamental regulatory changes, including those resulting from federal and state legislation, that have generally permitted competition in each segment of the telephone industry, while also in some respects reducing the regulation of ILECs. These and subsequent regulatory and legislative changes could adversely affect us by reducing the switched access charges that we are permitted to charge customers for use of our network to originate and terminate calls, altering our tariff structures, or otherwise changing the nature of our operations and competition in our industry. In particular, Congress and state legislatures may enact laws, and the Federal Communications Commission, or FCC, and state regulatory commissions may adopt new regulations or take other actions that could adversely affect our business prospects or results of operations.

The regulatory uncertainty surrounding VoIP and the apparent use of VoIP by some CLECs, long distance carriers and wireless carriers as a strategy to minimize access charges may adversely affect our access revenues. Adoption by the FCC of intercarrier compensation reform could reduce or eliminate other opportunities for access charge arbitrage, but could also reduce our revenues unless the plan provides a feasible mechanism to replace those revenues with revenues from other sources. Depending on its outcome, the FCC’s recently instituted proceeding regarding regulation of rates for dedicated special access services that we sell to other carriers could affect what we charge for those services in the future.

Similarly, recent rule changes that permit customers to retain their wireline or wireless numbers when switching to another service provider could increase the number of our customers who choose to disconnect their wireline service and rely exclusively on their wireless service for their communications needs. Other pending rulemakings could also have a substantial impact on our operations, including in particular rulemakings on intercarrier compensation and universal service. In addition, various federal legislative proposals are pending that could substantially alter universal service support mechanisms, which could adversely affect the operating income we derive from those sources. Litigation and different objectives among federal and state regulators could create uncertainty and delay our ability to respond to new regulations. Moreover, changes in tax laws, regulations or policies could increase our tax rate. We are unable to predict the future actions of Congress, state legislatures and the various regulatory bodies that govern us, but those actions could materially affect our business.

Due to competitive, technological and regulatory changes, we cannot assure you that our core business will grow, and it could decline, which could have an adverse effect on our business and future prospects.

Due to the competitive, technological and regulatory changes described above, the local communications industry has recently experienced a decline in access lines, interstate and intrastate access traffic and long distance traffic. The recent decline in access lines and usage, coupled with the other changes resulting from competitive, technological and regulatory developments, could materially adversely affect our core business and future prospects. We anticipate that expected increases in our data revenue will be partially offset by continued declines in revenues from traditional voice services. Our access lines declined 4.1%, 2.9% and 2.2% in 2005, 2004 and 2003, respectively, and declined 4.9% at March 31, 2006 compared to March 31, 2005. Due to competitive factors we expect access line loss to continue.

We may not keep all of the long distance customers that are transferred to us by Sprint Nextel.

As part of the separation, we expect Sprint Nextel will, subject to state and federal regulatory approvals, transfer to our long distance subsidiary all of Sprint Nextel’s switched long distance consumer customers, certain of its switched long distance business customers and certain IP data customers, which, in any case, reside or are headquartered in our local service territories. We are required by applicable regulations to provide the affected customers with notice of the transfer, and in the case of consumer customers, we must also provide them with an opportunity to opt out of the transfer. To the extent that customers opt out of the transfer or switch to competitive carriers following the transfer, our revenues and profitability could be adversely affected.

Our capital raising may adversely affect holders of our common stock by increasing our leverage and reducing our credit ratings.

In addition to the new financing arrangements we expect to enter into as part of the spin-off, we may need to incur additional debt or issue securities in order to fund working capital needs, capital expenditures and product development requirements or to make acquisitions and other investments. Due to limitations in our tax sharing agreement, for specified periods of up to 30 months following the distribution date, any additional capital we seek to raise may have to be in the form of debt, which could increase our leverage and reduce our credit ratings.

We may not have access to capital on acceptable terms, and if we are not able to obtain sufficient financing, we may be unable to maintain or grow our business.

Following the spin-off, our credit ratings are expected to be lower than the current ratings of Sprint Nextel. Differences in credit ratings affect the interest rate charged on financings, as well as the amounts of indebtedness and types of financing structures that may be available to us. Regulatory restrictions and the terms of our indebtedness limit our ability to raise capital through our subsidiaries, pledge the stock of our subsidiaries, encumber the assets of our subsidiaries and cause our subsidiaries to guarantee our indebtedness. We may not be able to raise the capital we require on acceptable terms, if at all. If we are not able to obtain sufficient financing, we may be unable to maintain or grow our business. In addition, our financing costs may be higher than they were as part of Sprint Nextel as reflected in our historical financial statements. Further, issuances of equity securities will be subject to limitations imposed on us in the tax sharing agreement that we will enter with Sprint Nextel.

A significant portion of our workforce is unionized, and if we are unable to reach new agreements before our current labor contracts expire, our unionized workers could engage in strikes or other labor actions that could materially disrupt our ability to provide services to our customers.

As of December 31, 2005, we had approximately 14,500 active employees. Approximately 7,000 of these employees (48%) were represented by unions which are subject to collective bargaining agreements. We expect to have approximately 20,000 employees at the time of the spin-off. This expected increase is primarily the result of the transfer of Sprint Nextel employees, who perform corporate headquarters functions, to our company, as well as some external hiring.

Each year, a portion of our labor agreements expire pursuant to their terms and we negotiate the terms of new agreements. In 2006, the contracts governing approximately 29% of the union workforce lapse and are scheduled to be renegotiated. We cannot predict the outcome of these negotiations. We may be unable to reach new agreements, and union employees may engage in strikes, work slowdowns or other labor actions, which could materially disrupt our ability to provide services. New labor agreements may impose significant new costs on us, which could adversely affect our financial condition and results of operations in the future.

We face hurricane and other natural disaster risks, which can disrupt our operations and cause us to incur substantial additional capital costs.

Approximately 52% of our access lines are located in Florida, North Carolina, South Carolina and Texas, and our operations there are subject to the many hazards inherent in being located in areas frequently hit by severe storms, hurricanes and tornadoes, including downed telephone lines, power-outages, destroyed property and equipment, and work interruptions. For example, during 2004 when numerous major hurricanes hit our local service territories, we incurred approximately $60 million of incremental labor and material costs related to service restoration and network repairs.

Although we maintain property and casualty insurance and may under certain circumstances be able to seek recovery of some additional costs through increased rates, only a portion of our additional costs directly related to the hurricanes in 2004 and 2005 was recoverable. We cannot predict whether we will continue to be able to obtain insurance for hurricane-related damages or, if obtainable and carried, whether this insurance will be adequate to cover our liabilities. In addition, we expect any insurance of this nature to be subject to substantial deductibles and to provide for premium adjustments based on claims. Any future hurricane-related costs and work interruptions could adversely affect our operations in the South and our financial condition.

Our designated executive team has not previously worked together to lead an independent company, and any inability of members of the executive team to work together effectively or the loss of any of them could adversely affect our performance.

While the persons expected to be our executive officers have significant industry experience, some do not have extensive operating experience with the incumbent local communications operations of Sprint Nextel, and they have not worked together as managers of an independent, stand-alone company. As a separate company, we will have substantially fewer resources than Sprint Nextel. Our success will depend, in part, on the ability of our executives to work effectively as a team in this new environment. Any inability of our executive officers to work together effectively or the loss of any of them could impair our operational and financial performance.

Risk Factors Relating to Ownership of our Common Stock

The market price and trading volume of our common stock may be volatile.

On May 4, 2006, our common stock began trading on a “when issued” basis. We have not and will not set an initial price for our common stock. The price for our common stock will be established by the public market. We are unable to predict whether large amounts of our common stock will be sold in the open market following the distribution. We are also unable to predict the number of buyers that will be in the market at any time. Our smaller size and different investment characteristics may not appeal to the current investor base of Sprint Nextel. There is no assurance that there will be sufficient buying interest to offset any sales, and, accordingly, the price of our common stock could be depressed by those sales or be more volatile.

Neither we nor Sprint Nextel can assure you as to the trading price of our common stock after the distribution or as to whether the combined trading prices of our common stock and Sprint Nextel’s common stock after the distribution will, in the aggregate, be less than, equal to or greater than the trading prices of the Sprint Nextel common stock before the distribution. The market price of our common stock could fluctuate significantly for many reasons, including in response to the risk factors listed in this prospectus or for reasons not specifically related to our performance, such as industry or market trends, reports by industry analysts, investor perceptions, or negative announcements by our customers or competitors regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other companies within our industry experience declines in their stock price, our stock price may decline as well.

A portion of our current investor base may be required to sell our stock following the distribution.

A portion of Sprint Nextel’s common stock is held by index funds tied to the Standard & Poor’s 500 Index or other stock indices in which Sprint Nextel is included as a component. If at any time we are not included as a component in those indices, the corresponding index funds will likely be required to sell their shares of our common stock and the price of our common stock could be depressed by those sales.

Anti-takeover provisions of our certificate of incorporation and bylaws, the terms of our spin-off from Sprint Nextel and certain provisions of Delaware law could delay or prevent a change of control that you may favor.

Provisions expected to be included in our certificate of incorporation and bylaws may discourage, delay or prevent a merger or other change of control that stockholders may consider favorable or may impede the ability of the holders of our common stock to change our management. Provisions expected to be included in our certificate of incorporation or bylaws, among other things, would:

•	limit the right of stockholders to call meetings of stockholders;

•	regulate how stockholders may present proposals or nominate directors for election at annual meetings of stockholders;

•	require any business combination initiated by a stockholder of 10% or more of our common stock to be approved by the holders of at least 75% of our common stock; and

•	authorize our board of directors to issue preferred stock in one or more series, without stockholder approval.

An acquisition or further issuance of our equity securities could trigger the application of Section 355(e) of the Code, requiring us under the tax sharing agreement to indemnify Sprint Nextel for the resulting tax. This indemnity obligation might discourage, delay or prevent a change of control that you may consider favorable.

In addition, several of the agreements that we have entered into with Sprint Nextel, including certain commercial service agreements, require Sprint Nextel’s consent to any assignment by us of our rights and obligations under the agreements and may also be terminated upon a change of control of our company. The consent and termination rights set forth in these agreements might discourage, delay or prevent a change of control that you may consider favorable.

Finally, following the spin-off, we will be subject to Section 203 of the Delaware General Corporation Law, which may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for shares of our common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus. These forward-looking statements relate to our outlook or expectations for earnings, revenues, expenses, asset quality or other future financial or business performance, strategies or expectations, or the impact of legal, regulatory or supervisory matters on our business, results of operations or financial condition. Specifically, forward-looking statements may include:

•	statements relating to our plans, intentions, expectations, objectives or goals, including those relating to the establishment of our new brand and the benefits of the spin-off;

•	statements relating to our future economic performance, business prospects, revenue, income and financial condition following the spin-off, and any underlying assumptions relating to those statements; and

•	statements preceded by, followed by or that include the words “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target” or similar expressions.

These statements reflect our management’s judgment based on currently available information and involve a number of risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. With respect to these forward-looking statements, our management has made assumptions regarding, among other things, customer and network usage, customer growth and retention, pricing, operating costs, technology and the economic and regulatory environment.

Future performance cannot be ensured. Actual results may differ materially from those in the forward-looking statements. Some factors that could cause our actual results to differ include:

•	expected benefits from the spin-off may not be fully realized;

•	our revenues and operating costs may be different than expected following the spin-off;

•	our ability to establish our new brand;

•	a determination by the IRS that the distribution should be treated as a taxable transaction;

•	our different capital structure as an independent company, including our access to capital, credit ratings, indebtedness and ability to raise additional financing;

•	volatility in the equity market;

•	the effects of vigorous competition in the markets in which we operate;

•	the effects of other mergers and consolidations in the industries relevant to our operations and unexpected announcements or developments from others in those industries;

•	the costs and business risks associated with providing new services and entering new markets;

•	the impact of new, emerging or competing technologies on our business;

•	the impact of any adverse change in the ratings assigned to our debt by ratings agencies on the cost of our financing and our ability to raise additional financing if needed;

•	the uncertainties related to our investments in networks, systems and other businesses;

•	the uncertainties related to the implementation of our business strategies;

•	unexpected results of litigation filed against our company;

•	the impact of equipment failure, natural disasters, terrorist acts or other breaches of network or information technology security;

•	inability of third parties to perform to our requirements under agreements related to our business operations;

•	the costs of compliance with regulatory mandates;

•	the possibility of one or more of the markets in which we compete being impacted by changes in political or other factors, such as monetary policy, legal and regulatory changes or other external factors over which we have no control; and

•	other risks referenced from time to time in our future filings with the SEC and those factors listed under “Risk Factors.”

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this prospectus. Except as required by law, we undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect any events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any proceeds from the issuance of the common stock or RSUs covered by this prospectus.

DIVIDEND POLICY

We expect to pay a regular quarterly dividend beginning in the third quarter of 2006. We currently expect the dividend to be in the aggregate amount of approximately $75 million in each full quarter, which is comparable to the aggregate amount that Sprint Nextel stockholders are receiving from Sprint Nextel for each quarterly dividend paid following the Sprint Nextel merger.

Our ability to fund a regular quarterly dividend will be impacted by our ongoing ability to generate sufficient cash from operations. Effective as of the distribution date, payments on approximately $7.25 billion of indebtedness and our quarterly dividend will account for the majority of our financing activities.

All decisions regarding the declaration and payment of dividends, including with respect to the initial dividend, will be at the discretion of our board of directors and will be evaluated from time to time in light of our financial condition, earnings, growth prospects, funding requirements, applicable law and other factors our board deems relevant.

CAPITALIZATION

The following table sets forth as of December 31, 2005:

•	our capitalization on a historical basis; and

•	our capitalization on a pro forma basis giving effect to the transactions provided for in the separation and distribution agreement, including (1) the delivery to Sprint Nextel of (a) approximately 149 million shares of our common stock, using a distribution ratio of one share of our common stock for every 20 shares of Sprint Nextel common stock, (b) approximately $4.5 billion of senior notes and (c) cash proceeds of approximately $2.1 billion from borrowings under our credit facility, and (2) elimination of the related party notes payable.

You should read this table in conjunction with “Unaudited Pro Forma Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and notes to combined financial statements included elsewhere in this prospectus.

	As of December 31, 2005
	Actual	Pro Forma
	(in millions, except per share amounts)
Current maturities of long-term debt	$2	$2

Long-term debt:
Credit facility (1)(2)	$—	$2,100
Senior notes (2)	—	4,485
Other long-term debt	1,123	663

Total long-term debt	1,123	7,248

Total debt	1,125	7,250

Business equity	4,852	—

Stockholders’ equity
Common stock, par value $0.01 per share, 1,250 shares authorized, 149 shares issued and outstanding	—	1
Additional paid in capital	—	(601)
Retained earnings	—	—
Accumulated other comprehensive loss	—	(471)

Total stockholders’ equity	—	(1,071)

Total capitalization	$5,977	$6,179

(1)	After the borrowing of funds under our credit facility and transfer of such funds to Sprint Nextel, we expect to have $1 billion of borrowing availability, subject to customary conditions, under our credit facility.

(2)	The amounts set forth in the table above with respect to the credit facility and the senior notes assume that we issue to Sprint Nextel senior notes in an aggregate initial principal amount of approximately $4.5 billion and transfer to Sprint Nextel approximately $2.1 billion of cash borrowed under our credit facility. The allocation between the principal amount of the senior notes and amounts borrowed under the credit facility could change but will not exceed $6.6 billion in the aggregate.

SELECTED COMBINED FINANCIAL DATA

The following table sets forth our selected combined financial data. The following financial position data as of December 31, 2005 and 2004 and results of operations, dividends paid to Sprint Nextel and cash flow data for the years ended December 31, 2005, 2004 and 2003 have been derived from our combined financial statements that were audited by KPMG LLP. The results of operations, cash flow data and dividends paid to Sprint Nextel for the years ended December 31, 2002 and 2001 and the financial position data as of December 31, 2003, 2002 and 2001 have been derived from our unaudited combined financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The following information should be read together with our combined financial statements and the notes related to those combined financial statements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Index to Financial Statements and Financial Statement Schedule.”

Our combined financial information may not be indicative of our future performance and does not necessarily reflect what our financial condition and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented, particularly since many changes will occur in our operations and capitalization as a result of our spin-off from Sprint Nextel.

	As of and For the Years Ended December 31,
	2005	2004	2003(1)	2002	2001
(millions)				(unaudited)	(unaudited)
Results of Operations
Net operating revenues	$6,254	$6,139	$6,159	$6,250	$6,547
Operating income (2)	1,552	1,590	1,616	1,596	1,582
Income from continuing operations (2)	894	917	920	897	958

Dividends paid to Sprint Nextel	$983	$865	$683	$864	$699

Financial Position
Total assets	$9,221	$9,329	$9,268	$8,745	$9,593
Property, plant and equipment, gross	19,784	19,470	18,975	18,332	17,684
Property, plant and equipment, net	7,804	7,977	7,979	7,444	7,371
Total debt (including short-term and long-term borrowings)	1,125	1,240	1,392	2,033	2,360
Total business equity	4,852	4,960	4,889	4,004	4,490

Cash Flow Data
Net cash provided by operating activities	$1,904	$2,064	$1,804	$2,258	$1,832
Capital expenditures	828	975	1,118	1,136	1,353

(1)	The results of operations, dividends paid to Sprint Nextel and cash flow data for the year ended December 31, 2003 is derived from our audited combined financial statements. The financial position data as of December 31, 2003 is unaudited.

(2)	In 2005, we recorded $79 million in allocated asset impairments of which $77 million resulted from the abandonment of a network monitoring software application.

In 2004, we recorded restructuring charges reducing our operating income by $40 million and income from continuing operations by $25 million. The restructuring charges were related to severance costs associated with Sprint Nextel’s organizational realignment.

In 2003, we recorded restructuring charges reducing our operating income by $25 million and income from continuing operations by $16 million. The restructuring charges were related to severance costs associated with Sprint Nextel’s organizational realignment, in the amount of $26 million, $13 million, net of tax, and asset impairments of $5 million, $3 million, net of tax. The 2003 restructuring charges were offset by the finalization of the 2001 and 2002 restructuring liability in the amount of $6 million.

In 2002, we recorded restructuring charges reducing our operating income by $57 million and income from continuing operations by $36 million. The restructuring charges were primarily related to the consolidations in Sprint Nextel’s network, information technology and billing and accounts receivable organizations, as well as additional steps to reduce overall operating costs.

In 2001, we recorded restructuring charges reducing our operating income by $113 million and income from continuing operations by $70 million. The restructuring charges were primarily related to consolidation and streamlining of marketing and network operations.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The unaudited pro forma combined financial information presented below has been derived from our audited combined financial statements as of and for the year ended December 31, 2005. The pro forma adjustments and notes to the pro forma combined financial information give effect to the distribution of our common stock by Sprint Nextel and the other transactions contemplated by the separation and distribution agreement that we have entered into with Sprint Nextel. This unaudited pro forma combined financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and notes related to those combined financial statements included elsewhere in this prospectus.

The unaudited pro forma combined statement of operations for the year ended December 31, 2005 has been prepared as if the distribution had occurred as of January 1, 2005. The unaudited pro forma condensed combined balance sheet as of December 31, 2005 has been prepared as if the distribution occurred on December 31, 2005. The pro forma adjustments are based on the best information available and assumptions that management believes are reasonable. The unaudited pro forma combined financial information is for illustrative and informational purposes only and is not intended to represent or be indicative of what our results of operations or financial position would have been had the transactions contemplated by the separation and distribution and related transactions occurred on the dates indicated. The unaudited pro forma combined financial information also should not be considered representative of our future results of operations or financial position.

The pro forma adjustments give effect to the following transactions provided for in the separation and distribution agreement:

•	the execution of our credit facility and concurrent borrowing of approximately $2.1 billion against the facility;

•	the delivery to Sprint Nextel of (1) approximately 149 million shares of our common stock, using a distribution ratio of one share of our common stock for every 20 shares of Sprint Nextel common stock, (2) approximately $4.5 billion of senior notes and (3) cash proceeds of approximately $2.1 billion from borrowings under our credit facility;

•	the transfer to us by Sprint Nextel of the assets of the incumbent local communications and wholesale product distribution operations;

•	the transfer to us by Sprint Nextel of all other assets and liabilities related to the ongoing operations of our business previously held by Sprint Nextel or its subsidiaries;

•	the transfer to us by Sprint Nextel of the in-territory consumer and business long distance customers, as well as the transfers to Sprint Nextel of certain in-territory equipment and professional service customers;

•	the dividend to, or contribution by, Sprint Nextel of the remaining non-commercial service-related intercompany balances;

•	adjustments to provide that we will have $200 million in cash as of the distribution date; and

•	the distribution by Sprint Nextel of our common stock pro rata to its stockholders of record as of the record date.

See the notes to unaudited pro forma combined financial information for a more detailed discussion of these events.

Due to regulations governing the preparation of pro forma financial information, the following non-recurring separation and distribution related expenses associated with establishing ourselves as an independent company are not included as a pro forma adjustment in the unaudited pro forma combined statement of operations; however, they are reflected as an adjustment in the unaudited pro forma condensed combined balance sheet.

•	Non-recurring, separation costs estimated to be approximately $265 million pretax. An additional $35 million was incurred in 2005 and included in our audited combined financial statements. Due to the scope and complexity of the underlying projects, the amount of these costs could increase or decrease materially and the timing of incurrence of these costs could change. The following table sets forth our actual and estimated non-recurring separation costs by category and period:

	Year Ending 31-Dec-06 (Estimate)(1)	2007 and Beyond (Estimate)	Total (Estimate)
	(millions)
Re-branding and brand launch	$33	$15	$48
Information technology systems and infrastructure	116	34	150
Transaction costs	13	—	13
Employee retention and other	27	5	32
Wireless capability development	22	—	22

Total	$211	$54	$265

Portion of total representing capitalized costs	$86	$24	$110

(1)	We estimate that approximately $127 million of these costs will be incurred before June 2006, of which approximately $52 million related to information technology systems and infrastructure costs and wireless capability development costs are expected to be capitalized when incurred.

The pro forma adjustments do not give effect to the following recurring items:

•	the annual aggregate costs resulting from the establishment of the corporate support services for our business, including information technology, human resources, treasury, tax, risk management, accounting and financial reporting, investor relations, legal, procurement and other services. By 2008, we estimate these annual costs to be approximately $100 million greater than the costs historically allocated to us by Sprint Nextel for these services; or

•	the annual aggregate costs we will incur under our agreement with Sprint Nextel to purchase wholesale wireless services, which we currently estimate will be approximately $6 million in 2006, $48 million in 2007 and $116 million in 2008 based on our projected growth of the wireless offering.

EMBARQ CORPORATION (formerly referred to as the New Local Company)

PRO FORMA COMBINED STATEMENT OF OPERATIONS (Unaudited)

(in millions, except per share amounts)

	Year Ended December 31, 2005
		Pro Forma Adjustments
	Historical	Customer Transfers(1)	Capital Structure(2)	Pension(3)	Shared Assets/Liabilities(4)	Other(5)	Pro Forma
Net Operating Revenues	$6,254	$434	$—	$—	$—	$13	$6,701

Operating Expenses
Costs of services and products	2,306	226	—	—	—	3	2,535
Selling, general and administrative	1,338	74	—	(15)	(147)	5	1,255
Depreciation and amortization	979	—	—	—	90	1	1,070
Restructuring and asset impairments	79	—	—	—	—	—	79

Total operating expenses	4,702	300	—	(15)	(57)	9	4,939

Operating Income	1,552	134	—	15	57	4	1,762
Interest expense	(83)	—	(462)	—	25	—	(520)
Other income	3	—	—	—	—	—	3

Income from continuing operations before income taxes	1,472	134	(462)	15	82	4	1,245
Income tax expense (6)	(578)	(52)	169	(6)	(32)	(2)	(501)

Income from Continuing Operations	$894	$82	$(293)	$9	$50	$2	$744

Pro forma basic earnings per common share (7)
Income from continuing operations							$4.99

Pro forma basic shares outstanding (7)							149

Pro forma fully diluted earnings per common share (8)
Income from continuing operations							$4.96

Pro forma fully diluted shares outstanding (8)							150

EMBARQ CORPORATION (formerly referred to as the New Local Company)

PRO FORMA CONDENSED COMBINED BALANCE SHEET (Unaudited)

(in millions, except per share amounts)

	December 31, 2005
		Pro Forma Adjustments
	Historical	Customer Transfers(1)	Capital Structure(9)	Pension(3)	Shared Assets/Liabilities(10)	Non-recurring Separation Costs(11)	Other(5)	Pro Forma
Assets
Current assets
Cash and equivalents	$103	$—	$97	$—	$—	$—	$—	$200
Other	969	(8)	—	—	31	—	2	994

Total current assets	1,072	(8)	97	—	31	—	2	1,194
Gross property, plant and equipment	19,784	—	—	—	557	86	13	20,440
Accumulated depreciation	(11,980)	—	—	—	(305)	—	(1)	(12,286)

Net property, plant and equipment	7,804	—	—	—	252	86	12	8,154

Other assets	345	—	—	(228)	8	—	—	125

Total	$9,221	$(8)	$97	$(228)	$291	$86	$14	$9,473

Liabilities and Stockholders’ Equity
Current liabilities
Current maturities of long-term debt	$2	$—	$—	$—	$—	$—	$—	$2
Other	1,082	8	—	—	(146)	211	—	1,155

Total current liabilities	1,084	8	—	—	(146)	211	—	1,157
Noncurrent liabilities
Long-term debt	1,123	—	2,100	—	(460)	—	—	2,763
Long-term notes payable distributed to Sprint Nextel	—	—	4,485	—	—	—	—	4,485
Deferred income taxes	1,290	(36)	—	(130)	(30)	—	(3)	1,091
Postretirement and other benefit obligations	793	—	—	73	42	—	—	908
Other	79	—	—	31	30	—	—	140

Total noncurrent liabilities	3,285	(36)	6,585	(26)	(418)	—	(3)	9,387
Business equity	5,377	—	(5,377)	—	—	—	—	—
Accumulated other comprehensive loss	(525)	—	525	—	—	—	—	—

Total business equity	4,852	—	(4,852)	—	—	—	—	—

Stockholders’ equity
Common stock, $.01 par value, 1,250 shares authorized, 149 shares issued and outstanding	—	—	1	—	—	—	—	1
Additional paid in capital	—	20	(1,112)	(256)	855	(125)	17	(601)
Retained earnings	—	—	—	—	—	—	—	—
Accumulated other comprehensive loss	—	—	(525)	54	—	—	—	(471)

Total stockholders’ equity	—	20	(1,636)	(202)	855	(125)	17	(1,071)

Total	$9,221	$(8)	$97	$(228)	$291	$86	$14	$9,473

EMBARQ CORPORATION (formerly referred to as the New Local Company)

NOTES TO PRO FORMA COMBINED FINANCIAL INFORMATION

(1)	Represents net revenue of $469 million, operating expenses of $328 million and income from continuing operations of $86 million resulting from the transfer from Sprint Nextel of the in-territory consumer and business long distance customers. A $36 million deferred tax asset, representing the tax effect of the fair market value of these customers, will also be generated from this transfer. Also included is net revenue of $35 million, operating expenses of $28 million and income from continuing operations of $4 million resulting from the transfer to Sprint Nextel of certain in-territory equipment and professional services customers, whose accounts are part of nationwide service agreements. These customer transfers will not occur before the spin-off as these customers and agreements are part of a Sprint Nextel subsidiary that will remain with Sprint Nextel after the spin-off.

(2)	Reflects the adjustment to record interest expense on long term debt incurred as consideration for our business. Pro forma interest expense was calculated as follows:

	Principal Outstanding	Assumed Interest Rate	Estimated Annual Expense	Sensitivity to Change of 1/8% in Interest Rate
	(millions)
Senior notes	$4,485	7.5%	$336	$6
Credit facility	2,100	6.0%	126	3

Total	$6,585		$462	$9

The rate on the senior notes was derived after giving consideration to the impact of our derivative instruments in limiting our exposure to increases in the United States Dollar London Interbank Offered Rate, or LIBOR, and the U.S. Treasury rate. See Note 3 of the Notes to the Combined Financial Statements included elsewhere in this prospectus for additional details. The actual interest expense related to the senior notes will be dependent on rates prevailing at the date of issuance. We assumed an effective interest rate of 6.0% for the approximately $2.1 billion anticipated to be borrowed under our credit facility. The rate on the credit facility was based on a review of the LIBOR forward interest rate curve through April 2007. We cannot predict the movement of future interest rates and thus cannot determine the period this rate would remain in effect. The derivative instruments referred to in Note 3 of the Notes to Combined Financial Statements have not been considered in determining the interest rate on the credit facility nor did these instruments have a material impact on the determination of the rate used on the senior notes. The actual interest expense related to the credit facility will be dependent on market and other conditions at the time of issuance. As described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity,” the allocation between the amount of senior notes and amounts borrowed under the credit facility could change but will not exceed $6.6 billion in the aggregate.

(3)	Reflects the estimated allocation, as determined by an independent actuary and consistent with the Code, Treasury Regulations and the Employee Retirement Income Security Act of 1974, as amended, or ERISA, guidelines, of the Sprint Nextel defined benefit pension plan to reflect the accumulated benefit obligation, fair value of plan assets and annual expense with respect to the active and retired employees of our business. The assumptions used to estimate both net periodic pension costs as well as the benefit obligation were as follows: (1) discount rate of 5.75%, (2) long-term rate of return on plan assets of 8.75% and (3) blended rate of future pay raises of 4.25%.

(4)	Reflects the following:

•	elimination of allocated depreciation expense and capital charges. These allocated charges were historically recorded as selling, general and administrative expense;

•	increase in depreciation expense resulting from the transfer of property, plant and equipment, or PP&E, from a subsidiary of Sprint Nextel. Estimated useful lives did not change as a result of the transfer; and

EMBARQ CORPORATION (formerly referred to as the New Local Company)

NOTES TO PRO FORMA COMBINED FINANCIAL INFORMATION—(Continued)

•	elimination of interest expense related to related party notes payable.

(5)	Represents the transfer by a subsidiary of Sprint Nextel of the operations and related assets of fiber rings located outside of our local service territory in Florida.

(6)	Represents the estimated income taxes for the pro forma adjustments. The statutory federal and state tax rates used to reflect the impact of taxes on interest expense discussed in Note (2) are lower than the comparable tax rate used for other adjustments because the statutory state income tax rate for the legal entity incurring the interest expense is lower than the projected overall state income tax rate.

(7)	The number of shares used to compute pro forma basic earnings per share was the number of shares of common stock assumed to be outstanding at the distribution date using a distribution ratio of one share of our common stock for every 20 shares of Sprint Nextel common stock outstanding at March 31, 2006.

(8)	The number of shares used to compute pro forma fully diluted earnings per share was the number of shares of common stock assumed outstanding at the distribution date adjusted for potentially dilutive common shares. Potentially dilutive common shares primarily include the dilutive effects of shares issuable under our equity plans. Options to purchase 18 million shares of Sprint Nextel common stock held by our employees will be converted in connection with the spin-off and result in fully diluted shares outstanding of 150 million. This information is subject to the actual number of dilutive options outstanding at distribution, their related intrinsic value and the current market price of the shares.

(9)	Reflects the recapitalization of our business through the following series of transactions:

•	cash payment of approximately $2.1 billion to Sprint Nextel obtained through borrowings under our credit facility;

•	issuance of approximately $4.5 billion of senior notes, ranging in maturity from 7 to 30 years from the anticipated issuance at the distribution date;

•	cash infusion from Sprint Nextel to bring our opening cash balance to $200 million; and

•	the assumed issuance of approximately 149 million shares of our common stock. See Note (7) above.

(10)	Reflects the transfer of certain assets and liabilities related to the operations of our business which were previously held by a subsidiary of Sprint Nextel. Also included is the elimination of the intercompany balances, including related party notes payable, except for the amounts associated with normal commercial services provided to or from Sprint Nextel. The following table further details the intercompany balance elimination included in other current liabilities:

	Historical	Customer Transfers	Shared Asset/ Liabilities	Non-recurring Separation Costs	Pro Forma
	(millions)
Accounts payable (AP)	$265	$—	$63	$211	$539
Affiliated payable (component of AP in historical statements)	263	—	(263)	—	—
Other	554	8	54	—	616

Total other current liabilities	$1,082	$8	$(146)	$211	$1,155

(11)	Reflects the balance sheet effect of the non-recurring separation related expenses as discussed in the introduction to “Unaudited Pro Forma Combined Financial Information.” Pursuant to regulations governing the preparation of pro forma financial information, these expenses are not reflected in the unaudited pro forma combined statement of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with our selected combined financial and operating data and the accompanying combined financial statements and related notes. See “Index to Financial Statements and Financial Statement Schedule.” The following discussion may contain forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Our combined financial information may not be indicative of our future performance and does not necessarily reflect what our financial condition and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented, particularly since many changes will occur in our operations and capitalization as a result of our spin-off from Sprint Nextel.

Overview

We are currently a subsidiary of Sprint Nextel. Sprint Nextel has determined to spin off our company by distributing all of our common stock to its stockholders as a dividend. We have entered into a separation and distribution agreement with Sprint Nextel containing the key provisions relating to the separation of our business from Sprint Nextel. The separation and distribution agreement identifies the assets to be transferred, liabilities to be assumed and contracts to be assigned to us. Our capital structure will be changed significantly at the date of the spin-off from Sprint Nextel.

Our operations consist mainly of regulated incumbent local phone companies operating in 18 states. We provide local voice and data services, including high-speed Internet, for customers within our local service territories. We also provide access to our local network and other wholesale communications services for other carriers, sales of communications equipment and other services to residential and business customers.

Key business factors that impacted the year ended December 31, 2005 include:

•	Continued competition from wireless and cable providers negatively impacted revenue, operating income and total access lines in service. We expect access line loss to continue.

•	We added nearly 201,000 new high-speed Internet lines in service increasing high-speed Internet revenues from $224 million for the year ended December 31, 2004 to $326 million for the year ended December 31, 2005.

•	We entered into a new sales contract with a large communications company resulting in additional product distribution sales of $104 million.

Key business factors that are anticipated to impact our 2006 performance are summarized below.

These estimates represent management’s judgment based on currently available information. A number of risks and uncertainties, including but not limited to, the impact of increased competition as well as the effectiveness of our response to that competition and our success in achieving growth targets concerning high-speed Internet lines in service could cause our actual results to differ materially from those presented below. See “Cautionary Statement Regarding Forward-Looking Statements.”

Estimated Income from Continuing Operations Before Income Taxes increase (decrease)

(millions)
Core Operations:

Continued competition from wireless providers and increased competition from cable providers are expected to drive increased levels of access line losses, which are anticipated to negatively impact revenue and income from continuing operations before income taxes.

Continued growth in high-speed Internet lines in service, partially offset by pricing incentives largely associated with bundled service offerings, is expected to generate increased data revenues. Up-front selling and installation costs will partially offset the impact of this increase in data revenues.

Product distribution sales are expected to decline as a result of the exit from certain markets and the spin off from Sprint Nextel. This is expected to have minimal impact on income from continuing operations before income taxes due to the low margins associated with this business.

Anticipated losses from wireless service offering attributable to up-front customer acquisition costs.

Anticipated productivity improvements across our business will partially offset the items presented above.

Estimated impact to 2006 performance	($150)–($210)

Spin-off Related(1):

Customer transfers (principally in-territory consumer and business long distance customers) and elimination of allocated charges from Sprint Nextel (e.g., merger and integration costs, asset impairments and return on investment charge) (2)

$210-$250

Increased costs resulting from our spin-off from Sprint Nextel (e.g., establishing our own corporate support functions consisting primarily of employee-related expenses) (3)	($80)

Incremental non-recurring separation costs	($100)

Incremental interest expense resulting from the issuance of $4.485 billion of senior notes and borrowings of $2.1 billion under our credit facility (4)	($460)

Elimination of interest expense on related-party notes	$25

(1)	See “Unaudited Pro Forma Combined Financial Information.”
(2)	2006 impact will be dependent on the actual date of the spin-off.
(3)	Estimated to be $100 million annually by 2008.
(4)	2006 impact will be dependent on the actual date of the spin-off and prevailing interest rates at that time.

The following factors are also expected to affect liquidity in 2006:

•	Dividend payments to stockholders are anticipated to be approximately $300 million annually. If the spin-off occurs before June 30, 2006, our anticipated dividend payments to stockholders in 2006 will be approximately $150 million.

•	Capital expenditures are anticipated to be approximately $960 million, including certain one-time capital expenditures associated with IT systems and other capabilities required to be created in order for Embarq to operate as a separate company.

Planned Separation from Sprint Nextel

On December 15, 2004, the boards of directors of Sprint and Nextel each unanimously approved a strategic merger combining Sprint and Nextel in a “merger of equals.” Upon completion of the merger on August 12, 2005, Sprint changed its name to Sprint Nextel Corporation and Sprint Nextel common stock is now quoted on the New York Stock Exchange under the symbol “S.” Previously existing shares of Sprint common stock remain outstanding as Sprint Nextel common stock, as Sprint was the acquiring entity for legal and accounting purposes.

When the merger was announced, Sprint also announced its intention to pursue the spin-off of the companies comprising our operations, after completion of the merger. The distribution, now expected to occur in the second quarter of 2006, will occur through a tax-free distribution by Sprint Nextel of all of the shares of our common stock to Sprint Nextel’s stockholders. The separation is subject to certain conditions including receipt of necessary state and federal regulatory approvals and our transfer to Sprint Nextel of cash and senior notes in the aggregate amount of approximately $6.6 billion in partial consideration for, and as a condition to, Sprint Nextel’s transfer to us of the local telecommunications division and wholesale product distribution operations and the consumer and certain business long distance customers located in our local service territories, as described below in “—New Financing Arrangements.” We anticipate we will incur separation and distribution related expenses associated with establishing ourselves as an independent company. These expenses are expected to be significant and will be expensed as incurred.

Basis of Presentation

We are presenting the Combined Balance Sheets as of December 31, 2005 and 2004. The Combined Statements of Operations, Combined Statements of Cash Flows, and the Combined Statements of Business Equity and Comprehensive Income (Loss) are presented for the years ended December 31, 2005, 2004 and 2003.

Our combined financial statements were prepared using the specific financial accounting records of the entities that comprise the local communications business of Sprint Nextel, including the wholesale distribution of communication products. These combined financial statements have been presented using the historical results of operations and historical basis of assets and liabilities of these businesses. All intercompany transactions between these combined entities have been eliminated.

Our operations are divided into two segments, Local and Product Distribution. Our chief operating decision maker determines resource allocation and assesses financial performance based on these two segments. The Local segment includes local exchange voice services, access by phone customers and other carriers to our local network, high-speed Internet services and other data transport and special access services. The Product Distribution segment includes the wholesale distribution of communications equipment.

The combined financial statements are prepared using accounting principles generally accepted in the U.S. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates and assumptions. Additionally, the assets and liabilities included in our combined financial statements may differ from our assets and liabilities upon completion of the spin-off. The spin-off will be completed on the terms contained in the separation and distribution agreement that we have entered into with Sprint Nextel. Our management believes that all historical costs of operations have been reflected in the combined financial statements.

We are also presenting unaudited pro forma combined financial information to reflect adjustments for and give effect to the transactions contemplated by the separation and distribution agreement as well as provide disclosures regarding actual and estimated one-time separation costs and with respect to the impact of our wireless commercial service agreement. See “Unaudited Pro Forma Combined Financial Information” included elsewhere in this prospectus.

New Financing Arrangements

In connection with the spin-off, we will enter into a credit facility with certain financial institutions. We expect to transfer to Sprint Nextel approximately $6.6 billion in the form of cash and senior notes in partial consideration for, and as a condition to, Sprint Nextel’s transfer to us of our business. The assumed allocation of consideration is expected to result in the issuance to Sprint Nextel of our senior notes in an aggregate initial principal amount of approximately $4.5 billion and the transfer to Sprint Nextel of approximately $2.1 billion in cash borrowed under our credit facility. The credit facility will also provide a revolving credit arrangement, including letters of credit, to help satisfy other financing needs. We expect that the terms of our credit facility will include customary covenants that, among other things, will require us to satisfy certain financial tests, maintain certain financial ratios, restrict our ability to create liens, which could limit our ability to incur additional indebtedness, and restrict the ability of our subsidiaries to incur additional indebtedness. To the extent permitted, we may also incur additional indebtedness from time to time for general corporate purposes, including working capital requirements, capital expenditures and future acquisitions.

We anticipate that immediately following the distribution date, we will have combined cash and equivalents of $200 million and available liquidity under the credit facility of $1 billion. As a result of the borrowings to be incurred and paid to Sprint Nextel in partial consideration for our assets and existing borrowings of our subsidiaries, we will have approximately $7.25 billion of indebtedness on the distribution date.

Centralized Management and Allocations

Sprint Nextel uses a centralized cash management program, whereby Sprint Nextel advances funds to and from its subsidiaries. These advances are accounted for as short-term borrowings and bear interest at a market rate that is substantially equal to the rate the subsidiary would be able to obtain from third parties on a short-term basis. Following the spin-off, we will be responsible for our own cash management functions. Advance receivables with Sprint Nextel have been presented as “Cash and equivalents” for purposes of these historical combined financial statements. Advance payables with Sprint Nextel have been presented as “short-term borrowings.”

Sprint Nextel provides facilities, information services, marketing and certain corporate and administrative services to its subsidiaries, including our company. Sprint Nextel directly assigns, where possible, related costs based on actual use of these services. Where direct assignment is not possible or practical, Sprint Nextel uses other indirect methods, including time studies and headcounts, to estimate the allocation of shared service costs to its subsidiaries. The services provided by Sprint Nextel to its subsidiaries are generally accounted for based on fully distributed costs, which we believe approximates fair value. The costs allocated are not necessarily indicative of costs that will be charged or incurred in the future. Related party payables to Sprint Nextel resulting from the allocation of shared service costs are settled approximately one month after their initial recognition. Related party payables for purposes of historical combined financial statements have been presented as “Accounts payable.”

Following the spin-off, Sprint Nextel will continue to provide us with many of these services pursuant to a transition services agreement for a period of up to two years following the separation. We will also arrange to procure other services pursuant to arrangements with third parties or through our own employees. We currently expect that the aggregate annual costs we will pay to Sprint Nextel under the transition services agreement for services that have historically been provided by Sprint Nextel will not differ significantly from the amounts reflected in our historical combined financial statements, which include charges for those services. We also expect that by 2008 our annual incremental costs resulting from the establishment of corporate support services for our business will be approximately $100 million. Assuming a distribution date of May 31, 2006, we expect to incur significant non-recurring costs to establish our new brand of approximately $48 million and information technology investment to create the underlying infrastructure to support our business functions of approximately $150 million.

As a separate company, we will no longer benefit from being included in Sprint Nextel’s insurance package and will be responsible for obtaining our own insurance. We currently estimate that our first annual property insurance premium, with a $10 million deductible, will be approximately $5 million. Factors contributing to this premium include (1) the concentration of our assets in windstorm areas, (2) the number of older buildings that we will own and (3) general property insurance market conditions following recent hurricanes, especially Hurricane Katrina in 2005. We could be subject to windstorm sublimits and/or aggregate limits that could potentially limit our insurance recovery in the future. Overall insurance market conditions will determine premiums paid in future years.

See Note 12 of the Notes to Combined Financial Statements for additional related party transaction information.

Business Environment

We operate in an industry that has been and continues to be subject to consolidation and dynamic change. In light of these changes in the communications industry, including bankruptcies, over-capacity and the highly competitive pricing environment in all communications sectors, we routinely assess the implications of these industry factors on our operations. These assessments may impact the future valuation of our long-lived assets and could have a material effect on our business, financial condition, liquidity and results of operations.

Critical Accounting Policies

The fundamental objective of financial reporting is to provide useful information that allows a reader to understand our business activities. To aid in that understanding, management has identified our “critical accounting policies.” These policies are considered “critical” because they have the potential to have a material impact on our combined financial statements, and because they require judgments and estimation due to the uncertainty involved in measuring, at a specific point in time, events that are continuous in nature.

Long-lived Asset Recovery.

A significant portion of our total assets are long-lived assets, consisting primarily of property, plant and equipment, or PP&E. Changes in technology or in our intended use of these assets, as well as changes in broad economic or industry factors, may cause the estimated period of use or the value of these assets to change.

Depreciable Lives of Assets. Estimates and assumptions are used both in setting depreciable lives and testing for recoverability of our long lived assets. Assumptions are based on internal studies of use, industry data on lives, recognition of technological advancements and understanding of business strategy. We perform annual internal studies to confirm the appropriateness of depreciable lives for each category of PP&E. These studies utilize models, which take into account actual usage, physical wear and tear, replacement history, and assumptions about technology evolution, and in certain instances actuarially-determined probabilities to calculate remaining lives of our asset base.

We believe that the accounting estimate related to the establishment of asset depreciable lives is a “critical accounting estimate” because: (1) it requires our management to make assumptions about technology evolution and competitive uses of assets, and (2) the impact of changes in these assumptions could be material to our financial position, as well as our results of operations. Management’s assumptions about technology and its future development require significant judgment because the timing and impacts of technology advances are difficult to predict, and actual experience has varied from previous assumptions and could continue to do so.

If our studies had resulted in a depreciable rate that was 5% higher or lower than those used in the preparation of our combined financial statements, recorded depreciation expense would have been impacted by approximately $58 million and $57 million for the years ended December 31, 2005 and 2004, respectively.

PP&E and Definite Life Intangibles. PP&E and definite life intangibles are evaluated for impairment whenever indicators of impairment exist. Accounting standards require that if an impairment indicator is present, we must assess whether the carrying amount of the asset is unrecoverable by estimating the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges. If the carrying amount is more than the recoverable amount, an impairment charge must be recognized, based on the fair value of the asset.

We believe that the accounting estimate related to asset impairment is a “critical accounting estimate” because: (1) it requires management to make assumptions about future revenues and costs of sales over the life of the asset, (2) judgment is involved in determining the occurrence of a “triggering event” and (3) the impact that recognizing an impairment would have on our financial position, as well as our results of operations, could be material. Management’s assumptions about future revenues require significant judgment as actual revenues have fluctuated in the past and may continue to do so.

In estimating future revenues, we use our internal business forecasts. We develop our forecasts based on recent revenue data for existing products and services, planned timing of new products and services, and other industry and economic factors.

During the fourth quarter of 2005, Sprint Nextel terminated development and deployment of a network monitoring software application resulting in approximately $77 million in asset impairment charges to our business.

Employee Benefit Plan Assumptions.

Retirement benefits are a significant cost of doing business for us and yet represent obligations that will be settled far in the future. Retirement benefit accounting is intended to reflect the recognition of the future benefit costs over the employee’s expected tenure with us based on the terms of the benefit plans and the related investment and funding decisions. The accounting standards require that management make assumptions regarding such variables as the return on assets, the discount rate and future health care costs. Changes in these key assumptions can have a significant impact on the projected benefit obligation and periodic benefit cost incurred.

We believe that the accounting estimate related to retirement benefit accounting is a “critical accounting estimate” because: (1) it requires assumptions about discount rates, future health care costs, and future return on assets funding the obligation and (2) the impact that changes in actual performance versus these estimates would have on the projected benefit obligation reported on our balance sheet and the related benefit expense could be material.

In determining pension obligations, assumptions concerning market performance are required. Market performance has fluctuated in the recent past and could have continued volatility in the future. In selecting a discount rate, an independent actuary models a hypothetical portfolio of bonds rated AA- or better that produces cash flows matching the projected benefit payments of the plan. To determine the return on asset assumption, forward-looking estimates of the expected long-term returns for a portfolio invested in accordance with the target investment policy is used.

The assumptions associated with the employee benefit plans are made by Sprint Nextel’s management, and while these assumptions are critical to the determination of estimates used in the plan accounting, the assessment of risk associated with an estimate differing from the actual events that may transpire must be assessed at the Sprint Nextel level. Following the spin-off, these assessments will be made by our management.

In determining post-retirement medical and life insurance benefit obligations, assumptions are made concerning the cost of health care, including the assumed medical inflation rate, and the discount rate. Again, as these plans are managed by Sprint Nextel’s management, the assessment of risk associated with an estimate differing from the actual events that may transpire must be assessed at the Sprint Nextel level. Following the spin-off, these assessments will be made by our management.

Income Taxes.

Current income tax expense represents the amount of income taxes paid or currently payable to various taxing jurisdictions in which we operate. Inherent in the current provision for income taxes are estimates and judgments regarding the interpretations of tax regulations, the tax class life assigned to assets, and the timing of deferred tax asset and liability realization. The amount of income taxes we ultimately pay is subject to ongoing audits by federal and state taxing authorities. Our estimate for the potential outcome for any uncertain tax issues is highly judgmental. We believe we have adequately provided for any foreseeable outcome related to these matters. However, our future results may include adjustments to our estimated tax liabilities in the period the assessments are made or resolved. As a result, our effective tax rate may fluctuate on a quarterly basis.

The combined financial statements reflect certain amounts related to deferred tax assets and liabilities, which result from temporary differences between the assets and liabilities measured for financial statement purposes versus the assets and liabilities measured for tax return purposes. Management must assess the expected realizable future tax benefits of deferred tax assets and record any required valuation allowances. We maintained a $2 million valuation allowance in each of the periods presented. The valuation allowance relates to state net operating loss carryovers. Actual income taxes could vary from estimates due to changes in income tax laws, significant changes in the jurisdictions in which we operate or our ability to generate sufficient future taxable income.

We believe that the accounting estimate related to establishing deferred taxes is a “critical accounting estimate” because: (1) it requires management to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning opportunities, and (2) the impact that changes in actual performance as compared to these estimates could have on the realization of tax benefits as reported in our results of operations could be material. Management’s assumptions require significant judgment because actual performance has fluctuated in the past and may continue to do so.

We recorded income tax expense of $578 million for the year ended December 31, 2005 and we carried a net deferred tax liability of $1.3 billion at December 31, 2005. This amount includes approximately $1.5 billion in deferred tax liabilities, which is partially offset by a $281 million deferred tax asset. See Note 9 of the Notes to the Combined Financial Statements.

Revenue Recognition Policies.

We recognize operating revenues as services are rendered or as products are delivered to customers in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition. In connection with recording revenue, estimates and assumptions are required in determining the expected conversion of the revenue streams to cash collected. The revenue estimation process requires management to make assumptions based on historical results, future expectations, the economic and competitive environment, changes in the credit worthiness of our customers and other relevant factors. Changes in these key assumptions can have a significant impact on the projection of cash collected and the periodic revenue stream recognized.

We believe that the accounting estimates related to the establishment of revenue and receivable reserves and the associated provisions in the results of operations are “critical accounting estimates” because: (1) they require management to make assumptions about future billing adjustments for disputes with customers, unauthorized usage, future returns on asset sales and future access adjustments for disputes with CLECs and inter-exchange carriers, as well as the future economic viability of our customer base; and (2) the impact that changes in actual performance as compared to these estimates would have on the accounts receivable reported on our balance sheet and the results reported in our statements of operations could be material. In selecting these assumptions, we use historical trending of write-offs, industry norms, regulatory decisions and recognition of current market indicators about general economic conditions to assess the impact on collectibility of accounts.

If the revenue reserve balances for the years ended December 31, 2005 and 2004 were to be increased by 1%, our net operating revenues would be reduced approximately $1 million for each period. If the accounts receivable reserve estimates as a percentage of accounts receivable for the years ended December 31, 2005 and 2004 were increased by 1%, bad debt expense would increase approximately $7 million for each period.

Management believes the reserve estimate selected, in each instance, represents its best estimate of future outcomes, but the actual outcomes could differ from the estimate selected.

Results of Operations

For the year ended December 31, 2005, we produced strong growth in data revenues through our high-speed Internet offerings and strong growth in product distribution due to a significant new contract. We continued to be impacted by developing competition and product substitution that resulted in a decline in access lines and switched access minutes of use and therefore a decline in voice revenues.

In the fourth quarter of 2005, Sprint Nextel, in conjunction with our management, terminated development and deployment of a network management software application resulting in approximately $77 million in allocated asset impairment charges to our business.

For the year ended December 31, 2004, we recorded a $40 million restructuring charge representing severance, real estate and other costs associated with the overall Sprint Nextel organizational realignment.

Combined Operations

Year ended December 31, 2005 compared to year ended December 31, 2004.

Years ended	December 31, 2005	December 31, 2004
	(millions)
Net operating revenues	$6,254	$6,139
Operating income	$1,552	$1,590
Operating margin	24.8%	25.9%
Capital expenditures	$828	$975

Net Operating Revenues. Net operating revenues increased $115 million, or 2%, for 2005 as compared to 2004. Data revenues and Product Distribution revenues increased $150 million and $163 million, respectively, stemming from a 41% increase in high-speed Internet lines in service and a new Product Distribution contract. These increases were partially offset by a decrease of $154 million in voice revenues resulting from a 4% decrease in access lines and a $44 million reduction in other revenues. We ended 2005 with approximately 7.35 million switched access lines. The reduction in access lines was driven principally by losses to wireless and cable providers, along with broadband substitution.

Operating income decreased $38 million, or 2%, for 2005 compared to 2004. The growth in net operating revenues discussed above was more than offset by increased costs of services and products of $171 million and increased restructuring and asset impairment costs of $39 million. The increase in costs of services and products was due to increased Product Distribution revenues. Partially offsetting these cost increases was a decrease of $64 million in selling, general and administrative expenses driven by cost containment initiatives.

Year ended December 31, 2004 compared to year ended December 31, 2003.

Years ended	December 31, 2004	December 31, 2003
	(millions)
Net operating revenues	$6,139	$6,159
Operating income	$1,590	$1,616
Operating margin	25.9%	26.2%
Capital expenditures	$975	$1,118

Net Operating Revenues. Net operating revenues decreased $20 million for the year ended December 31, 2004 compared to the year ended December 31, 2003. The decrease was due to lower voice revenue of $111 million and declines in equipment and other sales, which reduced other revenue by $57 million. We ended 2004 with 7.67 million switched access lines, a 3% decrease compared to the prior year. Product Distribution revenues increased $45 million, or 13%, for the year ended December 31, 2004 compared to the year ended December 31, 2003. The increase was due to growth in sales to third parties partially offset by lower sales to other Sprint Nextel subsidiaries.

Operating income decreased $26 million, or 2%, for the year ended December 31, 2004 compared to the year ended December 31, 2003. Reduced revenues, discussed above, resulted in a corresponding decrease of $2 million in costs of products and services. Increases in restructuring and asset impairment charges and selling, general and administrative costs more than offset this decrease.

Year ended December 31, 2005 compared to year ended December 31, 2004.

Segmental Results of Operations

Local

Years ended	December 31, 2005	December 31, 2004
	(millions)
Net operating revenues
Voice	$4,003	$4,157
Data	983	833
Other	705	749

Total net operating revenues	5,691	5,739

Operating expenses
Costs of services and products	1,815	1,814
Selling, general and administrative	1,226	1,298
Depreciation and amortization	982	967
Restructuring and asset impairment	79	40

Total operating expenses	4,102	4,119

Operating income	$1,589	$1,620

Operating margin	27.9%	28.2%

Capital expenditures	$850	$999

Voice Revenues. Voice revenues, consisting of revenue from local communication services, and access by phone customers and other carriers to our local network, decreased $154 million, or 4%, for the year ended December 31, 2005. This results from both a decrease in access lines and lower access minutes of use. Access lines decreased from 7.67 million lines at December 31, 2004 to 7.35 million lines at December 31, 2005 accounting for $63 million of the decrease. Switched access minutes of use in 2005 decreased 7% compared to 2004 resulting in a $38 million decrease in revenues. Additionally, FCC-allowable cost recoveries associated with local number portability ceased in 2004 causing a $6 million decrease in voice revenues for 2005. Recoveries for the cost of pooling local telephone numbers ceased in 2004 causing a decrease of $18 million. The wireless local number portability, or WLNP, charges that started in 2004 and ended in 2005 caused a decrease of $16 million.

Data Revenues. Data revenues are mainly generated from high-speed Internet, local data transport services and special access. Data revenues increased $150 million, or 18%, for the year ended December 31, 2005 compared to the year ended December 31, 2004. This increase was driven by strong growth in high-speed Internet lines in service and special access sales primarily to wireless companies. We ended 2005 with 693,000 high-speed Internet lines in service, an increase of 41% compared to December 31, 2004.

Other Revenues. Other revenues are primarily generated from maintenance agreements, professional services agreements, sales agency relationships and the sale of communications equipment. Other revenues declined $44 million, or 6%, during the year ended December 31, 2005. This decrease was due to a de-emphasis of business equipment sales, which accounted for approximately $21 million of the decrease, and elimination of some sales agency agreements, which accounted for approximately $16 million of the decrease.

Costs of Services and Products. Costs of services and products include costs to operate and maintain our network. These costs were comparable year over year. Increases in labor strike costs of $5 million and increased network charges related to the expansion of high-speed Internet of $9 million were offset by a $19 million year-over-year decline in hurricane-related expenses. Costs of services and products were 32% of net operating revenues for the years ended December 31, 2005 and 2004.

Selling, General and Administrative Expense. Selling, general and administrative, or SG&A, expense decreased $72 million, or 6%, for the year ended December 31, 2005 compared to the year ended December 31, 2004. The decrease was due to cost containment initiatives, which resulted in $73 million in lower allocated costs and reduced information technology costs of approximately $60 million. These reductions were partially offset by $51 million in allocated merger, integration and spin-off related costs. SG&A expense was 22% of net operating revenues for the year ended December 31, 2005 compared to 23% for the year ended December 31, 2004.

SG&A expense includes charges for estimated bad debt expense. The reserve for bad debt requires management’s judgment and is based on historical trending, industry norms and recognition of current market indications regarding general economic conditions. Bad debt expense as a percentage of net revenues was 1% for the years ended December 31, 2005 and 2004. The reserve for bad debt as a percent of outstanding accounts receivable was 8% at December 31, 2005 and 9% at December 31, 2004.

Depreciation and Amortization Expense. Depreciation and amortization expense increased $15 million, or 2%, for the year ended December 31, 2005 compared to the year ended December 31, 2004. Approximately $5 million of the increase was due to increased plant investment. The remainder of the increase was due to the annual remaining life depreciation rate update process. As part of the depreciation rate update process, depreciation rates were increased for digital switching equipment and metallic cable, while other items had minor adjustments. The rate updates resulted in increased depreciation expense of $10 million for 2005. Depreciation and amortization expense was 17% of net operating revenues for each of the years ended December 31, 2005 and 2004.

Restructuring and Asset Impairments. In 2005, we recorded $79 million in restructuring and asset impairment costs. Sprint Nextel, in conjunction with our management, terminated development and deployment of a network management software application resulting in approximately $77 million in allocated asset impairment charges. The project was terminated after evaluating business strategies as it was determined that the project would not provide the cost structure, flexibility or operational functionality we would need once the spin-off is complete.

For the year ended December 31, 2004, we recorded a $40 million restructuring charge representing severance, real estate and other costs associated with the overall Sprint Nextel organizational realignment.

See Note 5 of the Notes to the Combined Financial Statements for additional information regarding restructuring and impairment charges.

Capital Expenditures. For the year 2005 compared to the year 2004, capital expenditures decreased by $149 million, or 15%, resulting from increased capital efficiency achieved primarily by tighter capacity management, vendor cost reductions and successful execution of equipment re-use opportunities. Capacity spending reductions represented 76% of the decrease, with regulatory mandates and operational requirements representing the remainder.

Year ended December 31, 2004 compared to year ended December 31, 2003.

Years ended	December 31, 2004	December 31, 2003
	(millions)
Net operating revenues
Voice	$4,157	$4,268
Data	833	730
Other	749	806

Total net operating revenues	5,739	5,804

Operating expenses
Costs of services and products	1,814	1,854
Selling, general and administrative	1,298	1,285
Depreciation and amortization	967	983
Restructuring and asset impairments	40	24

Total operating expenses	4,119	4,146

Operating income	$1,620	$1,658

Operating margin	28.2%	28.6%

Capital expenditures	$999	$1,143

Voice Revenues. Voice revenues decreased $111 million, or 3%, for 2004 due to a decrease in access lines, which reduced revenues by approximately $53 million. Additionally, FCC-allowable cost recoveries associated with local number portability ceased in 2004 causing a $42 million decrease in voice revenues. Recoveries for the cost of pooling local telephone numbers ceased in 2004 causing a decrease of $18 million in 2005, which was offset by an increase of $18 million in WLNP charges which started in July 2004.

Data Revenues. Data revenues increased $103 million, or 14%, during 2004 as a result of strong growth in high-speed Internet services. We ended 2004 with 492,000 high-speed Internet lines in service, an increase of 62% compared to the end of 2003.

Other Revenues. Other revenues decreased $57 million, or 7%, during 2004, principally driven by a decline in business equipment sales of $38 million. The decrease in equipment sales was a result of both a planned shift in focus to selling higher margin products as well as a reduction in customer demand. Additionally, we moved to a sales agency relationship for PCS handsets rather than taking ownership of the handsets, thereby reducing revenue by approximately $28 million.

Costs of Services and Products. Costs of services and products decreased $40 million, or 2%, during 2004. General expense controls within the information technology and support organizations resulted in approximately $35 million of savings. Additionally, lower costs of $18 million and $29 million associated with business equipment sales and PCS handset sales, respectively, were partially offset by a $25 million increase in hurricane-related expenses and $14 million in associated consumer equipment expenses. Costs of services and products were 32% of net operating revenues for both 2004 and 2003.

Selling, General and Administrative Expense. SG&A expense increased $13 million, or 1%, during 2004 compared to 2003. The increase was driven by $29 million in stock-based compensation expense, recoveries of bad debts in 2003 of $35 million that did not recur in 2004 and other various increases totaling approximately $19 million. These increases were partially offset by general cost controls within the information technology and support organizations of approximately $70 million. Bad debt expense as a percentage of net revenues was 1% for both the year ended December 31, 2004 and the year ended December 31, 2003. The reserve for bad debt expense as a percent of outstanding accounts receivable was 9% at December 31, 2004 and 2003.

SG&A expense was 23% of net operating revenues for the year ended December 31, 2004 and 22% for the year ended December 31, 2003.

Depreciation and Amortization Expense. Depreciation and amortization expense decreased $16 million, or 2%, year over year, and was 17% of net operating revenues for each of the years ended December 31, 2004 and 2003. Effective January 1, 2003, we adopted Statement of Financial Accounting Standards, or SFAS No. 143, Accounting for Asset Retirement Obligations, which eliminated the accrual for removal cost from the depreciable rate. For further information on the implementation of SFAS No. 143, see Note 4 of the Notes to Combined Financial Statements.

Restructuring and Asset Impairment. For the years ended December 31, 2004 and 2003, we recorded approximately $40 million and $20 million, respectively, of severance costs associated with the Sprint Nextel organizational realignment.

During the year ended December 31, 2003, Sprint Nextel terminated deployment of its Insight video service resulting in our recognition of approximately $5 million in asset impairment charges.

For additional discussion of restructuring and asset impairments, see Note 5 of the Notes to Combined Financial Statements.

Capital Expenditures. Capital expenditures decreased by $144 million, or 13%, in 2004 compared to 2003 as we changed our network deployment guidelines and engineering standards.

Product Distribution

Year ended December 31, 2005 compared to year ended December 31, 2004.

	December 31, 2005	December 31, 2004
Years ended	(millions)
Net operating revenues
Third party	$509	$341
Related party	54	59
Intercompany	386	450

Total net operating revenues	949	850

Operating expenses
Costs of products	850	745
Selling, general and administrative	112	104
Depreciation and amortization	21	22

Total operating expenses	983	871

Operating loss	$34	$21

Operating margin	(3.6)%	(2.5)%

Capital expenditures	$5	$2

Net Operating Revenues. Product distribution revenues consist of sales to third parties, sales to related parties, consisting of Sprint Nextel entities other than us, and intercompany sales, consisting of sales to our Local segment. Product distribution revenues increased $99 million, or 12%, in 2005 compared to 2004, driven by higher equipment sales to third parties. Of the $168 million increase in sales to third parties, $104 million, or 62%, was due to a significant new contract with a large communications company. Partially offsetting third-party sales were decreases of $5 million in related party revenues and $64 million in intercompany sales, which were caused by lower capital expenditures by the Local segment and related parties.

Costs of Products. Costs of products include costs of equipment sold. These costs increased $105 million, or 14%, during 2005 compared to 2004. The increase was driven by the increase in sales to third parties. Costs of products were 90% of net operating revenues for 2005 compared to 88% for 2004.

Selling, General and Administrative Expense. SG&A expense increased $8 million, or 8%, for 2005 compared to 2004. The increase was due to increased business selling costs associated with increased third party sales. SG&A expense was 12% of net operating revenues for both 2005 and 2004.

SG&A expense includes charges for estimated bad debt expense. The reserve for bad debt requires management’s judgment and is based on historical trending, industry norms and recognition of current market indications regarding general economic conditions. Bad debt expense was approximately $1 million for the years ended December 31, 2005 and 2004. The reserve for bad debt as a percent of outstanding third and related party accounts receivable was 4% at December 31, 2005 compared to 5% at December 31, 2004.

Year ended December 31, 2004 compared to year ended December 31, 2003.

Years ended	December 31, 2004	December 31, 2003
	(millions)
Net operating revenues
Third party	$341	$290
Related party	59	65
Inter-company	450	485

Total net operating revenues	850	840

Operating expenses
Costs of products	745	743
Selling, general and administrative	104	104
Depreciation and amortization	22	23
Restructuring and asset impairments	—	1

Total operating expenses	871	871

Operating loss	$21	$31

Operating margin	(2.5)%	(3.7)%

Capital expenditures	$2	$1

Net Operating Revenues. Product Distribution revenues increased $10 million, or 1%, for 2004 compared to 2003. The increase was due to growth in sales to third party customers partially offset by lower sales to related parties and inter-company sales. Sales to third parties increased due to increases in capital spending in the communications industry. The decreases in related party and intercompany revenues were a result of both a planned shift in focus to selling higher margin products and a reduction in customer demand.

Costs of Products. Costs of products were comparable year over year. Consistent with sales, costs of products reflected the planned shift in focus to selling higher margin products and a reduction in customer demand for equipment. Costs of products were 88% of net operating revenues for each of the years ended December 31, 2004 and 2003.

Selling, General and Administrative Expense. SG&A expense was comparable year over year. Pension cost and stock-based compensation expense increased approximately $2 million each, but were offset by general cost controls. Bad debt expense as a percentage of net revenues was not significant in either year. The reserve for bad debt expense as a percent of outstanding third and related party accounts receivable was 5% at December 31, 2004 compared to 8% at December 31, 2003.

SG&A expense was 12% of net operating revenues for both 2004 and 2003.

Restructuring and Asset Impairment. For the year ended December 31, 2003, we recorded approximately $1 million of severance costs associated with the Sprint Nextel organizational realignment.

Nonoperating Items

Interest Expense

The effective interest rates in the following table reflect interest expense on long-term debt only. Interest costs on short-term borrowings and interest costs on deferred compensation plans have been excluded so as not to distort the effective interest rates on long-term debt.

Years ended December 31,	2005	2004	2003
Effective interest rate on long-term debt	7.7%	7.6%	7.6%

Our effective interest rate on long-term debt increased for the year ended December 31, 2005 primarily due to the retirement of debt with lower interest rates. Historical interest expense on long-term debt is not representative of anticipated interest expense that will be incurred after our spin-off from Sprint Nextel, as it does not reflect the level of borrowing that our business will assume upon the spin-off. For more information on our financing activities, see “—Liquidity and Capital Resources.”

Premium on Early Retirement of Debt

There were no early retirements of debt in either 2005 or 2004. Premiums on the early retirement of debt of $5 million were incurred in 2003. See Note 6 of the Notes to Combined Financial Statements for more information.

Income Taxes

Our combined effective tax rate was 39.3% for the year ended December 31, 2005. The combined effective tax rate was 38.3% for the year ended December 31, 2004 and 38.2% for the year ended December 31, 2003. See Note 9 of the Notes to Combined Financial Statements for a reconciliation of the effective income tax rates to the statutory federal rate for income taxes related to continuing operations.

Discontinued Operations, Net

In 2002, Sprint Nextel signed a definitive agreement to sell its directory publishing business to R.H. Donnelley for $2.23 billion in cash. The sale, which closed in January 2003, included Centel Directories Company, or CDC, a wholly owned subsidiary of Centel, which is included in our company. In connection with the sale in 2003, we received $647 million in cash, recognized a pre-tax gain of $635 million ($375 million after tax) and, up to the date of sale, recognized $1 million after tax from the results of operations.

Cumulative Effect of Changes in Accounting Principle, Net

The Financial Accounting Standards Board, or FASB, Interpretation No. 47, or FIN 47, was issued in 2005, interpreting the application of SFAS No. 143 (see discussion of SFAS No. 143 below). FIN 47 requires the recognition of a liability for legal obligations to perform an asset retirement activity in which the timing and/or method of the settlement are conditioned on a future event. We adopted FIN 47 in the fourth quarter of 2005, which resulted in the recognition of an asset retirement obligation, or ARO, liability of $28 million, an ARO asset of $4 million and a cumulative effect of change in accounting principles, net of tax, of $16 million. The ARO liability is included in “Other noncurrent liabilities” and the ARO asset is included in “Property, plant and equipment” on the Combined Balance Sheets. An ARO liability was established for the estimated cost of removal and disposal of asbestos in company-owned buildings, removal and environmental clean-up of standby power supply system fuel storage tanks and decommissioning of leased buildings for which estimated settlement can be reasonably determined. An ARO liability was not recognized for easements and rights-of-way granted by the United States government, municipalities and private landowners used to route our above-ground and buried cable facilities because the estimated settlement dates of these obligations is indeterminable.

The following table, with comparable actual amounts for the years ended December 31, 2004 and 2003, sets forth the pro forma effects on net income and other noncurrent liabilities assuming we had adopted the provisions of FIN 47 during all periods affected.

	Years Ended December 31,
	2004	2003
	(in millions)
Net Income
As reported	$917	$1,554
Pro forma amounts reflecting the accounting change applied retroactively	$915	$1,552
Other noncurrent liabilities
As reported	$57	$65
Pro forma amounts reflecting the accounting change applied retroactively	$83	$90

Consistent with regulatory requirements and industry practice, we historically accrued costs of removal of telephone poles, conduit and cable in its depreciation reserve. Adoption of SFAS No. 143, Accounting for Asset Retirement Obligations, affected the cost we historically recorded as these costs of removal did not meet the standard’s definition of an Asset Retirement Obligation. Upon adoption of SFAS No. 143, we recorded a reduction in our historical depreciation reserves of approximately $420 million to remove the accumulated excess cost of removal. This resulted in a cumulative effect of change in accounting principle credit, net of tax, of $258 million.

Financial Condition

Our combined assets of approximately $9.2 billion at December 31, 2005 reflected a decrease of $108 million from our combined assets at December 31, 2004. Cash and equivalents, which include net advance receivables from Sprint Nextel of $103 million and $113 million at December 31, 2005 and 2004, respectively, decreased $10 million as capital expenditures, debt payments and dividend payments to Sprint Nextel exceeded cash provided by operations. Inventories increased $8 million to support a new product distribution contract entered into in 2005. Net PP&E decreased $173 million at December 31, 2005 as depreciation expense exceeded capital expenditures.

Accounts payable, which includes $263 million and $140 million of related party payables at December 31, 2005 and 2004, respectively, increased $117 million, or 28%, due to the allocation of asset impairments and allocated merger integration and costs related to the spin-off. Long-term debt including current maturities decreased by $115 million due to the payment of regularly scheduled debt maturities. The deferred tax liability increased by $21 million primarily because of increases in the book to tax differences in PP&E. Postretirement and other benefit obligations decreased by $41 million due primarily to payments for benefits being greater than additional accrued costs.

Our debt-to-total-capital ratio was 19% as of December 31, 2005 versus 20% at December 31, 2004. This decrease primarily reflects a decrease in total business equity of $108 million as dividend payments to Sprint Nextel exceeded net income for the period. Offsetting this was a decrease in debt of $115 million due to payments on scheduled maturities. Our historical debt to capital ratio is not representative of our anticipated ratio following the spin-off. For further discussion of our anticipated capital structure, see “—Liquidity and Capital Resources—Liquidity” below.

Liquidity and Capital Resources

We manage our liquidity and capital resource needs primarily through prioritizing the use of capital and timing and amount of capital expenditures.

Operating Activities

Net cash provided by operating activities of $1.9 billion decreased $160 million for the year ended December 31, 2005 compared to the year ended December 31, 2004 and was driven primarily by an increase in cash paid for taxes of $141 million.

Our cash flows provided by operating activities was approximately $2.1 billion for the year ended December 31, 2004 compared to approximately $1.8 billion for the year ended December 31, 2003, an increase of $260 million. Net income was $637 million higher in 2003 than in 2004, but was comparable when the non-operating items of $376 million for discontinued operations and $258 million for the cumulative effect of changes in accounting principle were removed. The 2004 operating cash flows increased primarily due to higher deferred income and a decrease in the inventory and other current assets balances.

Investing Activities

Net cash used in investing activities totaled $816 million, $962 million and $452 million for the years 2005, 2004 and 2003, respectively. Capital expenditures account for the majority of our investing activities. Capital expenditures were primarily incurred to accommodate voice grade equivalent growth, convert the network from circuit to packet switching, continue the build-out of high-speed Internet services and to meet regulatory requirements.

In 2003, investing activities included $647 million of proceeds related to the sale of our directory publishing business. The overall decrease in capital expenditures for the year ended December 31, 2004 compared to the year ended December 31, 2003 was driven by reduced expenditures for capacity, operational maintenance, major projects, and the partial delay of the conversion from circuit to packet switching. These decreases were slightly offset by increased expenditures in high-speed Internet services build-out.

Financing Activities

Our cash flows used by financing activities totalled $1.1 billion and $1.0 billion for the years ended December 31, 2005 and 2004, respectively. Debt payments and dividends to Sprint Nextel accounted for the majority of our financing activities. Dividend payments to Sprint Nextel increased by $118 million and payments of scheduled debt maturities decreased $37 million for the year ended December 31, 2005 compared to the year ended December 31, 2004.

Our cash flows used by financing activities totaled approximately $1.0 billion and $1.3 billion for the years ended December 31, 2004 and 2003, respectively. For the year ended December 31, 2004, financing activities included a $152 million reduction in debt compared with a net reduction of $640 million for the year ended December 31, 2003. The debt reduction during the year ended December 31, 2004 was due to payments of scheduled maturities. For the year ended December 31, 2003, debt payments were made for short-term borrowings, scheduled maturities and the early retirement of $84 million in callable bonds. In 2003, we moved from a net advance payable position, which is classified as short-term borrowings, to a net advance receivable position, which is classified as cash, because cash generated from operating activities combined with proceeds from the divestiture of the directory business was sufficient to fund our cash needs. Total borrowings, as presented in the historical combined financial statements, are not representative of the debt or cash that we expect to assume or incur upon the spin-off. Historically, Sprint Nextel has centrally managed its financing activities in order to optimize its costs of funding and financial flexibility at a corporate level. Consequently, the debt reflected in our historical combined financial statements does not necessarily reflect our debt capacity and financing requirements. For further discussion of our anticipated capital structure, see “—Liquidity” below.

We paid dividends to Sprint Nextel of $983 million in 2005 and $865 million in 2004. We will establish our own dividend policy following the spin-off. For further discussion of our anticipated dividend policy, see “—Liquidity” below.

Capital Requirements

Our investing activities are targeted primarily towards increased network capacity and include investments for growth in demand for high-speed Internet services, regulatory mandates and the phased transition from circuit to packet switching. Our anticipated 2006 capital expenditures will be approximately $960 million. This includes approximately $80 million of capital expenditures related to the spin-off. We expect capital expenditures before June 1, 2006 will be approximately $355 million. We continue to review closely capital expenditure requirements and will adjust spending and capital investment in response to customer demand.

Liquidity

We participate in Sprint Nextel’s cash management program, whereby Sprint Nextel advances funds to and from its subsidiaries. Sprint Nextel has used the proceeds from operations, the long-term bond market as well as other financial markets to fund capital needs. Additionally, we have our own long-term debt totaling $1,125 million and $1,240 million as of December 31, 2005 and December 31, 2004, respectively, made up of first mortgage bonds, debentures and related party notes. Our ability to fund our capital needs will be impacted by our ongoing ability to generate cash from operations, overall capacity and terms of our bank notes, term debt and access to the equity markets, which will be limited by our tax sharing agreement with Sprint Nextel. Given the volatility in the markets, we continue to monitor the markets closely and take steps to maintain financial flexibility and a reasonable capital structure.

Current debt maturities as of December 31, 2005 and December 31, 2004 were $2 million and $115 million, respectively. Our cash flow from operations for the year ended December 31, 2005 and the year ended December 31, 2004 adequately funded these requirements.

We have a letter of credit facility that is currently guaranteed by Sprint Nextel for an amount not to exceed $11 million. At December 31, 2005, we had outstanding letters of credit under this arrangement of approximately $1 million. Sprint Nextel has other letters of credit with various financial institutions that are available to various Embarq companies. On completion of the spin-off, none of Embarq’s letters of credit will be guaranteed by Sprint Nextel as they will be supported by the credit facility discussed below.

We are currently in compliance with all debt covenants associated with our borrowings.

Effective as of the distribution date, we will enter into a credit facility with certain financial institutions.

The credit facility is expected to consist of a revolving facility and a term loan, each with a term of five years. The credit facility is also expected to provide for the issuance of letters of credit within a sublimit.

The credit facility is expected to bear interest, at our option, at either (1) a fluctuating index rate plus the applicable margin or (2) a periodic fixed rate equal to LIBOR plus the applicable margin set forth in a pricing grid in the agreement. The applicable margin is expected to be based on our long-term senior unsecured non-credit-enhanced debt ratings. The credit facility is expected to include a facility fee and letter of credit fees, the amount of which will vary based on our debt ratings.

The credit facility is expected to include financial covenants requiring the maintenance of specified ratios of consolidated earnings before interest, taxes, depreciation and amortization, or EBITDA (as defined therein), to consolidated interest expense and consolidated debt to consolidated EBITDA. In addition, the credit facility is expected to contain customary affirmative and negative covenants, including covenants limiting our ability to:

•	enter into transactions with affiliates;

•	incur liens;

•	incur debt at the subsidiary level;

•	permit our subsidiaries to enter into agreements that limit their ability to declare or pay dividends, or to repay or prepay debt owed to, make loans or advances to, provide guaranties in respect of, transfer assets to or invest in, us or our subsidiaries; and

•	engage in mergers, consolidations, asset sales or similar transactions.

The credit facility is also expected to contain customary events of default, including for failure to pay principal or interest when due, change of control, covenant defaults, cross-default and cross-acceleration with respect to other debt with a principal amount outstanding aggregating at least $100 million, the existence of unstayed or unsatisfied judgments or orders for payment of money in excess of $20 million individually or $100 million in the aggregate, certain events of bankruptcy and insolvency and certain events under ERISA.

Any downgrade in our credit ratings will increase our borrowing costs under the credit facility. Any downgrade could also restrict our access to the capital markets, increase our borrowing costs under new credit facilities and otherwise adversely affect the terms of future borrowings by, among other things, increasing the scope of our debt covenants and decreasing our financial or operating flexibility. The credit facility does not include any rating triggers that would allow the lenders involved to terminate the facility or accelerate maturity dates in the event of a credit rating downgrade.

We expect to transfer to Sprint Nextel approximately $6.6 billion in the form of cash and senior notes in partial consideration for, and as a condition to, Sprint Nextel’s transfer to us of our business. Although the allocation of that consideration paid to Sprint Nextel may be adjusted, we currently expect that we will issue to Sprint Nextel senior notes in an aggregate initial principal amount of approximately $4.5 billion and transfer to Sprint Nextel approximately $2.1 billion in cash borrowed under our credit facility. The incurrence of this new indebtedness is conditioned on the completion of the spin-off. Including these borrowings and existing borrowings of our subsidiaries, we will have approximately $7.25 billion of indebtedness on the distribution date. We anticipate that immediately following the distribution date, we will have combined cash and equivalents of $200 million and available liquidity under the credit facility of $1 billion. To the extent permitted, we may also incur additional indebtedness from time to time for general corporate purposes, including working capital requirements, capital expenditures and future acquisitions. Regulatory restrictions and the terms of our indebtedness, however, limit our ability to raise capital through our subsidiaries, pledge the stock of our subsidiaries, encumber the assets of our subsidiaries and cause our subsidiaries to guarantee our indebtedness. In the separation and distribution agreement, we and Sprint Nextel have set a target of approximately $183 million for working capital (as defined in the separation and distribution agreement) on our opening balance sheet. See “Agreements with Sprint Nextel—Separation and Distribution Agreement—Further Action.”

We expect to pay a regular quarterly dividend beginning in the third quarter of 2006. We currently expect the dividend to be in the aggregate amount of approximately $75 million in each full quarter. Our ability to fund a regular quarterly dividend will be impacted by our ongoing ability to generate cash from operations. Following the spin-off, payments on approximately $7.25 billion of indebtedness and our quarterly dividends will account for the majority of our financing activities. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors, and will depend upon many factors, including our financial condition, earnings, growth prospects, funding requirements, applicable law and other factors our board of directors deems relevant. See “Dividend Policy” and “Unaudited Pro Forma Combined Financial Information.”

The following information presents the significant estimated changes in both recurring and non-recurring sources and uses of cash anticipated as a result of our spin-off. The recurring sources and uses presented below reflect the estimated annual impact, commencing from the actual spin-off date.

These estimates represent our management’s judgment based on currently available information and involve a number of risks and uncertainties that could cause our actual results to differ materially. See “Cautionary Statement Regarding Forward-Looking Statements.”

Estimated Changes in Sources (Uses)
(millions)
Recurring:
Elimination of dividend payment to Sprint Nextel	$983
Elimination of payments to Sprint Nextel for use of capital and consumption of shared PP&E	147
Operating cost of corporate support functions	(100)

Interest expense, net of interest savings on related-party notes	(437)
Dividend payment to our stockholders	(300)

Non-recurring separation costs expected to be incurred in 2006:
Operating costs	($100)
Capital expenditures	(76)

Although the significant estimated changes resulting from the spin-off as outlined above provide incremental cash to the business, our overall cash position in 2006 is expected to decline as a result of the key business factors identified above under “—Overview.” We do not believe that such decline will adversely affect our operations or our ability to make our anticipated capital expenditures, pay interest on indebtedness or make our anticipated dividend payments.

Our contractual obligations as of December 31, 2005 are summarized below and are disclosed in further detail in Notes 3, 6 and 11 of the Notes to Combined Financial Statements.

		Payments due by Period as of December 31, 2005
	Total	2006	2007	2008	2009	2010	After 2010
	(millions)
Related party notes	$460	$—	$120	$—	$—	$255	$85
First mortgage bonds and debentures	665	2	37	99	2	2	523
Estimated future interest payments	865	88	84	75	69	60	489
Operating leases	67	14	12	8	8	6	19
Unconditional purchase obligations	33	25	6	2	—	—	—

Total contractual obligations	$2,090	$129	$259	$184	$79	$323	$1,116

Long term debt obligations reflected above reflect our historical debt level, which is not representative of the debt repayments that will actually be due under our new capital structure.

The following table presents our pro forma contractual obligations and assumes the delivery to Sprint Nextel of approximately $4.5 billion of senior notes and the transfer to Sprint Nextel of cash proceeds of approximately $2.1 billion from borrowings under our credit facility. The pro forma amounts assume this transaction occurred on January 1, 2005.

		Pro Forma Payments due by Period as of December 31, 2005
	Total	2006	2007	2008	2009	2010	After 2010
	(millions)
Senior notes issued to Sprint Nextel (1)	$4,485	$—	$—	$—	$—	$—	$4,485
Credit facility (1)	2,100	—	—	—	—	—	2,100
First mortgage bonds and debentures	665	2	37	99	2	2	523
Estimated future interest payments	6,482	515	514	509	505	505	3,934
Operating leases	67	14	12	8	8	6	19
Unconditional purchase obligations	33	25	6	2	—	—	—

Total contractual obligations	$13,832	$556	$569	$618	$515	$513	$11,061

(1)	The amounts set forth in the table above with respect to the senior notes and credit facility assume that we issue to Sprint Nextel senior notes in an aggregate initial principal amount of approximately $4.5 billion and transfer to Sprint Nextel approximately $2.1 billion of cash borrowed under our credit facility. The allocation between the principal amount of the senior notes and amounts borrowed under the credit facility could change but will not exceed $6.6 billion in the aggregate.

Unconditional Purchase Obligations

We have minimum purchase commitments with various vendors through 2008. These outstanding commitments represent non-cancelable commitments to purchase goods and services, consisting primarily of network maintenance and equipment, information technology services, customer support provided by third parties and other expenses related to normal business operations. Some of these commitments are shared with Sprint Nextel. When possible, estimates have been made to identify the portion of the commitment that relates to us. Outstanding commitments including estimations of shared commitments as of December 31, 2005 were approximately $33 million.

Expected pension contributions are disclosed in Note 7 of the Notes to Combined Financial Statements and have not been included in unconditional purchase obligations.

Off-Balance Sheet Financing

We do not participate in, secure or finance any unconsolidated, special purpose entities.

Financial Strategies

Derivatives

We selectively enter into interest rate swap agreements to manage exposure to interest rate changes on our debt. We also control exposure to market risk by regularly monitoring interest rate positions under normal and stress conditions to ensure they do not exceed established limits.

At the distribution date, we plan to issue approximately $4.5 billion of senior notes to Sprint Nextel. Our interest rate on this debt is expected to be determined based on the prevailing market conditions at the time of issuance. Given the historical low interest rate environment and volatility in interest rates, we sought to limit our interest rate risk associated with our expected incurrence of new debt by entering into hedge transactions with external counterparties.

During the fourth quarter 2005, we executed swaption derivative contracts for a cumulative notional amount of $600 million. These swaption contracts will mitigate the interest rate variability of the first ten years’ semi-annual interest payments on the first $600 million of our anticipated debt issuance.

Also during the fourth quarter 2005, we entered into Treasury collars for a cumulative notional amount of $2.4 billion. These interest rate collars will mitigate the interest rate variability of the first ten years’ semi-annual interest payments on the next $2.4 billion of our anticipated debt issuance.

Both the swaption derivative contracts and the Treasury collars are cash flow hedges.

At the inception of each cash flow hedge, each hedge was tested for effectiveness in mitigating the interest rate variability risk and all were deemed effective. At December 31, 2005, we tested the effectiveness of each cash flow hedge, both prospectively and retrospectively, and determined the swaption contracts were no longer effective hedges resulting in a pretax charge of $3 million and a liability of $3 million. The Treasury collars were accounted for as cash flow hedges resulting in a $1 million pretax charge for their ineffectiveness and a $9 million unrealized holding loss, net of tax, and a liability of $15 million.

We expect to terminate the hedge on or about the date that the debt is issued or shortly thereafter, if it has not already matured. On termination, the accumulated other comprehensive income (loss) will be amortized as interest expense over the life of the debt. See Note 3 of the Notes to Combined Financial Statements for additional information regarding derivative investment activity.

Recently Issued Accounting Pronouncements

In December 2004, FASB issued SFAS No. 123R, Share-Based Payment. This statement requires an entity to recognize the cost of employee services received in share-based payment transactions, through the use of fair-value-based methods. This statement became effective for us as of January 1, 2006.

Sprint Nextel voluntarily adopted fair value accounting for share-based payments effective January 1, 2003, under SFAS No. 123, as amended by SFAS No. 148, using the prospective method. Upon adoption, we began recognizing our allocated share of the fair value of stock-based compensation for all grants, modifications or settlements made on or after January 1, 2003. Further, in connection with the tracking stock recombination (see Note 2 of the Notes to Combined Financial Statements), as required by SFAS No. 123, we recognized our allocated share of compensation cost resulting from the conversion of PCS stock options to FON stock options. Sprint Nextel accounted for this conversion as a modification and accordingly applied stock option expensing to FON stock options resulting from the conversion of PCS stock options granted before January 1, 2003.

The revised standard will require us to begin to recognize allocated compensation cost for unvested FON stock options granted before January 1, 2003, which were outstanding as of January 1, 2006. This requirement to recognize expense on additional unvested grants will not be significant to our combined financial statements.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs—an amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 4. This statement requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the definition of abnormal provided in ARB 43, Chapter 4, Inventory Pricing. The statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this standard will not have a material impact on our combined financial statements.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29. This statement eliminates the exception to fair value measurement in the exchange of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance. That standard indicates that an exchange does not have commercial substance if it is not expected to significantly change the cash flows of the reporting entity. This statement is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this standard did not have a material impact on our combined financial statements.

In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, or FIN 47. FIN 47 requires an entity to recognize a liability for a legal obligation to perform an asset retirement activity in which the timing and/or method of the settlement are conditional on a future event. The liability must be recognized if the fair value of the liability can be reasonably estimated. This interpretation of SFAS No. 143, Accounting for Asset Retirement Obligation, is effective no later than the end of the first fiscal year ending after December 15, 2005. We adopted FIN 47 in the 2005 fourth quarter resulting in recognition of an ARO liability of $28 million, an ARO asset of $4 million and a cumulative effect of change in accounting principle, net, of $16 million, and an adjustment was recorded in the fourth quarter ended December 31, 2005 related to the interpretation. The adjustment will increase the asset retirement obligation by approximately $28 million.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. We were required to adopt SFAS No. 154 as of January 1, 2006. The adoption of this standard will not have a material impact on our combined financial statements.

Quantitative and Qualitative Disclosures about Market Risk

The risk inherent in our market risk sensitive instruments and positions is the potential loss arising from adverse changes in those factors. We are susceptible to market risks related to changes in interest rates and do not purchase or hold any derivative financial instruments for trading purposes.

We are subject to interest rate risk primarily associated with our borrowings. We selectively enter into swap and other agreements to manage our exposure to interest rate changes on our debt.

All our outstanding debt at December 31, 2005 is fixed-rate debt. While changes in interest rates impact the fair value of this debt, there is no impact on earnings and cash flows because we intend to hold these obligations to maturity unless market conditions are favorable.

Because we carried no variable rate debt during 2005, an interest rate sensitivity analysis is not necessary. Accordingly, a 1% change in interest rates would not impact the Combined Statements of Operations and Combined Statements of Cash Flows at December 31, 2005.

We also perform a sensitivity analysis on the fair market value of our outstanding debt. A 10% decrease in market interest rates would cause a $37 million increase in fair market value of our outstanding debt to $1.3 billion as of December 31, 2005.

BUSINESS

Overview

We offer regulated local communications services as an ILEC to roughly 5% of U.S. households, with approximately 7.26 million consumer and business access lines, as of March 31, 2006. Following the spin-off, we will provide a suite of communications services, consisting of local and long distance voice and data services, including high-speed Internet access. We also expect to provide access to our local network and other wholesale communications services for other carriers, communications equipment for business markets, and other communications-related services. Following the spin-off, we expect to provide CDMA-based wireless voice and data services in most of our local service territories to consumers and small business customers through a non-exclusive wholesale arrangement involving an MVNO relationship with Sprint Nextel. Small business customers for purposes of the MVNO relationship are defined as businesses with less than 80 lines of wireless services. We also expect to offer certain wireline voice and data, wireless and video services through sales agency and other wholesale agreements.

Following the spin-off, our assets and business will consist largely of those that Sprint Nextel attributes to its incumbent local communications operations and that are reported as its Local segment in its financial statements. Following the distribution, we will be an independent, publicly traded company and we expect to be included in the Fortune 500 list based on our historic revenues and those of other companies included in the most recent version of that list.

We will continue to serve our local service territories, which are located in 18 states. We have a significant presence in Florida, North Carolina, Nevada and Ohio (these four states represent nearly two-thirds of all of our access lines). The remaining states (in order of number of access lines) are: Virginia, Pennsylvania, Texas, Indiana, Missouri, Tennessee, New Jersey, Minnesota, Kansas, South Carolina, Washington, Oregon, Nebraska and Wyoming. We are the “carrier of last resort” and, therefore, are entitled to receive funding under universal service programs in our local service territories.

The following map shows the location of our service territories:

We were incorporated in Delaware in 2005; however, our roots trace back to 1899 and the Brown Telephone Company in Abilene, Kansas. Over that period, we have invested substantial resources to improve and expand our network infrastructure to provide quality communications services and customer care. This capital investment and an effective sales effort have historically allowed us to achieve reasonably stable operating results, revenue and cash flow.

Following the spin-off, as part of our overall business strategy, and consistent with the limitations under the tax sharing agreement, we expect to regularly evaluate business opportunities. These may include investments in current or new business lines and both acquisitions that complement our business and divestitures. At any time we may be discussing or negotiating a transaction that, if consummated, could have a material effect on our business, financial condition, liquidity or results of operations. Our board of directors will evaluate our historic strategies and may decide to adopt new strategies in the future.

Following the spin-off, we expect to have total indebtedness of approximately $7.25 billion. A portion of this debt is currently outstanding and the remainder, approximately $6.6 billion, will be incurred and payable to Sprint Nextel and one or more third parties in connection with the spin-off. We intend to incur the new indebtedness and use the cash proceeds in partial consideration for, and as a condition to, the transfer of the assets to us by Sprint Nextel in the spin-off.

Our Strengths

We believe our strengths will enable us to continue to generate cash flow and to grow new streams of revenue by diversifying our offerings, such as high-speed Internet services, while also allowing us to focus our efforts on minimizing the loss of access lines in our traditional local wireline business. Our principal strengths include:

Longstanding customer relationships

As the incumbent provider of communications services in our local service territories, we have developed longstanding customer relationships. Based on our estimates, we provide communications services to approximately 85% of the total potential customers in our local service territories. We manage our service offerings at the local level to serve the needs of each community effectively and efficiently. As a provider of traditional and new wireline services in our local service territories, our infrastructure is readily available to meet our customers’ evolving needs and we strive to be their preferred choice as they seek additional services. To become the preferred choice of our customers and prospective customers, we continually aim to improve the quality of the customer experience for all products, at all touch points, in all our markets. The separation of our company from Sprint Nextel will allow our local customers to be served by a company whose primary strategic focus is providing services in the local service territories where those customers are located. We strive to continuously improve our current products and service offerings and we also plan to expand our product portfolio, both by internal development and external partnering efforts, in order to meet demand for broader communications services. Our dedicated sales and customer service representatives have local market knowledge and we offer bundled services that are designed to meet our customers’ needs, while also simplifying their selection and use of our services.

Pre-existing network infrastructure

As the incumbent provider of communications services in our local service territories, we have a network infrastructure already in place to serve our customers’ current needs and that can also serve as the foundation for offering new services to meet our customers’ evolving needs. One example is our offering of high-speed Internet services, which, as of December 31, 2005, are available to approximately 74% of our local communications customers. By having a pre-existing wireline network with significant traffic that is capable of high-speed Internet services, we have been able to efficiently deploy these services without incurring the capital costs associated with creating new wireline connections to the customers’ premises. As a result, these high-speed Internet services have generated reasonably consistent cash flow.

Ability to offer a wide array of bundled services

We believe that following the spin-off, we will be among the few communications service providers in many of the markets we serve that can provide a suite of services to both consumers and business customers that includes wireline voice services, high-speed data, consumer video entertainment services, and communications equipment for business customers. We plan to expand our service offerings by providing CDMA-based wireless voice and data services to our consumers and business customers in our local service territories through our MVNO and sales agency relationships with Sprint Nextel. We also expect to offer certain wireline voice and data, wireless, and video services through sales agency and other wholesale agreements. We seek to maximize profitable communications services revenue per customer through the convenience and cost savings of using a single provider for a broad suite of services. By offering a bundled package of products and services, we have improved our long distance and high-speed Internet services penetration, resulting in increased revenue and lower customer churn, which have helped to offset revenue decreases driven by continuing declines in access lines and product substitution. Since we introduced our high-speed Internet access service in 1999, we have successfully grown our high-speed Internet base to approximately 693,000 lines at December 31, 2005, which represents approximately 9.4% penetration of our access lines. Going forward, we expect to go beyond merely bundling services by offering truly integrated or converged services and we believe that, combined with the modernization of our networks (such as by circuit to packet migration) and support systems, this will allow us to be more competitive and thereby achieve a greater market share.

Favorable demographics

The annual growth in number of households in our local service territories has averaged approximately 1.8% over the three years ended December 31, 2005, compared to the national average over that period of approximately 1.3%. Our local service territories cover all or part of six of the 20 fastest growing MSAs based on the 2000 census. Approximately 29% of our access lines as of December 31, 2005 were in those MSAs.

Service and product expertise

We believe that our strong heritage provides a solid foundation for the continued development and delivery of cost-effective products and services. For over 100 years, our business has focused on providing high quality communications products and services to meet the evolving needs of our customers. We intend to build on the core strengths of our business to fulfill our mission of providing high quality, cost-effective products and services and innovations that address our customers’ communications needs. We believe that our experienced employee base will help us to fulfill this mission. In particular, many of our dedicated sales and customer service representatives have local market knowledge.

Experienced management team

We have a senior management team with experience managing the expansion of communications companies, including experience at Sprint. Our management team has, to a large extent, been operating in its current composition since August 2005.

Business Strategy

Our strategy is to maximize profitable communications services revenue per customer by selling integrated and bundled products and services and meeting the needs of our consumers and business and wholesale customers within our local service territories. Four key goals will support this strategy:

Provide Useful Products and Solutions to Attract and Retain Customers:

•	actively market integrated service offerings featuring local and long distance voice, high-speed data, video and wireless services and customer premises equipment, or CPE, that are designed to serve the customers’ communications needs;

•	expand high-speed Internet coverage, deliver faster Internet services and enhance the product to increase market penetration and customer retention;

•	offer video services through our direct broadcast satellite, or DBS, arrangement;

•	deliver attractive wireless voice and data services in a large portion of our markets, through agency and MVNO arrangements with Sprint Nextel and possibly others;

•	deliver products and services that meet targeted customer needs and provide product and service simplification; and

•	over time convert our backbone and distribution networks to an IP structure, including VoIP, to expand our ability to provide value enhanced services.

Improve Customer Experience and Perception of Service and Product Offerings:

•	provide our customers a simple, accurate, easy-to-understand bill;

•	maintain quality and reliability of our wireline services;

•	be the preferred “hometown” communications company capitalizing on and continuing our long-term customer relationships and involvement in the communities we serve;

•	expand convenient and innovative distribution channels; for example, by increasing the number of retail stores to increase our local presence;

•	offer services at competitive prices; and

•	serve our customers with knowledgeable, motivated, enabled and accountable sales and customer support associates, and effectively resolve customer issues in a single service call.

Manage Costs:

•	implement process improvements to increase operational efficiency;

•	establish network investment priorities consistent with our business strategies, including to support enhanced service offerings:

•	invest in high-speed network facilities;

•	minimize investment in legacy copper network; and

•	deploy packet switching where it is economically justified;

•	improve our systems to provide support to e-commerce sales and improve the effectiveness of our customer support operations; and

•	simplify legacy IT support systems.

Maintain a Customer-Focused Culture that Encourages High Performance and Employee Satisfaction:

•	maintain our strong commitment of service to the local communities in which we operate;

•	be innovative and competitive in our approach to serving our customers;

•	continue to deliver an exceptional customer experience;

•	improve management focus, quality and communication;

•	maintain a culture of success by aligning management and employee incentives to performance;

•	be a great place to work; and

•	deploy sales compensation plans that support our objectives and are easy to administer and understand.

Our New Brand

On February 1, 2006 we announced our new brand name, EMBARQ, and unveiled our new logo. Embarq Corporation is our holding company name, and EMBARQ will be the brand of our local communications operations, products and services. In addition, we expect to associate our EMBARQ brand with products that we resell to our customers, including long distance and wireless services. We expect that we will use the EMBARQ brand with the sale of our long distance services as early as late April 2006 and in conjunction with the rest of our services on or shortly after the distribution date. We plan to invest significant resources to develop and build awareness of our new brand in our local service territories. We believe that having strong brand recognition, built on a consistent message, will help us grow as an independent company.

Our Services and Product Offerings

We currently operate our business in two segments: Local and Product Distribution.

Through our Local segment, we offer three general categories of products and services: voice, data and other. We currently provide a wide range of products and services through these categories, including the following:

Voice:

•	local calling services;

•	access services to long distance carriers, wireless carriers and CLECs; and

•	wholesale services.

Data:

•	high-speed Internet access services; and

•	special access services.

Other:

•	long distance voice and data services;

•	wireless services;

•	video services and pay per view;

•	communications equipment; and

•	engineering and customer support services.

Through our Product Distribution segment, we provide:

•	wholesale product distribution;

•	logistics; and

•	configuration services.

After the spin-off, in addition to or in place of certain current offerings (for example, we will no longer sell wireless services to the consumer market as a Sprint Nextel agent), we expect to provide our own branded wireless voice and data services to consumers and small business customers in most of our local service territories through wholesale arrangements, such as the MVNO relationship with Sprint Nextel. However, we expect to offer Sprint Nextel-branded wireless services to certain medium and large business customers through a sales agency agreement with Sprint Nextel. We also expect to offer our own branded long distance voice and data services, primarily through a wholesale relationship with Sprint Nextel. We plan to provide certain other Sprint Nextel-branded wireline voice and data services to large business customers, including data networks that extend out of our local service territories, through a sales agency arrangement with Sprint Nextel. See “Agreements with Sprint Nextel—Commercial Service Agreements.”

The following chart summarizes the components of our revenue sources during each of the last three years in the period ended December 31, 2005:

	Years Ended December 31,
Revenue Source	2005	2004	2003
	(millions)
Local segment:
Voice	$4,003	$4,157	$4,268
Data	983	833	730
Other	705	749	806
Product Distribution segment:
Third Party	509	341	290
Related Party	54	59	65

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Local segment

Voice

Local Services. We provide local calling services to consumers and business customers within our local service territories, generally for a fixed monthly charge. In the vast majority of our local service territories, the amount that we can charge a customer for local calling services is governed by state and/or federal regulatory authorities. We also provide a number of enhanced calling features, such as call forwarding, caller identification, voicemail and call waiting, for which we generally charge an additional monthly fee. We also generate revenue from non-recurring services, such as service activation and reactivation. As of March 31, 2006, we had approximately 5.0 million consumer and 2.1 million business access lines. In the consumer category, as of March 31, 2006, approximately 73% of our customers purchased at least one additional service from our portfolio of services that also included Sprint Nextel long distance and wireless services, and approximately 43% of our customers purchased two or more of those additional services.

Access Services. Long distance carriers, wireless carriers and CLECs purchase various forms of switched access services thereby enabling connectivity with their networks and facilitating our local customers’ ability to make or receive long distance calls. Access charges for interstate and international calls are regulated by the FCC, while access charges for intrastate calls are regulated by the state public utility commissions, or PUCs.

Wholesale Services. In addition to access services, FCC regulations require us to offer certain of our network facilities to CLECs on an unbundled basis (i.e., UNEs) and to allow them to collocate some of their equipment in our central offices. The FCC sets general guidelines for pricing of UNEs and collocation and state PUCs set the actual prices charged. As of March 31, 2006, we had approximately 219,000 wholesale access lines, including UNE lines and resold access lines.

Data

High-speed Internet Access Services. As of March 31, 2006, we provided high-speed Internet access services for a monthly fee over approximately 777,000 lines in service. Our primary high-speed Internet offering features a download and upload speed of up to 1.5 Mbps, but we also offer download speeds ranging from 256 Kbps to 5.0 Mbps. Our high-speed Internet services are offered primarily using a DSL service delivery platform.

Special Access Services. In addition, large businesses, long distance carriers, wireless carriers and CLECs purchase “special access” facilities, which consist of dedicated circuits used to connect their business sites or their networks to ours, to connect their networks directly to their customers’ locations, or, in the case of wireless carriers, to connect their cell sites with their mobile switching centers. Although the traffic through special access facilities may include voice as well as data, we have historically reported revenues associated with special access as data revenue.

Other

Long Distance Voice and Data Services. Currently, we offer long distance voice and data services through a sales agency arrangement with Sprint Nextel. Following the spin-off, we plan to offer to our consumer customers long distance voice calling services either based on usage or pursuant to flat-rate calling plans. These services include traditional switched long distance, toll free calling, international, calling card and operator services. We also expect to offer long distance voice and data services to business customers. Voice services will include traditional switched and dedicated long distance, toll free calling, international, calling card and operator services. In connection with the spin-off, we expect that Sprint Nextel’s switched long distance consumer customers, and certain of its switched long distance business customers, that reside or are headquartered in our local service territories will, subject to federal and state regulatory approvals, be transferred by Sprint Nextel to one of our subsidiaries. Certain IP data customers may also be transferred if all of their locations are within our local service territories. Data services offered to business customers will include dedicated IP circuits, frame relay over IP and multi-protocol label switching, or MPLS, over IP. We anticipate that the primary underlying network provider for the long distance services we provide will continue to be Sprint Nextel after the distribution. We plan to purchase long distance services from Sprint Nextel and other providers at wholesale and then sell them to our customers under our new brand. Following the distribution, revenues associated with these services will be reported in the voice category. We also expect to sell some long distance voice and data services to large business customers as an agent of Sprint Nextel. See “Agreements with Sprint Nextel—Commercial Service Agreements.” As of March 31, 2006, of our access lines on which a primary interexchange, or long distance carrier, is selected, we had an approximately 63% share of consumer lines and approximately 51% of business lines for which long distance services are provided through our offering of Sprint Nextel long distance services.

Wireless. We currently offer wireless services through a sales agency relationship with Sprint Nextel. Following the distribution, our consumer and small business wireless services are expected to be sold primarily as our own branded wireless services in most of our local service territories through wholesale arrangements with third parties, including the MVNO relationship with Sprint Nextel. We are entering into the MVNO relationship with Sprint Nextel to facilitate our ability to develop our own branded CDMA-based wireless services and product bundles in order to leverage our wireline assets. We expect to begin providing these services as early as June 2006. The MVNO relationship with Sprint Nextel is a seven year agreement, with price points driven by volume, type of service (i.e., voice or data) and customization. Through the MVNO relationship with Sprint Nextel, we will have access to a nationwide network that will mirror Sprint Nextel’s CDMA coverage in our local service territories. Currently, Sprint Nextel’s wireless network covers approximately 80% of our local service territories. We also will be able to take advantage of Sprint Nextel’s investments in its core network infrastructure. For example, as Sprint Nextel deploys its own CDMA-based high speed digital data network, as part of its core network services, we expect to be able to offer a similar service. We also expect to enter into agreements with other third party vendors to provide some or all of the billing, customer care and handset distribution and logistics needed to support our wireless customers.

Our wireless strategy is to provide a unified communications solution by including wireless voice and data services as part of larger communications services bundles offered to customers in our local service territories. Although we expect to offer stand-alone wireless services, our market emphasis will be on the creation and sale of product and services bundles that have historically improved customer retention. See “Agreements with Sprint Nextel—Commercial Service Agreements.”

Video. We currently sell video services and pay per view through a sales agency relationship with Echostar. As of March 31, 2006, approximately 112,000 of our customers purchased video services from us under this arrangement. We generally sell video services as part of a bundled products and services offering, with charges for all products and services appearing on a single bill provided by us to our customer. Over time, our video service offering may include an approach that utilizes owned facilities in certain markets and sales agency arrangements involving satellite-based services. While there are many relevant considerations, population density would be a critical factor in deciding which technologies to pursue and in which markets.

Equipment and Professional Services. We sell and service a range of CPE, which is communications equipment that resides at a business customer’s location for the management of voice and data networks and applications. We provide CPE to our customers through sales, engineering, and distribution relationships with a small number of primary vendors and logistics support from our Product Distribution segment. We also provide inside wiring services at consumer and business customer locations to install, maintain or upgrade equipment. We also offer engineering and customer support services to our customers, remote management and monitoring of CPE, remote security services to protect customer information and networks, and maintenance of equipment under contract.

Product Distribution segment

Through our Product Distribution segment, we procure, configure and distribute equipment, materials and supplies to the communications and cable industries. The products that we offer include outside plant, business communication systems, telephones and accessories and network access equipment from leading manufacturers across multiple markets. With approximately 1,000 employees, including experts in logistics, engineering, integration and deployment, and communications equipment, Product Distribution offers supply chain solutions that are recognized for their innovation, effectiveness and efficiency. Product Distribution operates six distribution centers throughout the U.S. The group currently stocks more than 20,000 items from more than 1,300 manufacturers. Product Distribution will serve in a supply chain management function within our company, which will help to create scale and reduce costs. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Sales and Marketing

We plan to market and sell our products and services through four main marketing groups: Consumer Markets, Business Markets, Wholesale Markets and Product Distribution, each of which is described below. Our sales and marketing functions, including product development, product management, research, advertising and promotions, will be managed individually by each marketing group.

To foster long-term relationships with our consumers and business customers, we have undertaken many initiatives to provide quality customer service. We operate approximately 20 retail and two wholesale call centers, located mainly in our local service territories, staffed with customer service representatives who are knowledgeable about the local markets we serve. In addition, we have automated many of our customer service functions, including Internet e-commerce systems, so that our customers can receive answers to many frequently asked questions regarding their communications services without speaking to a customer service representative. We continue to consolidate our service plans and simplify our invoices to better meet our customers’ needs.

We locally manage our service offerings in an effort to serve the needs of each customer effectively and efficiently. We are committed to a high standard of service and have sales representatives with market knowledge of the local service territories in which we operate. Based on our understanding of our customers’ needs, we offer bundled services that are designed to simplify the customer’s selection and ability to use our services. Offering bundled services allows us to capitalize on our network infrastructure by offering a suite of communications services in local voice, high-speed Internet access, and long distance services, as well as wireless and video. We believe that offering bundled services improves customer retention and gives us the opportunity to offset declining access lines due to wireless substitution and competition from cable operators and CLECs.

Consumer Markets

Consumer Markets provides a portfolio of bundled wireline and video services to consumers in our local service territories. Consumer Markets historically has also sold Sprint Nextel-branded wireless services and long distance services under a sales agency agreement with Sprint Nextel. Following the spin-off, Consumer Markets will continue to focus on selling bundled wireline services and video services, but will also sell wireless services and long distance services under our new brand. The group offers products and services through a variety of channels, including call centers, the Internet, retail stores and third-party channels.

Consumer Markets has had success in the sale of high-speed Internet service with a growth rate of over 41% in 2005. While we anticipate continued growth, we expect the percentage growth rate to decline. At December 31, 2005 and March 31, 2006, we had over 552,000 and 625,000, respectively, consumer high-speed Internet lines in service.

Our consumer retail marketing approach emphasizes customer-oriented sales, marketing and service with a local presence. We market our retail products and services primarily through our customer service representatives, direct sales representatives, local retail stores and telemarketing. We support our distribution with direct mail, bill inserts, newspaper advertising, website promotions, public relations activities and sponsorship of community events. In our local service territories, we operate retail stores that allow our customers the opportunity to pay their bills directly or meet personally with our customer service and sales representatives to purchase additional services and, in some locations, customer premises equipment. Our customer service and sales representatives promote sales of services to meet the unique needs of our customers. Sales channels are being expanded to increase the visibility of our products and services in third-party retailers and on websites that are co-branded with our business partners. At December 31, 2005, we had 29 new retail stores, and we expect to have between 55 to 60 stores by the end of 2006.

The number of households in our local service territories, which include portions of the Southeastern U.S. and Las Vegas, is growing faster than the national average. In fact, our local service territories cover all or part of six of the top 20 fastest growing MSAs, based on the 2000 census. These include Las Vegas (#1), Naples (#2), Raleigh-Durham (#12), Orlando (#16), Ocala (#18) and Fort Myers (#20). In an effort to maximize our growth, we are expanding our approach to consumer marketing and sales in these areas. Our broadened strategy includes new product offerings that we expect will appeal to households in which wireless phones are becoming the primary means of communication. We are also actively working with property developers to provide the right infrastructure and services to support technology needs of new home owners.

Consumer Markets’ strategy includes improving market penetration and maximizing profitable communications services revenue per household through cross-selling, up-selling, and selling a full bundle of services to meet customers’ communications needs. Consumer Markets’ strategy also includes expansion of the entertainment components of its portfolio and integrating video with wireline services to deliver competitively priced integrated product bundles for our customers.

Business Markets

Business Markets provides a broad portfolio of local, wireless, long distance and equipment products and services designed to meet the needs of business customers. Key products include high-speed data, wireless and long distance voice services as well as traditional local wireline and CPE. The group offers products and services through a variety of channels, including call centers, the Internet, retail stores, direct sales and third-party channels. Following the spin-off, we expect to sell our own branded wireline and wireless services to small business customers. We also expect to use the sales agency agreement with Sprint Nextel to sell Sprint Nextel-branded wireline and wireless services to medium and large business customers. However, wireless customer relationships that exist at the time of the spin-off will remain with Sprint Nextel after the spin-off. See “Agreements with Sprint Nextel—Commercial Service Agreements.”

Our business customer retail marketing approach focuses on end-to-end customer communications solutions from small businesses to large enterprise customers. We market our retail products and services to business customers through several channels, including direct sales forces located in each of the areas we serve, call center sales and service representatives, telemarketing programs, third party agents and local retail stores. Our direct sales force calls on prospective and existing business customers to provide a reliable and complete communications solution that best fits the needs of our customers based on our communications knowledge and the information we gain about the customers’ needs. Our network engineers design services, products and applications that help our customers operate their businesses. Our technicians survey customer premises to assess building entry, power and space requirements for communications equipment and coordinate delivery, installation and testing of equipment. We utilize many advertising and promotional programs, including direct mail, bill inserts, media advertising, newspaper advertising, website promotions, public relations activities and sponsorship of community events. In 2006, we plan to continue expanding our selling channels by growing our business presence in our retail stores, utilizing third party retailers and leveraging value added resellers.

Business Markets’ strategy includes a commitment to deliver communications solutions that meet existing and future business customer needs through bundles of services, integrated service offerings and the development of innovative products and services.

Wholesale Markets

Wholesale Markets offers a variety of network-based products and database services to local, long distance and wireless carriers. Carriers utilize these wholesale products as part of their infrastructure and support systems in providing end-user retail services. Key products for this group include switched and special access, UNEs, collocation, database, directory assistance, operator services, high-speed data and access to network signaling systems. With the growth in wireless voice and data services, wireless carriers operating within our local service territories are increasingly purchasing wholesale services to link their towers and to interconnect with our wireline networks. As of December 31, 2005, Wholesale Markets also provided public access services to approximately 24,500 pay telephone units in 43 states. Further, through 22 account relationships, Wholesale Markets provides communications services to inmates at 161 state and county correctional institutions.

Our wholesale marketing approach includes direct sales calls to our carrier customers in the interexchange long distance, wireless, CLEC, and Internet Service Provider, or ISP, market segments. Wholesale revenues are derived primarily from switched access for originating and terminating long distance calls, special access to provide dedicated links between customer premises and carrier networks, intelligence network database services and interconnection services to link networks between carriers. Approximately 80% of our wholesale revenues come from 20 carriers. Our associates work closely with these customers to develop products and services that address their specific needs and to help ensure that we continue to be the wholesale provider of choice within our local service areas. In addition, our dedicated account managers and supporting sales engineers consult with these customers on network design and application needs.

Wholesale customers have access to the majority of our products and services through our wholesale website and through tariffs that are filed with state and federal regulatory agencies. We are working to improve our wholesale website both to enhance the customer experience and to reduce calls to wholesale service centers.

Wholesale Markets’ strategy is focused on providing superior network service quality and products tailored specifically to its customers’ business needs.

Product Distribution

Product Distribution’s sales and marketing approach emphasizes providing cost competitive communications products through, what we believe to be, a world class logistics organization. We service our network service provider and reseller customer base through a direct sales organization, centralized call center operations and e-commerce activities. We support these channels with direct mail, bill inserts, trade advertising, website promotions, public relations activities and participation in key industry trade shows. Our sales and service organization helps customers design advanced supply chain solutions by providing engineering and installation services to help improve the operational efficiency of their businesses.

Product Distribution’s strategy is to achieve economies of scale in purchasing and to provide customers with a reliable infrastructure to meet a wide variety of supply chain needs through its logistics network, which is comprised of “best-in-class” information technology systems and strategically located distribution centers.

Network Architecture and Customer Support

Our network consists of host and remote central office digital switches and digital loop carriers interconnected with copper, microwave and fiber facilities. Our equipment typically operates on the most current software in generally available release. The outside plant infrastructure connecting the customer with the core network also consists of a mix of copper and fiber optic cables. As of December 31, 2005, we maintained over 330,000 miles of copper plant. Our network also includes approximately 37,000 miles of local and long-haul fiber optic cables typically powered with synchronous optical network, or SONET, terminals, which are the primary transport technology between our 318 host and 1,605 remote central offices and interconnection points with other ILECs. We have a robust SONET-based transport architecture utilizing over 3,000 survivable rings. This architecture increases reliability to both consumers and business customers. Our network also contains 12 Signaling System 7, or SS7, pairs, or 24 transfer points, to provide call control and signaling. We also have approximately 900,000 access lines converted to packet switching infrastructure and we were the first ILEC to launch a conversion to packet switching. In addition, we have deployed approximately 33% of the call servers needed to support a soft switch network architecture. This packet infrastructure positions us for new services and products.

In our markets, high-speed Internet-enabled integrated access technologies are being deployed to provide significant broadband capacity to our customers. We continue to modify the network to offer high-speed Internet service to more customers; as of December 31, 2005, approximately 74% of our access lines were capable of providing high-speed Internet service to our customers. We continue to evaluate new high-speed Internet technologies, fixed wireless and other Internet high-speed enhancements that could expand the coverage and data speeds of our high-speed Internet offerings.

Rapid and significant changes in technology are expected in the communications industry. Our future success will depend, in part, on our ability to anticipate and adapt to technological changes. We believe that our network architecture and management expertise will enable us to respond efficiently to these technological changes.

In addition to the equipment noted above, our integrated communications network includes asynchronous transport mode, or ATM, switches, IP routers, frame relay switches, Ethernet switches/routers and multi-service switches capable of handling voice, data and dedicated circuits. We currently own or lease all of our network facilities and have not booked any revenues from swaps of indefeasible rights to use.

We support our network with a customer support team of approximately 6,000 technicians who install network components and CPE and maintain and repair the network. Our technicians are highly skilled professionals trained to handle a wide range of communications elements. We have network operations centers to provide surveillance and remote maintenance of all communications products and services.

History and Development

Our company has over 100 years of experience in providing local communications services to our customers. Our earliest predecessor company, Brown Telephone Company, was founded in 1899 in Abilene, Kansas. Over the next six decades, the company grew dramatically through a series of acquisitions, and by 1976 the diversified company known as United Telecommunications had approximately $1 billion in revenues and 3.5 million local access lines. By the early 1990s, United Telecommunications had more than 4.0 million access lines and was providing advanced consumer products, such as caller identification and call screening, to its customers. In 1992, United Telecommunications changed its name to Sprint Corporation and began selling our products and services under the Sprint brand. In 1993, Sprint’s merger with Centel Corporation increased the number of Sprint’s access lines by 1.7 million.

In 1998, Sprint reorganized its local communications business from regional operations to a single national organization focused on three key customer sets: businesses, consumers and carriers. A year later, Sprint began offering high-speed Internet services to its customers. In 2003, Sprint’s local business became the first major communications business to begin the conversion from a circuit-switched local communications network to a simplified, next-generation packet network. In December 2004, Sprint announced plans to merge with Nextel and its intention to subsequently spin-off the local communications business into a stand-alone company, thereby creating Embarq. The merger with Nextel was completed in August 2005.

Competition

There is widespread competition among communications services providers. The traditional dividing lines between local, long distance, wireless, video and Internet services are increasingly becoming blurred. Through mergers, joint ventures and various service expansion strategies, major providers are striving to provide integrated services in many of the markets we serve. This trend is also reflected in changes in the regulatory environment that have encouraged competition and the offering of integrated services. We expect competition to intensify as a result of the entrance of new competitors and the rapid development of new technologies, products and services.

Competition may adversely impact our revenues and profits in several ways, including:

•	the loss of customers and market share;

•	the possibility of customers shifting to less profitable services;

•	forcing us to lower prices or increase capital or marketing expenses to remain competitive; and

•	increasing our need to incur additional costs in order to diversify by offering new products or services.

ILECs increasingly face competition from alternate communication systems constructed by facilities-based providers, including CLECs, long distance carriers, large customers, alternative access vendors, cities and local governments, rural over-builders and other entities. Some of these systems, which have become more prevalent as a result of the Telecommunications Act of 1996, which we refer to as the Telecom Act, and recent technological developments, are capable of originating or terminating calls without use of the ILECs’ networks or switching services. Other providers, including VoIP carriers, make use of the high-speed Internet access services that we provide to our customers and may displace the local, long distance, calling features and switched access revenues that we formerly obtained from conventional forms of voice services. We anticipate that all these trends will continue and will lead to increased competition with our services.

Much of the local competition that arose after the passage of the Telecom Act took the form of resale of ILEC services or use of the ILECs’ UNEs, either as a total package of service capabilities (generally referred to as the unbundled network element platform or UNE-P), or in combination with facilities owned by the CLEC. We have traditionally been less subject to these forms of competition than larger ILECs serving more urban areas, and recent regulatory decisions have relieved ILECs of the obligation to make UNE-P available to competitors. See “—Legislative and Regulatory Developments.” We intend to actively monitor these developments, to observe the effect of emerging competitive trends in larger markets and to develop appropriate competitive responses. Going forward, we do not believe these forms of competition will be an increasing threat to us.

We also face increasing competition from cable operators providing high-speed Internet services, which can be used as a platform to support voice services utilizing VoIP technology. For example, in 2003, only approximately 2% of households in our local service territories had cable telephony capability. At December 31, 2005, this percentage was approximately 40%, and it is expected to reach approximately 88% by the end of 2006. As voice services using VoIP technology become more robust and widely available and as the performance and quality of these services are more widely accepted by customers, cable competitors are expected to become more formidable.

Furthermore, wireless communications services increasingly constitute a significant source of competition for local communications services, especially as wireless carriers expand and improve their network coverage and continue to lower their prices. As a result, some customers have chosen to completely forego use of traditional wireline phone service and instead rely solely on wireless services. Our access line losses are escalating as an increasing number of households become wireless only. We anticipate that the trend toward using wireless services will continue, particularly if wireless service rates continue to decline and the quality of wireless services improves. Technological developments in cellular telephone, personal communications services, digital microwave, satellite, broadband radio services, broadband over powerline, local multipoint distribution services, meshed WiFi and other wired and wireless technologies permit the further development of alternatives to traditional wireline services. Changes in technology generally result in new entrants into the communications services marketplace. See “Risk Factors—Risk Factors Relating to our Business—Due to competitive, technological and regulatory changes, we cannot assure you that our core business will grow, and it could decline, which could have an adverse effect on our business and future prospects.”

Many of our current and potential competitors have market presence, engineering, technical and marketing capabilities and financial, personnel and other resources greater than ours. In addition, some of our competitors can conduct operations or raise capital at a lower cost than we can and are subject to less regulation, taxes or fees. Consequently, some competitors may be able to charge lower prices for their products and services, develop and expand their communications and network infrastructures more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, and devote greater resources to the marketing and sale of their products and services than we can.

Despite the various challenges facing our business, our numerous strengths, such as our established customer relationships, existing network architecture, extensive product and service expertise and wide array of bundled offerings, are helping us in our efforts to reduce access line losses and grow our customer base. We intend to continue challenging the competition with:

•	innovative bundled offerings that not only respond to but anticipate our customers’ changing needs;

•	new product offerings, such as continued roll-out of high-speed Internet access;

•	effective customer care and simplified billing; and

•	attractive and simplified pricing.

Legislative and Regulatory Developments

The communications industry has been and remains the subject of legislative and regulatory oversight at both the federal and state levels. The Telecom Act was the first comprehensive update of the Communications Act of 1934. Among other things, the Telecom Act provided a framework for local competition, but required the adoption of implementing rules by the FCC and the states. These rules have been the subject of numerous court appeals, as well as lobbying efforts before Congress. In virtually every session of Congress since the adoption of the Telecom Act, legislation has been proposed to amend it, and there is growing interest in Congress in undertaking another update of the Communications Act of 1934. In addition, members of Congress use Congressional hearings and letters to emphasize points to regulators. Congressional participation in the development of regulatory policy and enforcement makes the regulatory process less predictable and potentially adverse to our interests. Various state legislatures also engage in regulatory policy matters that affect our business.

As an ILEC we are subject to pervasive regulation by both state and federal regulatory bodies. While the amount of regulation is diminishing, we remain subject to more regulation over communications services than many of our competitors and competition is increasing at a faster rate than regulation is decreasing. The following summary of the regulatory environment in which our business operates does not describe all present and proposed federal, state and local legislation and regulations affecting the communications industry. Some legislation and regulations are currently the subject of judicial proceedings, legislative hearings and administrative proceedings that could change the manner in which our industry operates. We cannot predict the outcome of any of these matters or their potential impact on our business. Regulation in the communications industry is subject to rapid change and any change may have an adverse effect on us in the future. The following discussion describes some of the major communications-related regulations that affect us, but numerous other substantive areas of regulation not discussed here may also influence our business.

State Communications Regulation

The major areas of ILEC regulation and the environment of regulatory change we face at the state level include:

Carrier of last resort. As an ILEC, in our local service territories we have an ongoing requirement to provide service to all those who request service and are willing to pay tariff rates. In a competitive environment this constitutes a competitive disadvantage because the competitors can choose not to provide service to customers who are credit risks or whom it would be uneconomic to serve. Relaxation of this requirement is provided in some of our states where we are relieved of providing service to developments served by a CLEC or cable operator. Additionally, relative to customers who are especially expensive to serve, we are seeking authority to deploy service using alternative, less costly technologies, such as fixed wireless. In addition, our costs are partially offset by payments from the universal service programs. See “—Universal Service Programs.”

Rate regulation. Traditionally, ILEC local service prices and company earnings were regulated based on the rate of return. We are subject to this method of regulation in four of the states in which we operate: Washington, Oregon, New Jersey and Wyoming. In the remaining states, we have entered into alternative regulation, or “price cap” plans, that typically limits our ability to increase rates for local services by a predetermined formula, but relieves us from the requirement to meet certain earnings tests. Additionally, in most of the states in which we operate, we have growing flexibility to set prices for non-basic services, such as caller identification, and the price for bundled services that include basic local service. In nine of the states in which we operate, we are able to price bundles of services on an exchange-specific basis, instead of state-wide pricing, in response to competition.

Service quality regulation. Most of the states in which we operate impose exacting service requirements, which dictate the achievement of certain standards, including call center answer time and intervals for new service installation and service restoration when there are outages. We are making some progress in gaining relief from costly, inflexible, traditional standards, but many commissions have been slow to permit ILECs to adopt self-enforced, market-driven service standards despite the acceleration of competition.

Federal Communications Regulation

At the federal level, as an ILEC, we are subject to the FCC’s most extensive communications regulation. Federal regulation not only covers rates and service terms, but also the terms on which ILECs provide connections and network elements to potential competitors—the CLECs. Long distance providers are subject to less regulation, but still must comply with various statutory requirements and regulations. Commercial mobile radio service, or CMRS, providers are not regulated from a retail pricing standpoint, but are subject to various licensing and technical requirements imposed by the FCC, including provisions related to the acquisition, assignment or transfer of radio licenses, and mandates, such as enhanced 911, or E-911, and wireless local number portability.

Competitive Local Service

The Telecom Act was designed to promote competition in all aspects of communications. It eliminated legal and regulatory barriers to entry into local and long distance communications markets. It also required ILECs to allow local resale at wholesale rates, negotiate interconnection agreements, provide nondiscriminatory access to UNEs and allow collocation of interconnection equipment by competitors. The rules implementing the Telecom Act remain subject to legal challenges.

On February 5, 2005, the FCC issued an order, which became effective on March 11, 2005, revising rules on UNEs in response to a March 2004 decision of the D.C. Circuit Court of Appeals vacating significant portions of the FCC’s earlier UNE rules. The order terminates the ILECs’ obligation to offer unbundled local switching and UNE-P after a one-year transition period, during which there will be some increases in the rates ILECs are permitted to charge for UNE-P, and restricts, to some extent, the availability of high-capacity loop and transport UNEs. The four largest local communications companies and an ILEC trade association have challenged this order as not fully complying with the March 2004 court decision, while CLECs have filed appeals claiming that the order improperly restricts the availability of UNEs. We benefit from the UNE-P ruling, although our competitors have not made extensive use of UNE-P in our service territories. The new restrictions on the availability of high-capacity loop and transport facilities as UNEs will not have a material effect on our competition. A court reversal of the FCC order could affect our future UNE obligations.

Separately, the FCC is considering whether it should establish performance measures for ILEC provision of UNEs and special access services and whether to revise the methodology the states must use to establish prices for UNEs.

Universal Service Programs

The FCC and many states have established “universal service” programs to ensure affordable, quality local communications services for all U.S. residents. Our 2005 combined federal and state universal service fund receipts were $200 million, which represents approximately 3.2% of our $6.3 billion in revenues in 2005. Of this amount, $126 million came from federal support and $74 million came from state support. We expect that our combined federal and state universal service fund receipts will be slightly less in 2006.

The federal universal service programs provide funding for services provided in high-cost areas, for reduced-rate services to low-income consumers, and for discounted communications and Internet services for schools, libraries and rural health care facilities. These programs are funded largely from assessments on communications carriers, who must make contributions that are based on an FCC-prescribed percentage (currently 10.9% of revenues from interstate and international revenues from communications services). These contributions are generally recovered from customers through surcharges. This contribution mechanism subjects us to competitive disadvantages in at least two respects. First, companies that offer competing services that they characterize as “information,” rather than “telecommunications,” services, including some providers of VoIP services, do not contribute to federal universal service funding and, therefore, are able to charge their customers less for the competing services. Second, the FCC has classified the cable modem broadband Internet access service offered by cable companies (in competition with our high-speed Internet access service) as an information service which is not subject to universal service fund contributions, while requiring ILECs to make universal service contributions on a portion of their high-speed Internet access revenues. A recent FCC order, discussed under “—High-speed Internet Access Services” below, will put high-speed Internet access service on an equal footing with cable modem service after a transition period. The FCC is considering whether to replace this revenue-based assessment in whole or in part with an assessment based on telephone numbers or connections to the public network. An assessment mechanism based on numbers or network connections could increase our contributions to federal universal service funds, but at the same time could eliminate the competitive disadvantages we face under the current system.

Of the federal universal service programs’ funding, in 2005 we received $126 million from federal universal service funds to support our service in high-cost areas. A portion of this support is based on average loop costs. Our loop costs exceed the nationwide average in many of our local service territories. The FCC has proceedings underway to reexamine contribution levels to the funds and the distribution of high-cost support and to consider expanding the fund to include support for broadband deployment. FCC decisions in those proceedings could affect the amount of high-cost support we receive in the future.

The current state universal service fund receipts, which totaled $74 million in 2005, flowed from programs in seven states: Kansas, Nebraska, Oregon, Pennsylvania, South Carolina, Texas and Wyoming. Of these states, only Texas is undergoing a review of its universal service fund program, with a report and recommendation by the Texas Public Utilities Commission due to the legislature in the fourth quarter of 2006.

Intercarrier Compensation and Access Charges

Intercarrier compensation includes interstate and intrastate switched access charges that we and other ILECs are entitled to receive from long distance carriers for their origination and termination of long distance calls, and reciprocal compensation that interconnected local carriers pay to each other for terminating interconnected local and wireless calls. In addition, we and other ILECs receive special access charges for providing dedicated facilities to other carriers and businesses. On average, intrastate switched access charges, which are currently regulated by state PUCs, are substantially higher than interstate switched access charges, which are regulated by the FCC, and in turn interstate switched access charges are substantially higher than reciprocal compensation.

In 2001, the FCC launched a proceeding to determine whether access charges, as well as reciprocal compensation for local interconnected calls, should be replaced either by a “bill-and-keep” system (under which intercarrier compensation would be eliminated and all carriers would recover their costs solely from end-user customers) or by a unified intercarrier compensation system in which the same rates would apply to all forms of intercarrier compensation, i.e., interstate and intrastate switched access and reciprocal compensation. This proceeding remains pending with the FCC and it is difficult to predict the changes that might result or their timing and impact. In the meantime, the existing disparities in the rates for different forms of intercarrier compensation, and regulatory uncertainties as to which forms of intercarrier compensation VoIP is subject (see “—VoIP” below), have led to attempts by other carriers to mislabel the nature of the calls they are sending to us for termination, with a resulting diminution in our switched access revenues.

In January 2005, the FCC initiated a proceeding to examine the appropriate regulatory framework for the rates charged for special access services. The FCC is considering reforms to modify or eliminate pricing flexibility policies, and additional reforms to the price cap rules affecting special access pricing. The outcome of the FCC’s proceeding is uncertain, but it could result in significant changes to the way in which we receive compensation from other carriers and our end users for special access services. At this time, we cannot estimate whether the FCC will reform the current special access rules or, if so, whether and to what extent any changes will affect our special access revenues.

The higher, above cost, intrastate access rates have been reduced in recent years pursuant to state regulatory commission-initiated “rate rebalancing” programs that lowered access rates while simultaneously increasing basic local rates to offset the displaced access revenues. Efforts to reduce intrastate access rates have been most significant in recent years in Florida, Missouri and Pennsylvania. Further efforts to reduce state access rates or rate rebalancing could take place as part of the intercarrier compensation system reform, impacting both state and federal rates, referenced above. However, competitive market forces may limit sustainable, significant basic local rate increases. Accordingly, there may be limited opportunity to fully “rebalance” a future intrastate access rate reduction, which targets interstate access rate levels or costs, with increases to basic local rates.

VoIP

With the growing use of VoIP, the FCC is considering the regulatory status of various forms of VoIP. The outcome of these proceedings will determine whether and how retail VoIP offerings should be regulated, as well as whether VoIP providers should pay access charges and should contribute to the federal universal service fund. In February 2004, the FCC issued an order finding that one form of VoIP, involving a specific form of computer-to-computer services for which no charge is assessed and conventional numbers are not used, is an unregulated “information service,” rather than a communications service, and preempting any attempts by state regulatory authorities to regulate this service. In April 2004, the FCC ruled that long distance offerings in which calls begin and end on the ordinary public switched telephone network, but are transmitted in part through the use of IP, are “telecommunications services,” thereby rendering the services subject to all the regulatory obligations of ordinary long-distance services, including payment of access charges and contributions to universal service funds. In November 2004, the FCC preempted states from exercising entry and related economic regulation of certain other forms of VoIP that originate through the use of broadband connections and specialized customer premises equipment. An appeal of this ruling is pending in the courts.

A June 2005 FCC order, which is also the subject of a pending appeal in the courts, directed providers of certain VoIP services to offer E-911 emergency calling capabilities to their subscribers. A September 2005 FCC order ruled that the Communications Assistance for Law Enforcement Act, or CALEA, applies to certain VoIP providers and to facilities-based high-speed Internet access service providers and set an 18-month deadline for compliance, but left the technical details of compliance to a future order. This order, too, is the subject of a pending appeal in the courts. CALEA was enacted in 1994 to preserve electronic surveillance capabilities authorized by federal and state law in light of emerging technologies that might be more difficult for law enforcement officials to monitor.

Other issues regarding VoIP, such as whether various forms of VoIP are “information services” or “telecommunications services,” or what regulatory obligations, such as intercarrier compensation and universal service contributions and taxes, should apply to the providers of these services, remain pending in a rulemaking proceeding the FCC initiated in March 2004.

High-speed Internet Access Services

Following a June 2005 U.S. Supreme Court decision affirming the FCC’s classification of cable modem Internet access service as an “information service” and declining to impose mandatory common carrier regulation on cable providers, the FCC issued an order in September 2005 declaring the high-speed Internet access services that we and other ILECs provide to be “information services.” This order will relieve ILECs, after a one-year transition period, of the obligation to provide the underlying broadband transmission to other Internet service providers, and will relieve ILECs, after a 270-day transition period that may be subject to further change, of the obligation to make federal universal service contributions on revenues from high-speed Internet access services. Upon completion of these transition periods, the ILECs’ high-speed Internet access services will be on an equal regulatory footing with cable modem Internet access services. The September 2005 FCC order also sought comment on whether all high-speed Internet access services, regardless of the technology used, should be subject to various FCC consumer protection regulations. That proceeding remains pending. In addition, as noted above, a separate FCC order, issued in September 2005 and subject to pending court appeals, ruled that facilities-based high-speed Internet access service providers are subject to CALEA and set an 18-month deadline for compliance, but left the technical details of compliance to a future order.

Video Services

Under current law, our ability to provide video services in competition with cable providers is subject to state and local laws that may require us to obtain franchise authority. Generally, these franchises have been awarded by local authorities and may subject cable operators to fees, build-out requirements and other conditions. Texas recently enacted legislation that allows ILECs to obtain cable franchises on a state-wide basis. Absent further changes in federal or state law, the time required to obtain franchises and the conditions attached to those franchises could materially impede our ability to offer competitive video services. Recently there have been some proposals that would reduce franchise requirements on a nationwide basis. We will continue to monitor, but cannot predict the outcome of, these proposals.

Our current video offerings through our sales agency relationship are not subject to the same laws and, therefore, we are not required to obtain franchise authority for these offerings.

Environmental Compliance

Sprint Nextel has identified seven sites, not currently owned or operated by either Sprint Nextel or us, that formerly contained manufactured gas plants that may have been owned or operated by entities acquired by our subsidiary, Centel Corporation, before Sprint acquired Centel. We and the current land owner of the site in Columbus, Nebraska are working with the Environmental Protection Agency, or EPA, pursuant to an administrative consent order. Amounts expended pursuant to the order are not expected to be material. We are negotiating with the EPA as to whether clean up is required at two additional sites. In addition, Centel has entered into agreements with another potentially responsible party to share costs in connection with four of the sites, including two of those where the EPA is involved. We are working to assess the scope and nature of these sites and our potential responsibility and Sprint Nextel has agreed to indemnify us for most of any eventual liability arising from these sites. Other environmental compliance and remediation expenditures mainly result from the operation of standby power generators for our communications equipment. The expenditures arise in connection with standards compliance, permits or occasional remediation, which are usually related to generators, batteries or fuel storage. Although we cannot assess with certainty the impact of any future compliance and remediation obligations, we do not believe that future environmental compliance and remediation expenditures will have a material adverse effect on our financial condition or results of operations. For more information on our environmental obligations, see Notes 4 and 11 of the Notes to Combined Financial Statements.

Patents, Trademarks and Licenses

Following the spin-off, we will own several patents, patent applications, service marks and trademarks in the U.S. We will have a program to file applications for trademarks, service marks and patents where we believe this protection is appropriate. We have filed to register our “EMBARQ” trademark. Our services often use the intellectual property of others such as using licensed software. We also expect to license or otherwise obtain rights to use copyrights, patents and trademarks of others, possibly including Sprint Nextel. In total, these licenses, rights to use and our copyrights, patents, trademarks and service marks will be of material importance to our business. Generally, we expect that our trademarks, trademark licenses and service marks will have no limitation on duration.

On or before the distribution date, we will enter into a trademark license agreement with Sprint Nextel that will give us the right to use the “Sprint” brand name and logo in a limited capacity in conjunction with the transition to our new brand for up to 24 months following the distribution date. See “Agreements with Sprint Nextel—Intellectual Property Agreements.”

Sprint Nextel occasionally licenses its intellectual property to others and has granted licenses to others to use its registered trademark “Sprint” in certain situations, including to R.H. Donnelley in connection with the provision of telephone directories in our local service territories. The agreement with R.H. Donnelley provides that we must replace the “Sprint” trademark with our own trademark.

We have received claims in the past, and may in the future receive claims, that we infringe on the intellectual property of others. These claims can be time-consuming and costly to defend and divert management resources. If these claims are successful, we could be forced to pay significant damages or stop selling certain products or services or utilizing certain service marks or trademarks. We also could enter into licenses with unfavorable terms, including royalty payments, which could adversely affect our business.

Backlog

Order backlog is not a significant consideration in our business.

Employees

At December 31, 2005, we had approximately 14,500 active employees. Approximately 7,000 employees were represented by one of two international unions. We expect to have approximately 20,000 employees at the time of the spin-off. This expected increase is primarily the result of the transfer of Sprint Nextel employees, who perform corporate headquarters functions, to our company, as well as some external hiring. We believe that our employee relations are good.

Properties

We have property in each of the 18 states where we provide local communications services. Our property mainly consists of land, buildings, metallic cable and wire facilities, fiber-optic cable facilities, switching equipment and other electronics. We have been granted easements, rights-of-way and rights-of-occupancy, mainly by municipalities and private landowners. Most cable facilities are buried, but some metallic and fiber cable is above-ground on telephone poles. In addition to owning our own poles, we also contract with other utilities, including many electric companies, to connect cable and wire to their owned poles. Our gross property, plant and equipment at December 31, 2005 totaled $19.8 billion.

Our corporate headquarters are located in the Kansas City metropolitan area. Following the spin-off, we will own our 314,000 square foot executive office building and lease our 472,000 square foot Product Distribution operational center and approximately 250,000 square feet of additional office space in the Kansas City area. We will also sublease approximately 378,000 square feet of additional space from Sprint Nextel on its Overland Park, Kansas campus. The lease on our Product Distribution center can be renewed for 10 year terms through 2050. The term on the space subleased from Sprint Nextel is for two years beginning on the distribution date. We believe that our existing owned and occupied facilities are in good working condition and are suitable for their intended purposes.

Seasonality

Overall, our business is not significantly impacted by seasonality. However, in our Florida markets, we typically experience increased demand for new service orders in January and a decline in access lines at the end of the spring due to the seasonal population trends in the state. Additionally, weather related problems have resulted in increased costs to repair our network and respond to service calls in some of our service areas. The amount and timing of the costs are subject to the weather patterns of any given year, but have generally been highest during the third quarter and have been related to damage from severe storms, including wind damage and flooding, hurricanes and tornadoes in our local service territories in Florida, North Carolina, South Carolina and Texas.

Legal Proceedings

From time to time, we are involved in legal, regulatory and arbitration proceedings. While it is not possible to determine the ultimate disposition of these various proceedings and whether they will be resolved in our favor, we do not believe that the outcome of these proceedings, individually or in the aggregate, will have a material adverse effect on our financial condition or results of operations.

Available Information

Our Internet address is www.embarq.com. Please note that information contained on our website is not incorporated by reference into this prospectus or the registration statement of which this prospectus is a part. We will make available free of charge most of our future SEC filings through our Internet website as soon as reasonably practicable after we electronically file them with the SEC. You will be able to access our future SEC filings on our website.

We will also make available on our website the charters of our Audit Committee, our Compensation Committee, and our Nominating and Corporate Governance Committee, as well as the corporate governance guidelines adopted by our board of directors and our Code of Business Conduct for employees and directors. We will also provide these documents, without charge, at the written request of any stockholder of record. Requests for copies should be mailed to the name and address listed under “Where You Can Find More Information.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth information as of March 31, 2006, regarding individuals who serve as our directors and executive officers, including their positions with our company following the spin-off.

All persons who serve as our executive officers currently are officers and employees of Sprint Nextel or its subsidiaries. After the spin-off, none of these individuals will be directors, officers or employees of Sprint Nextel or its subsidiaries. The Sprint Nextel Nominating and Corporate Governance Committee, with the assistance of an external director search firm and in consultation with the Sprint Nextel Chairman, the Sprint Nextel Chief Executive Officer and President, and Mr. Hesse, who is our President and Chief Executive Officer, selected our directors, except Mrs. Shern who was designated by Nextel before the completion of the Sprint Nextel merger. Upon the authorization of the Sprint Nextel board, our directors were presented to our sole stockholder, Sprint Nextel, for election effective on May 1, 2006. Our directors will serve for one year terms, as described in more detail under “—Board Structure” below.

Name	Age	Position(s)
Daniel R. Hesse	52	Chairman of the Board, President and Chief Executive Officer
Peter C. Brown	47	Director
StevenA. Davis . . . . . . . . . . . . . . . .	50	Director
John P. Mullen	50	Director
William A. Owens	65	Director
Dinesh C. Paliwal	48	Director
Stephanie M. Shern	58	Director
Laurie A. Siegel	50	Director
Gene M. Betts	53	Chief Financial Officer
William R. Blessing	50	Senior Vice President—Corporate Strategy & Development
Harrison S. Campbell	44	President—Consumer Markets
William E. Cheek	50	President—Wholesale Markets
Melanie K. Coleman	41	Controller
Michael B. Fuller	61	Chief Operating Officer
Thomas A. Gerke	49	General Counsel—Law and External Affairs
E. J. Holland, Jr.	62	Senior Vice President—Human Resources
Thomas J. McEvoy	47	President—Business Markets
Leslie H. Meredith	50	Treasurer

Mr. Hesse is our President and Chief Executive Officer and a member of our board of directors. Effective May 2, 2006, Mr. Hesse was elected by our board of directors as our Chairman of the Board. He served as Chief Executive Officer of Sprint Nextel’s local telecommunications division from June 2005 until May 2006. From March 2000 to June 2004, he served as Chairman, President and Chief Executive Officer of Terabeam Corp., a Seattle-based communications company specializing in leading-edge wireless communications technologies. From 1997 until 2000, he served as President and Chief Executive Officer of AT&T Wireless Services. Mr. Hesse also serves as a director of Nokia Corporation and VF Corporation.

Mr. Brown is a member of our board of directors. Mr. Brown is Chairman of the Board, Chief Executive Officer and President of AMC Entertainment Inc., a theatrical exhibition company. He has served as Chairman and Chief Executive Officer since July 1999 and as President since January 1997. He began his career with AMC in 1990 and became Senior Vice President and Chief Financial Officer in 1991. He served as Co-Chairman of the Board from May 1998 through July 1999 and as Executive Vice President from August 1994 to January 1997. Mr. Brown is a Director of Midway Games, Inc., as well as National CineMedia, L.L.C. and MovieTickets.com, Inc.

Mr. Davis is a member of our board of directors. Effective May 2, 2006, Mr. Davis was appointed Chief Executive Officer of Bob Evans Farms, Inc., a restaurant company. Mr. Davis will also serve on the board of directors of Bob Evans Farms. From October 2004 to May 2006, he served as President of the Long John Silvers and A&W Restaurants division and Multi-Branding for YUM! Brands, Inc., an international restaurant company. He held various positions of increasing responsibility with YUM! Brands companies from 1993, including President and Chief Operating Officer of the Long John Silvers and A&W restaurants and Senior Vice President of Pizza Hut.

Mr. Mullen is a member of our board of directors. Mr. Mullen has been Joint Chief Executive of DHL Express Inc., an international express delivery and logistics company, and a member of the Management Board of Deutsche Post World Net, the parent company of DHL, since January 1, 2005. Mr. Mullen served as Chief Executive Officer of DHL Express Asia Pacific from 2002 until 2005, and as an advisor to Deutsche Post Group from 1994 to 2002. He also served as Chief Executive Officer of TNT Express Worldwide, an international mail, express delivery and logistics company, from 1991 to 1994 and Chief Operating Officer of TNT Ltd. from 1990 to 1991.

Mr. Owens is a member of our board of directors. Mr. Owens served as Vice Chairman, President and Chief Executive Officer of Nortel Networks Corporation from 2004 to 2005, and as Chairman and Chief Executive Officer of Teledesic LLC from 1998 to 2003. He was President, Chief Operating Officer and Vice Chairman of Science Applications International Corporation from 1996 to 1998. He also served in the U.S. military from 1962 until 1996 holding various key leadership positions, including Vice Chairman of the Joint Chiefs of Staff. Mr. Owens is a Director of DaimlerChrysler AG, Polycom, Inc. and Wipro Limited.

Mr. Paliwal is a member of our board of directors. Mr. Paliwal is Chairman and Chief Executive Officer of ABB Inc., a power and automation technology company. Mr. Paliwal assumed this role in January 2004, and he also serves as President, Global Markets & Technology, ABB Ltd., a role he assumed in January 2006. He is also a member of the ABB Group Executive Committee, ABB Ltd., which he joined in January 2001. From October 2002 to December 2005, Mr. Paliwal was President, ABB Automation Technology Worldwide. From January 2001 to October 2002, Mr. Paliwal served as President, ABB Process Industries. Mr. Paliwal has been with ABB for over 20 years in various key management positions across several countries, including the U.S., Singapore, Australia, China and Switzerland. Mr. Paliwal sits on the boards of the US-China Business Council and the US-India Business Council and is a member of the Business Roundtable.

Mrs. Shern is a member of our board of directors. From 2001 to February 2002, Mrs. Shern served as Senior Vice President of Kurt Salmon Associates, a retail consulting and business advisory firm. From 1969 to 2001, Mrs. Shern held various positions with Ernst & Young, LLP, including Vice Chairman and Global Director of Retail and Consumer Products. Mrs. Shern also serves as a director of GameStop Corp., Royal Ahold NV and The Scotts Miracle Gro Company. Mrs. Shern served on the board of Sprint Nextel from August 2005 until May 2006.

Ms. Siegel is a member of our board of directors. Ms. Siegel is Senior Vice President of Human Resources for Tyco International Ltd., a global, diversified manufacturing and service company. Since joining Tyco in January 2003, Ms. Siegel has led an organization of approximately 2,000 human resources professionals who support a global employee base of approximately 250,000 employees. Before joining Tyco, she held various positions with Honeywell International Inc. from September 1994 to December 2002, including Vice President of Human Resources—Specialty Materials.

Mr. Betts is our Chief Financial Officer. He served as Senior Vice President—Finance at Sprint Nextel’s local telecommunications division, a position he held from August 2005 until May 2006. He served as Senior Vice President—Finance and Treasurer of Sprint from 1998 until August 2005.

Mr. Blessing is our Senior Vice President—Corporate Strategy and Development. He served in this role at Sprint Nextel’s local telecommunications division from August 2005 until May 2006. He served as Senior Vice President—Strategic Planning and Corporate Development of Sprint from August 2003 until August 2005. He served as Vice President—Strategic Planning and Business Development—Sprint PCS for the Sprint PCS (Wireless) division of Sprint from November 1998 until August 2003.

Mr. Campbell is our President—Consumer Markets. He served in this role at Sprint Nextel’s local telecommunications division from August 2005 until May 2006. He served as President—Emerging & Mid-Markets of the Sprint Business Solutions division of Sprint from October 2003 until August 2005. He served as President of the Mass Markets Organization of Sprint from May 2002 to October 2003. Before that, he had served as Vice President—Sales and Marketing of the Mass Markets Organization of Sprint since April 2001. In 2000 and 2001, he served as Vice President of Marketing, then President and Chief Executive Officer of uclick.com, a developer, packager and distributor of branded comics and word games on the Internet.

Mr. Cheek is our President—Wholesale Markets. He served in this role at Sprint Nextel’s local telecommunications division from August 2005 until May 2006. He served as Assistant Vice President—Strategic Sales and Account Management in Sprint Business Solutions from January 2004 until July 2005. From January 2002 until December 2003, he served as President—Wholesale Markets in the Business and Wholesale Markets Group of Sprint’s local telecommunications division. Mr. Cheek served as Vice President—Sales and Account Management for the Carrier Markets Group of Sprint’s local telecommunications division from January 1998 until December 2001.

Ms. Coleman is our Controller. She served as Vice President—Finance of Sprint Nextel’s local telecommunications division from August 2005 until May 2006. She served as Vice President and Corporate Controller at H&R Block from October 2002 until August 2005. Before joining H&R Block, she served as Assistant Vice President and Assistant Controller at Sprint from December 2000 until October 2002.

Mr. Fuller is our Chief Operating Officer. He served as President of Sprint’s local telecommunications division from 1996 until May 2006.

Mr. Gerke is our General Counsel—Law and External Affairs. He served in this role at Sprint Nextel’s local telecommunications division from August 2005 until May 2006. He served as Executive Vice President—General Counsel and External Affairs of Sprint from May 2003 until August 2005. Before that, he served as Vice President—Global Markets Group—Business Development of Sprint since June 2002. From September 2000 to June 2002, he served as Vice President—Corporate Secretary and Associate General Counsel of Sprint. Previously, he served as Vice President—Law, General Business and Technology of Sprint and as Assistant Vice President—Law, Mergers, and Acquisitions.

Mr. Holland is our Senior Vice President—Human Resources. He served as Vice President—Human Resources and Labor Relations at Sprint Nextel’s local telecommunications division from August 2005 until May 2006. From May 2000 to July 2005, he served as Vice President—Compensation, Benefits Labor and Employee Relations for Sprint. From March 1999 to April 2000, he served as Assistant Vice President—Benefits for Sprint.

Mr. McEvoy is our President—Business Markets. He served in this role at Sprint Nextel’s local telecommunications division from August 2005 until May 2006. Previously, he served as President of Sprint Business Solutions—Enterprise Markets of Sprint from April 2004 until August 2005. He served as President—LTD Consumer Markets of Sprint from July 2000 to April 2004. Before that, he held many positions within Sprint’s local telecommunications division since 1980.

Mr. Meredith is our Treasurer. He served in this role at Sprint Nextel’s local telecommunications division from August 2005 until May 2006. He served as Vice President—Mergers and Acquisitions of Sprint from March 1997 to August 2005. During that time, Mr. Meredith was also responsible for Risk Management and Environmental Health and Safety for Sprint.

There are no known family relationships between any of the persons named above. Officers will be elected annually.

Board Structure

Our bylaws provide that our board of directors will have a minimum of six members and a maximum of 14 members and that the number of members will be fixed by a majority vote of the directors then in office. Our certificate of incorporation and our bylaws provide that our board of directors will consist of one class, with our directors being elected each year at our annual meeting of stockholders. Our directors may be removed with or without cause by a majority vote of stockholders. Any vacancies in our board of directors caused by an increase in the authorized number of directors, death, resignation, retirement, disqualification or removal from office or other cause will be filled by a majority of the directors then in office. Directors so chosen will hold office until the stockholders elect a successor at the next annual meeting of stockholders. Most of our directors are independent, non-employee directors who meet the criteria for independence required by the New York Stock Exchange. Except for Mr. Hesse, none of our initial board members named above will have been or will be an employee of our company. We expect that membership on the Audit Committee, Compensation Committee and Nominating and Governance Committee will be limited to independent, non-employee directors. We will keep our board members informed about our business through discussions with management, materials we provide to them, visits to our offices and their participation in board and board committee meetings.

Our board of directors is expected to adopt Corporate Governance Guidelines that, along with the charters of our board committees and our Code of Conduct for employees and directors, will provide the framework for the governance of our company. The guidelines will require our directors to designate annually at least one individual to act as Lead Independent Director. The Lead Independent Director will act as the principal liaison between the independent directors and our Chairman and Chief Executive Officer. Our board of directors will determine the Lead Independent Director’s duties, which are expected to include the following:

•	provide direction to the Chairman and Chief Executive Officer regarding an appropriate schedule for board meetings, seeking to ensure that the non-employee directors can perform their duties responsibly while not interfering with the flow of the company’s operations;

•	provide direction to the Chairman and Chief Executive Officer on agendas for the board meetings, with the understanding that agenda items requested on behalf of the non-employee directors will be included on the agenda;

•	provide direction to the Chairman and Chief Executive Officer on the quality, quantity, and timeliness of the flow of information from management that is necessary for the non-employee directors to perform their duties effectively and responsibly, with the understanding that the non-employee directors will receive any information requested on their behalf by the Lead Independent Director;

•	coordinate, develop the agenda for, chair and moderate meetings of the non-employee directors;

•	act as principal liaison between the non-employee directors and the Chairman and Chief Executive Officer on sensitive issues and, when necessary, ensure the full discussion of those issues at board meetings;

•	provide input to the Compensation Committee regarding the Chairman and Chief Executive Officer’s performance and meet, along with the chair of the Compensation Committee, with the Chairman and Chief Executive Officer to discuss the board’s evaluation;

•	assist the Nominating and Corporate Governance Committee, the board and the company’s officers in assuring compliance with and implementation of these guidelines, and provide input to the Nominating and Corporate Governance Committee on revisions to these guidelines; and

•	provide input to the Nominating and Corporate Governance Committee regarding the appointment of chairs and members of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

Committees

Audit Committee

We expect that all members of our Audit Committee will be independent directors as required by the listing standards of the New York Stock Exchange, the Exchange Act and our future Corporate Governance Guidelines.

We expect that our board will determine that at least one director meets the requirements for being an “audit committee financial expert” as defined by regulations of the SEC.

Our Audit Committee will assist our board of directors in its oversight of our financial reporting process. Our management will have primary responsibility for the financial statements and the reporting process, including systems of internal controls over financial reporting. Our independent auditors will be responsible for auditing our financial statements and expressing an opinion as to their conformity to accounting principles generally accepted in the U.S.

In the performance of its oversight function, our Audit Committee will review and discuss with management and the independent auditors our audited financial statements. Our Audit Committee will also discuss with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 and Auditing Standard No. 2 relating to communications with audit committees. In addition, our Audit Committee will receive from the independent auditors the written disclosures and letter required by Independence Standards Board Standard No. 1 relating to independence discussions with audit committees. Our Audit Committee also will discuss with the independent auditors their independence from our company and our management, and will consider whether the independent auditor’s provision of non-audit services to our company is compatible with maintaining the auditor’s independence.

Our Audit Committee will discuss with our internal and independent auditors the overall scope and plans for their respective audits. Our Audit Committee will meet with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of our internal controls and the overall quality of our financial reporting. In addition, our Audit Committee will meet with our Chief Executive Officer and Chief Financial Officer to discuss the processes that they have undertaken to evaluate the accuracy and fair presentation of our financial statements and the effectiveness of our system of disclosure controls and procedures.

Compensation Committee

Our Compensation Committee will have oversight responsibility for the compensation and benefits programs for our executive officers and other employees. We expect that all members of our Compensation Committee will be independent directors as required by (1) the listing standards of the New York Stock Exchange, (2) relevant federal securities laws and regulations, (3) Section 162(m) of the Code, and (4) our future Corporate Governance Guidelines.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee will consider and recommend candidates for election to our board of directors and advise our board on corporate governance matters. We expect that all members of our Nominating and Corporate Governance Committee will be independent directors as required by the listing standards of the New York Stock Exchange and our future Corporate Governance Guidelines.

Director Nomination Process. Our Nominating and Corporate Governance Committee will consider and recommend candidates for election to our board. Each member of the Committee will participate in the review and discussion of director candidates. In addition, members of our board of directors who are not on the Committee may meet with and evaluate the suitability of candidates. In making its selections of candidates to recommend for election, the Committee will seek persons who have achieved prominence in their field and who possess significant experience in areas of importance to our company. The minimum qualifications that our Nominating and Corporate Governance Committee will require in any nominated candidate will include integrity, independence, forthrightness, analytical skills and the willingness to devote appropriate time and attention to our affairs. Candidates would also need to demonstrate a willingness to work as part of a team in an atmosphere of trust and a commitment to represent the interests of all our stockholders rather than those of a specific constituency. Successful candidates will also need to demonstrate significant experience in areas of importance to our company, such as general management, finance, marketing, technology or regulated activities.

Compensation of Directors

We expect to establish a director compensation program comparable to that of companies of similar size and complexity. It is expected that a committee of our board of directors will recommend director compensation levels to the full board, which will set the compensation based on those recommendations.

Our director compensation program is expected to include:

•	an initial, at-hire equity grant; and

•	cash compensation, including retainers for committee chairs and the Lead Independent Director.

It is expected that a committee of our board of directors will review and report to the board on the director compensation program on a regular basis, and may retain an outside advisor to assist in its review and report on the program.

Security Ownership of Directors and Executive Officers

Sprint Nextel currently owns all of our outstanding shares of common stock. Following the distribution, Sprint Nextel will not beneficially own any shares of our common stock. None of our directors or our executive officers currently owns any shares of our common stock, but those who own shares of Sprint Nextel common stock will be treated the same as other holders and, accordingly, will receive shares of our common stock in the distribution.

The following table sets forth the Sprint Nextel common stock and options to purchase Sprint Nextel common stock held by directors, each of our Named Officers (as defined below) and all of our directors and executives as a group, as of December 31, 2005, and the number of shares of our common stock that will be held by such persons immediately upon completion of the distribution, assuming there are no changes in each person’s holdings of Sprint Nextel common stock since December 31, 2005 and based on our estimates as of December 31, 2005 using an expected distribution ratio of one share of our common stock for every 20 shares of Sprint Nextel common stock, with no fractional shares:

Name	Shares of Sprint Nextel common stock Owned (1)		Right to Acquire Shares of Sprint Nextel common stock (2)	% of Class	Shares of Embarq common stock (3)
Daniel R. Hesse	0		0	0	0
Peter C. Brown	0		0	0	0
Steven A. Davis	0		0	0	0
John P. Mullen	0		0	0	0
William A. Owens	0		0	0	0
Dinesh C. Paliwal	0		0	0	0
Stephanie M. Shern	17,223		9,750	*	861
Laurie A. Siegel	0		0	0	0
Harrison S. Campbell	22,971		94,463	*	1,148
Michael B. Fuller	137,053		1,576,639	*	6,852
Thomas A. Gerke	54,740		288,286	*	2,737
Thomas J. McEvoy	34,361		328,975	*	1,718
All directors and executive officers (18 individuals)	499,429	(4)	3,882,297	*	24,971
*	Less than 1%.

(1)

The individuals in the table held the following number of shares in employee benefit plan accounts as of December 31, 2005: Mr. Campbell 1,449, Mr. Fuller 48,150, Mr. Gerke 2,018 and Mr. McEvoy 4,745. The individuals in the table held the following number of shares of restricted stock as of December 31, 2005: Mr. Campbell 6,843, Mr. Fuller 45,000, Mr. Gerke 6,247 and Mr. McEvoy 7,761. As of December 31, 2005,

the following individuals held RSUs that entitled them to acquire the following number of shares within 60 days: Mr. Campbell 8,438, Mr. Fuller 24,750, Mr. Gerke 12,000, and Mr. McEvoy 6,300. The numbers shown in this column exclude shares that named individuals have the right to acquire within 60 days upon the exercise of stock options that they hold. For information regarding the treatment of equity awards in connection with the spin-off, see “—Historical Compensation of Our Executive Officers—Summary Compensation Table” below.

(2)	These are shares that the named individuals have the right to acquire within 60 days upon the exercise of stock options that they hold.
(3)	Numbers shown do not include stock options.
(4)	As of December 31, 2005, all directors and executive officers as a group held 173,009 shares in employee benefit plan accounts; 113,924 shares of restricted stock; and 66,609 RSUs that entitled them to acquire shares within 60 days. The numbers shown in this column exclude shares that all directors and executive officers as a group have the right to acquire within 60 days upon the exercise of stock options that they hold.

Corporate Governance Matters

We are committed to being a recognized leader in corporate governance and ethics and seek to demonstrate integrity in all our actions. We are also committed to maintaining strong and effective corporate governance policies and practices and a strong system of internal controls over financial reporting, and will foster transparent disclosure by providing our stockholders timely, accurate and clear information. We expect that our detailed corporate governance policies will be established by our board at its inaugural meeting after appropriate discussion.

Independence of Directors

Most of our directors are independent, non-employee directors who meet the criteria for independence required by the New York Stock Exchange. Except for Mr. Hesse, none of our initial board members will have been or will be an employee of our company. We expect that our board will limit membership of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee to independent, non-employee directors.

Certain Relationships and Other Transactions

Sprint Nextel engages a relocation company that, among other things, offers to purchase, based on two appraisals by third parties, the former residences of executive and professional level employees to facilitate relocations made at Sprint Nextel’s request. If the employee accepts the offer, the relocation company markets and sells the former residence on Sprint Nextel’s behalf, and Sprint Nextel receives any gain on the sale or reimburses the relocation company for any loss. If a buyer is identified before the employee accepts the offer, and the price equals or exceeds the relocation company’s offer, then the relocation company purchases the home from the employee and resells it to the identified buyer at that price. Sprint Nextel is also responsible for costs associated with the maintenance and sale of the residence, including payment of a service fee to the relocation company. As an incentive for employees to assist in identifying buyers, thereby reducing the risk or potential costs associated with taking a home into inventory, Sprint Nextel had a long-standing policy of paying the employee an amount equal to 2% of the sale price of the residence if (1) the employee reaches an agreement with a buyer before accepting the relocation company’s offer and (2) the agreed price equals or exceeds the relocation company’s offer.

In mid-2005, Mr. Hesse relocated to the Kansas City area in connection with his employment by Sprint. The relocation company purchased his former residence for $2,140,000 and resold the residence for the same amount, which exceeded the relocation company’s offer. Sprint reimbursed the relocation company approximately

$224,000 for the brokerage, closing and other costs related to the sale of the home. Mr. Hesse received the incentive amount equal to 2% of the sale price. See “—Employment Contracts—Employment Contract with Mr. Hesse.”

For a description of commercial arrangements that we expect to enter into with Sprint Nextel, see “Agreements with Sprint Nextel.”

Historical Compensation of Our Executive Officers

The following table contains compensation information for our Chief Executive Officer and four other persons who are our executive officers and who, based on employment with Sprint Nextel and its subsidiaries, were the most highly compensated for the year ended December 31, 2005. We refer to these persons collectively as our Named Officers. All of the information included in this table reflects compensation earned by the individuals for services with Sprint Nextel and its subsidiaries. All references in the following tables to stock and stock options relate to awards of stock and stock options granted by Sprint Nextel. These amounts do not necessarily reflect the compensation these persons will receive following the distribution, which could be higher or lower, because historical compensation was determined by Sprint Nextel and future compensation levels will be determined based on the compensation policies, programs and procedures to be established by our Compensation Committee. All quantities of Sprint Nextel securities below are stated after giving effect to the recombination of Sprint FON common stock and Sprint PCS common stock on April 23, 2004.

Summary Compensation Table

		Annual Compensation			Long-term Compensation Awards
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(1)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)(2)	Securities Underlying Options(#)(3)	All Other Compensation ($)(4)
Daniel R. Hesse (5) Chief Executive Officer—Local Telecommunications Division	2005	496,552	1,613,393	49,401	3,776,112	408,000	201,247

Harrison S. Campbell President—Consumer Markets—Local Telecommunications Division	2005 2004 2003	345,230 335,193 259,180	515,191 191,101 185,377	1,438 7,589 4,579	957,090 612,000 118,869	61,341 66,000 61,050	3,487 513 7,957

Michael B. Fuller President—Local Telecommunications Division	2005 2004 2003	708,382 712,914 641,705	788,194 549,376 581,034	760 4,510 7,339	2,883,528 1,795,200 750,750	184,842 194,700 387,000	34,934 13,084 19,816

Thomas A. Gerke General Counsel—Law and External Affairs—Local Telecommunications Division	2005 2004 2003	422,675 415,464 336,982	684,468 376,353 320,395	5,968 10,445 3,181	1,429,147 870,400 327,804	121,166 94,500 172,500	3,780 676 9,000

Thomas J. McEvoy President—Business Markets—Local Telecommunications Division	2005 2004 2003	354,740 339,165 279,072	520,683 206,350 292,992	8,899 4,266 3,468	976,239 456,960 160,875	62,568 49,500 82,500	4,162 551 9,068

(1)

Includes all amounts earned for the respective years, even if deferred under Sprint Nextel’s Executive Deferred Compensation Plan, and, with respect to Mr. Hesse only, a $600,000 sign-on bonus. Except for Mr. Hesse’s sign-on bonus, all bonuses were paid under Sprint Nextel’s short-term incentive compensation plans, as one-time awards for work performed in connection with the Sprint Nextel merger, or as the first payment due under the Sprint Retention Program.

(2)	Shares of Sprint Nextel restricted stock outstanding at the time of the distribution, including those held by our employees, will be treated the same as other outstanding shares of Sprint Nextel common stock with the holder receiving a dividend of our common stock in the distribution that, in most cases, will be subject to the same restrictions as the related Sprint Nextel restricted stock.

Sprint Nextel RSUs awarded pursuant to Sprint Nextel equity incentive plans and held by our employees (except Mr. Hesse) at the time of the distribution will continue to represent the right to receive shares of Sprint Nextel common stock and also the number of shares of our common stock equivalent to the number of shares of our common stock that would be received with respect to each share of Sprint Nextel common stock issuable under the RSU at the time of the distribution. RSUs held by Mr. Hesse will be converted entirely into RSUs of our company as provided under his employment agreement.

RSUs granted in February 2005 to each of the Named Officers (other than Mr. Hesse) included a performance adjustment component related to Sprint Nextel’s 2005 performance. 2005 RSU amounts include additional RSUs (17,594 for Mr. Campbell, 53,017 for Mr. Fuller, 26,275 for Mr. Gerke and 17,946 for Mr. McEvoy) granted in February 2006 which relate to performance in 2005.

As of December 31, 2005, the Named Officers held restricted stock or RSUs as set forth in the following table. The market value of the shares is based on a value of $23.36 per share for Sprint Nextel common stock (the closing price on the New York Stock Exchange on December 30, 2005) multiplied by the number of shares of restricted stock or RSUs.

	Number of Shares		Value
	RSUs	Restricted Stock
Daniel R. Hesse	157,010	0	$3,667,754
Harrison S. Campbell	56,889	6,843	1,488,780
Michael B. Fuller	192,463	45,000	5,547,136
Thomas A. Gerke	89,890	6,247	2,245,760
Thomas J. McEvoy	48,802	7,761	1,321,312

Except as described below, each of the Named Officers has the right to receive dividends on the restricted stock and the RSUs at the same rate as on unrestricted shares and to vote the restricted stock.

In connection with the closing of the Sprint Nextel merger, all employees (including each of the Named Officers) received a grant of 10 RSUs on August 12, 2005 that vest 100% on the first anniversary of the grant date, as to which no dividends will be paid. All other awards of RSUs to Named Officers in 2005 vest 100% on the third anniversary of the grant date.

The awards in 2004 were all RSUs granted on February 10, 2004 that vest 25% on the second anniversary of the grant date and 75% on the third anniversary of the grant date.

Awards in 2003 for Mr. Campbell and Mr. McEvoy were restricted stock granted on March 27, 2003 that vest one-third on each of the first, second and third anniversaries of the grant date.

In 2003, Mr. Gerke received 9,180 shares of restricted stock granted on March 27, 2003 that vest one-third on each of the first, second and third anniversaries of the grant date and he received 21,570 RSUs granted on April 8, 2003 that vest one-third on each of March 27, 2004, March 27, 2005 and March 27, 2006. Such RSUs accrued 422 additional RSUs as dividend equivalents in 2003 and 2004, which vest at the same time as the shares originally payable under the RSUs.

In 2003, Mr. Fuller received 69,300 RSUs granted on March 27, 2003 that vest one-third on each of the first, second and third anniversaries of the grant date. Such accrued 1,862 additional RSUs as dividend equivalents in 2003 and 2004, which vest at the same time as the shares originally payable under the RSUs.

(3)	Options to purchase shares of Sprint Nextel common stock held by a Sprint Nextel employee who becomes our employee at the time of the spin-off will be replaced with new options to purchase shares of our common stock, effective as of the distribution date. The framework approved by the Human Capital and Compensation Committee of the Sprint Nextel board of directors contemplates that the number of shares of our common stock underlying the Embarq options and the exercise price of those options will be determined so that the intrinsic value of the Embarq options (i.e., the difference, at the time of the spin-off, between the value of the stock underlying the options and the aggregate exercise price of such options) will be approximately equal to that of the converted Sprint Nextel options before the distribution.

In order to avoid adverse tax treatment for option holders under the Code, the number of shares of our common stock subject to converted options will be rounded down to the nearest whole share, and the per-share exercise price will be rounded up to the nearest whole cent.

(4)

Consists of amounts for 2005: (a) contributed by Sprint under the Sprint Retirement Savings Plan, (b) representing the portion of interest credits on deferred compensation accounts under Sprint’s Executive Deferred Compensation Plan that are at above-market rates, (c) for Mr. Hesse, relocation expenses, which consisted of transit expenses (including use of the corporate aircraft), storage expenses, deed recording expenses and a payment based on the sale price of Mr. Hesse’s home described under “—Certain Relationships and Other Transactions,” and (d) an incentive for completing a health risk assessment questionnaire, as follows:

	Savings Plan Contribution	Above-market Earnings	Relocation		Health Risk Assessment Incentive
Daniel R. Hesse	$0	$0	$201,247	*	$0
Harrison S. Campbell	3,442	0	0		45
Michael B. Fuller	3,780	31,154	0		0
Thomas A. Gerke	3,780	0	0		0
Thomas J. McEvoy	3,780	382	0		0

*	See footnote (6) below.

(5)	Mr. Hesse became employed by Sprint on June 7, 2005. See “—Employment Contracts —Employment Contract with Mr. Hesse.”

(6)	Does not include $49,369 in tax gross-up payments to Mr. Hesse in connection with his relocation, which are included in the Other Annual Compensation column pursuant to SEC rules.

Embarq Compensation Program

On December 12, 2005, the Human Capital and Compensation Committee of the board of directors of Sprint Nextel approved a compensation program for our designated employees, including the members of our senior management team at the time of the spin-off. Since this program does not include certain executive perquisites that previously had been provided to certain officers of Sprint Nextel, effective January 1, 2006, our Named Officers’ executive perquisites were eliminated and the value of these perquisites was added to their base salaries.

Option Grants of Sprint Nextel to our Named Officers

The following table summarizes options granted to our Named Officers under Sprint Nextel’s stock option plans during 2005. The options shown are options to purchase Sprint Nextel series 1 common stock.

Unless otherwise indicated, each option listed below has the following terms. Vesting is accelerated in the event of an employee’s death or permanent disability. In addition, if an option has been outstanding for at least one year, vesting is accelerated upon the Named Officer’s involuntary termination, other than a termination for cause, or upon the Named Officer’s resignation for good reason following a change of control or the Named Officer’s normal retirement at age 65 or older. A change of control is deemed to occur if (1) someone acquires 30% or more of the voting power of Sprint Nextel stock, (2) there is a change of a majority of the directors within a two-year period in certain circumstances, (3) there is a corporate business transaction in which Sprint Nextel voting securities outstanding immediately before the transaction represent less than 50% of the voting power of the surviving entity immediately after the transaction or (4) there is a liquidation or dissolution of Sprint Nextel. Sprint Nextel granted no stock appreciation rights during 2005. For other circumstances in which vesting may be accelerated, see the description of Sprint Nextel’s retention program below under “—Sprint Nextel Retention Program.”

Option Grants in Last Fiscal Year

Name	Number of Securities Underlying Options Granted (#)		% of Total Options Granted to Employees In Fiscal Year(1)	Exercise Or Base Price ($/Sh)	Expiration Date	Grant Date Present Value ($) (2)
Daniel R. Hesse	408,000	(3)	5.8	24.05	6/7/15	3,802,560

Harrison S. Campbell	61,341	(4)	0.9	26.7465	2/8/15	548,389

Michael B. Fuller	184,842	(4)	2.6	26.7465	2/8/15	1,652,487

Thomas A. Gerke	91,603	(4)	1.3	26.7465	2/8/15	818,931
	4,933	(5)	0.1	25.88	2/19/12	72,170
	17,648	(5)	0.2	25.88	3/27/13	258,190
	6,982	(5)	0.1	22.75	3/27/13	90,138

Thomas J. McEvoy	62,568	(4)	0.9	26.7465	2/8/15	559,358

(1)	Total options granted to employees refers to all employees of Sprint Nextel and not our company on a stand-alone basis.
(2)	The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions. Expected volatility was derived from historical share price fluctuations.

Date	Expected Stock Price Volatility	Risk-free Interest Rate	Expected Life in Years	Expected Dividend Yield
2/8/2005	44.90%	3.68%	6	2.06%
6/7/2005	44.30%	3.70%	6	2.08%
8/25/2005	58.80%	4.06%	6	0.39%
10/27/2005	58.80%	4.43%	6	0.44%

(3)	This option vests 25% on each of June 7, 2006, June 7, 2007, June 7, 2008 and June 7, 2009.
(4)	This option vests 25% on each of February 8, 2006, February 8, 2007, February 8, 2008 and February 8, 2009.
(5)	This option is a reload option. A reload option is an option granted when an optionee exercises a stock option and makes payment of the purchase price using shares of previously owned stock. A reload option grant is for the number of shares utilized in payment of the purchase price and tax withholding, if any. The exercise price for a reload option is equal to the market price of the common stock on the date the reload option is granted. A reload option becomes exercisable one year from the date the original option was exercised and does not have a reload feature. The reload feature was eliminated for option grants beginning in 2004.

Option Exercises and Fiscal Year-End Values

The following table summarizes the net value realized on the exercise of options in 2005, and the value of options outstanding at December 31, 2005, for our Named Officers. All options shown are options to purchase Sprint Nextel series 1 common stock.

Aggregated Option Exercises in 2005 and Year-end Option Values

	Shares Acquired on Exercise (#)	Value Received ($)	Number of Securities Underlying Unexercised Options at December 31, 2005		Value of Unexercised In-the-Money Options at December 31, 2005
			Exercisable (#)	Unexercisable (#)	Exercisable ($)(1)	Unexercisable ($)(1)
Daniel R. Hesse	0	0	0	408,000	0	0
Harrison S. Campbell	67,680	846,681	52,277	156,015	219,658	747,010
Michael B. Fuller	32,250	451,955	1,399,628	606,492	3,129,343	3,879,188
Thomas A. Gerke	78,018	901,860	231,410	288,641	436,624	1,569,739
Thomas J. McEvoy	59,232	692,459	285,490	156,411	596,350	854,326

(1)	The value of the unexercised, in-the-money options is determined by multiplying the number of shares underlying the option by the difference between the exercise price of the option and the fair market value of the Sprint Nextel common stock, at December 31, 2005, of $23.36.

Short-Term Incentive Plan

On February 6, 2006, the Human Capital and Compensation Committee of the board of directors of Sprint Nextel established the performance objectives and other terms of the Embarq Corporation 2006 Short-Term Incentive Plan, which we refer to as the 2006 STI Plan, for our eligible employees, including our executive officers. The 2006 STI Plan provides for a payment of incentive compensation to our eligible employees, including our executive officers, based on the achievement of specified results with respect to the following near-term performance objectives during 2006: revenue, earnings (measured in terms of OIBDA) and customer satisfaction.

The award payments under the 2006 STI Plan will be determined based on our performance compared with each of the performance objectives identified above and the relative weightings for the performance objectives. Each performance objective will have a threshold, target and maximum payout opportunity with the maximum payout opportunity equal to 200% of the individual’s target opportunity. An eligible employee’s incentive target opportunity will be multiplied by the weightings and the payout result for each performance objective to calculate the actual incentive amount. The actual incentive amounts paid under the 2006 STI Plan will be based on our actual results in 2006 in relation to the established performance objectives, and these payments may be greater or less than the target opportunities that have been established. The determination of payments for certain executive officers is expected to be made so as to comply with Section 162(m) of the Code.

The short-term incentive target opportunity range, expressed as a percentage of base salary, is set forth below for each of our Named Officers. The actual incentive amounts paid under the 2006 STI Plan will be based on our actual results in 2006 in relation to the identified performance objectives and these payments may be greater or less than the target amounts that have been established.

	2006
Name	Base Salary	STI Target Opportunity

Daniel R. Hesse	$938,400	120%
Harrison S. Campbell	$397,800	70%
Michael B. Fuller	$747,300	80%
Thomas A. Gerke	$463,000	70%
Thomas J. McEvoy	$397,800	70%

Retirement Plans

Defined Benefit Pension Plans

Under the Sprint Retirement Pension Plan, all eligible employees before January 1, 2006 generally accrued for each year of service an annual retirement benefit equal to 1.5% of career average compensation, subject to limitations under the Code. On and after January 1, 2006, individuals expected to become our employees continue to accrue benefits under the Sprint Retirement Pension Plan.

Effective as of the distribution date, we have adopted a defined benefit pension plan that is structured with the intention of qualifying under Section 401(a) of the Code. All of our employees who immediately before the distribution date were participants in the Sprint Retirement Pension Plan will be eligible to participate in our defined benefit pension plan. The terms and conditions (including the benefit formula) of our defined benefit pension plan will be substantially comparable to the terms and conditions of the Sprint Retirement Pension Plan that is in effect immediately before the distribution date for individuals scheduled to be our employees, including our Named Officers, except that, unlike the Sprint Retirement Pension Plan, which has been amended to cease future accruals and prohibit new participants from joining the plan, our plan will continue to allow for future accruals and new participants. Sprint Nextel has agreed, in accordance with the employee matters agreement, to transfer particular assets and liabilities from the trust for the Sprint Retirement Pension Plan to the trust that we will establish for our defined benefit pension plan. This transfer will be made in accordance with the applicable provisions of the Code, ERISA and the regulations issued thereunder, as well as regulations issued by the Pension Benefit Guaranty Corporation.

By meeting certain legal requirements, our pension plan will provide a tax-advantaged way for us to provide retirement benefits. U.S. tax law, however, limits the amount of benefits that we can provide to an employee under our pension plan, as well as the amount and type of compensation that we can take into account under our pension plan. Effective as of the distribution date, we expect to adopt a supplemental executive retirement plan. We expect that the terms and conditions (including the benefit formula) of our supplemental executive retirement plan will replicate the terms and conditions of the Sprint Supplemental Executive Retirement Plan described below as in effect immediately before the distribution date for individuals scheduled to be our employees, including our Named Officers. Sprint Nextel has made up for these lost benefits under the Sprint Supplemental Executive Retirement Plan, which supplemented the benefits accrued under the Sprint Retirement Pension Plan. In addition, the Sprint Supplemental Executive Retirement Plan contains a mid-career pension enhancement provision, which allows Sprint Nextel’s board to credit an employee with years of service under the Sprint Supplemental Executive Retirement Plan that are in addition to his or her actual years of service for Sprint Nextel. Mr. Fuller, who is one of our Named Officers, has been credited with six additional years of service under the mid-career pension enhancement provision.

Assuming the following Named Officers continue to work for us and continue to accrue benefits under the current benefits formula of our pension plan and our supplemental executive retirement plan until age 65 and have pensionable compensation for years after 2005 equal to their pensionable compensation for 2005 (and in Mr. Hesse’s case, his initial annual base salary plus his annual target bonus opportunity), the Named Officers would receive an estimated annual pension benefit, expressed as an annuity for life, as follows: Mr. Campbell—$208,812, Mr. Fuller—$330,941, Mr. Gerke—$229,954, Mr. Hesse—$396,199 and Mr. McEvoy—$214,102.

Key Management Benefit Plan

Sprint Nextel has a key management benefit plan providing for a survivor benefit in the event of the death of a participant or, in the alternative, a supplemental retirement benefit. Under the plan, if a participant dies before retirement, the participant’s beneficiary will receive ten annual payments each equal to 25% of the participant’s highest annual salary during the five-year period immediately before the time of the participant’s death. If a participant dies after retiring or becoming permanently disabled, the participant’s beneficiary will receive a benefit equal to 300% (or a reduced percentage if the participant retires before age 60) of the participant’s highest annual salary during the five-year period immediately before the time of retirement or disability, payable either in a lump sum or in installments at the election of the participant. At least 13 months before retirement, a participant may elect a supplemental retirement benefit in lieu of all or a portion of the survivor benefit. The supplemental retirement benefit will be the actuarial equivalent of the survivor benefit. This plan has five active participants, of whom three are our employees and only one of whom is a Named Officer, Mr. Fuller.

Assuming Mr. Fuller continues to work for us and has a salary for each year after 2005 equal to his salary for 2005, Mr. Fuller’s beneficiary will receive 10 annual payments equal to 25% of his 2005 salary, if he dies before his retirement, or, if he dies after retiring or becoming disabled, Mr. Fuller’s beneficiary will receive a benefit equal to 300% of Mr. Fuller’s 2005 salary payable either in a lump sum or in installments at the election of the participant. In lieu of all or a portion of the survivor benefit, Mr. Fuller may elect a supplemental retirement benefit, which will be actuarially equivalent to the survivor benefit.

Effective as of the distribution date, we expect to adopt a key management benefit plan, the terms and conditions of which will replicate the terms and conditions of the Sprint Nextel key management benefit plan described above in order to continue benefits for our participating employees. We do not expect any new participants in the plan. Mr. Fuller is the only Named Officer who is expected to be a participant in the plan.

401(k) Plan

Under the Sprint Nextel 401(k) Plan, participants have been entitled to make contributions on a pre-tax basis and receive matching contributions in accordance with the terms of the plan. Effective January 1, 2006, individuals expected to become our employees following the spin-off who were participants in the Sprint Nextel 401(k) Plan no longer participated in that plan and instead became participants in the Sprint Retirement Savings

Plan for the local telecommunications division, which we refer to as our 401(k) plan. Our Named Officers will participate in our 401(k) plan on the same terms as all of our other eligible employees.

Under the terms of our 401(k) plan, participants can contribute up to 50% of their compensation on a pre-tax basis, subject to various limits imposed by the Code. In general, participants under age 50 can contribute up to $15,000 on a pre-tax basis for 2006. We will match 25% of the first 6% of compensation a participant elects to contribute. In addition, we may make an additional matching contribution which will be determined by multiplying a stock performance percentage by the amount of a participant’s contributions up to 6% of his or her compensation. For 2006, the stock performance percentage equals 3%, resulting in a total match of 28% of the first 6% of compensation a participant contributes. For subsequent years, the stock performance percentage will be determined based on the performance of our common stock as compared to the common stock of other communications companies designated for this purpose by a committee appointed by our board of directors. The stock performance percentage will never exceed 25%, and its exact calculation, including whether there will be a stock performance percentage for any year, will be determined by the same committee. Participants who will be age 50 or older in 2006 are permitted to make additional catch-up contributions of $5,000 for 2006.

Participants in our 401(k) plan are always 100% vested in their pre-tax contributions and their catch-up contributions. Matching contributions vest 20% after the participant completes two years of service with us and an additional 20% each year thereafter until the earliest to occur of (1) completion of five years of service with us, (2) attaining age 65 while employed by us, (3) the participant’s total disability or (4) the participant’s death, at which time, the remaining portion vests. For purposes of vesting, service with Sprint Nextel and its affiliates before the distribution will be credited as service with us.

Employment Contracts

Employment Contract with Mr. Hesse

On June 7, 2005, Sprint and Sprint/United Management Company, a subsidiary of Sprint Nextel, entered into an employment agreement with Daniel R. Hesse pursuant to which Mr. Hesse agreed to serve as Chief Executive Officer of Sprint Nextel’s local telecommunications division commencing on that date and terminating on June 30, 2008, subject to earlier termination or extension. Mr. Hesse serves as our Chief Executive Officer and President and is a member of our board of directors.

Under the terms of the agreement, Mr. Hesse is entitled to an initial annual base salary of $900,000, is eligible for an annual target bonus opportunity of not less than 120% of his base salary and a maximum bonus payout of 200% of his annual target bonus opportunity. For 2005, Mr. Hesse is entitled to a minimum annual bonus of $1,050,000, pro-rated for his actual service with Sprint Nextel’s local telecommunications division during 2005, and is eligible for all employee benefits made available generally to other senior executive officers of Sprint Nextel designated to join our company. Under the terms of the agreement, Mr. Hesse was required to relocate promptly to the greater Kansas City metropolitan area. For a description of Mr. Hesse’s relocation expenses, which were reimbursed by Sprint Nextel in accordance with Sprint Nextel’s executive—new employee relocation program, see “—Certain Relationships and Other Transactions” and “—Summary Compensation Table” above.

Under his employment agreement, Mr. Hesse received a sign-on bonus of $600,000, an initial grant of options to purchase 408,000 shares of Sprint Nextel common stock, which we refer to as the Initial Options, at an exercise price equal to the fair market value on the grant date, and an initial grant of 157,000 RSUs relating to shares of Sprint Nextel common stock, which we refer to as the Initial RSUs.

The Initial Options will vest in 25% tranches on the first four anniversaries of the grant date, subject to Mr. Hesse’s continued employment on those anniversaries. The Initial RSUs will vest on the third anniversary of the grant date, subject to Mr. Hesse’s continued employment on that anniversary. In connection with the spin-off, the Initial Options provide that they will be adjusted to become options relating to Sprint Nextel and/or our equity securities as may be equitably determined by the Sprint Nextel board or a committee of the Sprint Nextel board. Likewise, in connection with the spin-off, the Initial RSUs will be replaced with RSUs relating to our common stock having a value equivalent to the Initial RSUs as of the distribution date.

The first annual long-term equity award granted to Mr. Hesse in 2006 will be made on the earlier of (1) December 31, 2006 and (2) the first to occur of the termination of Mr. Hesse’s employment (a) by Sprint Nextel without cause, (b) by Mr. Hesse for good reason or (c) by constructive discharge, and will have a grant date value of not less than $7,000,000, subject to Mr. Hesse’s continued employment through the earlier of (i) the date on which similar grants are made to other executives designated to join our company and (ii) March 15, 2006.

Consistent with Sprint Nextel’s standard stock compensation programs, the Initial Options and Initial RSUs and the first annual awards noted above will vest before the indicated vesting dates in the event of Mr. Hesse’s death or disability.

If Mr. Hesse’s employment with Sprint Nextel is terminated, either by Sprint Nextel without cause or by Mr. Hesse for good reason (which would include Sprint Nextel’s abandonment of the spin-off of our company), consistent with Sprint Nextel’s executive severance policy, Mr. Hesse will receive his pro-rata annual bonus for the year of termination and a monthly severance benefit for 18 months equal to 1/12th of the sum of his annual base salary and his target annual bonus opportunity (these benefits will be paid over 24 months if the termination occurs during the 24-month period following a change of control, as defined in the agreement). In addition, in the event of any such termination, the Initial Options and Initial RSUs, as well as the first annual long-term equity award discussed above, will continue to vest during the severance period; the Initial Options and Initial RSUs will vest fully at the end of the severance period; and the first annual award will vest fully at the end of the severance period if the termination is within the 24-month period following a change of control or within two months following the abandonment of the spin-off of our company from Sprint Nextel.

The vesting of Mr. Hesse’s equity awards discussed above will not be subject to the provisions of Sprint Nextel’s equity incentive plan limiting accelerated vesting in connection with a change of control if the vesting would result in limitations on deductibility under Section 280G of the Code. In the event that Mr. Hesse receives any payments deemed contingent on a change of control and if any excise tax is imposed on him by Section 4999 of the Code as a result of a change of control, Sprint Nextel will provide him an additional payment to reimburse him for the excise tax.

Under the agreement, Mr. Hesse has agreed to certain covenants relating to competition, confidentiality, non-solicitation, non-disparagement and cooperation and to the forfeiture of his rights to any unpaid severance benefits and all of his equity-based awards described above that are then outstanding in the event of his material and willful breach.

Finally, there is a provision in the agreement under which the parties agree to adjust any provision in the agreement that violates the IRS’ new rules on the taxation of deferral compensation to bring such provision into compliance to the maximum extent possible with these new rules.

On or before the distribution date, we expect to assume Sprint Nextel’s obligations under Mr. Hesse’s agreement.

Employment Contracts with Mr. Fuller and Mr. McEvoy

Each of Mr. Fuller and Mr. McEvoy signed a special compensation and non-compete agreement (in August 1997 and December 1997, respectively) with Sprint that prohibits him from performing services for a competitor for up to 18 months following termination of his employment. Each agreement also provides that the executive will receive 18 months of compensation and benefits following an involuntary termination of employment without cause or upon a constructive discharge following a diminution of his responsibilities or compensation, or a forced relocation in certain circumstances.

In August 1997, Mr. Fuller also signed a contingency employment agreement with Sprint, which pre-dates Sprint Nextel’s current senior executive severance policy. This agreement provides enhanced severance benefits in the event Sprint Nextel terminates his employment without cause or he resigns due to a diminution in responsibilities, authority or compensation within three years following a change of control of Sprint Nextel. Neither the Sprint Nextel merger nor the spin-off of our company constitutes a change of control under this agreement. Benefits include monthly salary payments for up to 35 months and an amount equal to the sum of the highest short-term plus the highest long-term incentive compensation awards received for the three performance periods before termination, paid in three installments. For purposes of the key management benefit plan, because Mr. Fuller remained a Key Executive (as defined in the plan) until age 60, interest was credited to his account under the Executive Deferred Compensation Plan at the maximum rate allowed under the plan. In addition, Sprint Nextel will determine his retirement benefits assuming three years of additional service and will not impose on him any reduction to his benefits for early retirement. The benefits also include life, disability, medical, and dental insurance coverage for up to 35 months following termination. Finally, Mr. Fuller is not subject to plan provisions that require a reduction of benefits to levels deductible under Section 280G of the Code, and if any excise tax is imposed on him by Section 4999 of the Code as a result of a change of control, Sprint Nextel will make him whole.

On or before the distribution date, we expect to assume Sprint Nextel’s obligations under the agreements with Mr. Fuller and Mr. McEvoy.

Employment Contract with Mr. Gerke

In December 2003, Mr. Gerke signed an employment agreement with Sprint. The agreement contains substantially the same non-competition and standard severance provisions as those in Messrs. Fuller’s and McEvoy’s special compensation and non-compete agreements. However, Mr. Gerke’s agreement provides for different severance benefits following a change of control of Sprint Nextel, consistent with Sprint Nextel’s current policy regarding senior executive severance arrangements.

If, within the two-year period following a change of control of Sprint Nextel, Sprint Nextel terminates Mr. Gerke’s employment without cause or he resigns due to either a forced relocation outside of the Kansas City area or a diminution in responsibilities, authority or compensation, he will receive monthly salary payments for up to 24 months. During that period, he will also receive prorated targeted incentive compensation paid at the same time payouts are made for the applicable performance measurement period and will continue to participate in Sprint Nextel’s retirement, medical and certain other welfare benefits as if he was an active employee. Neither the Sprint Nextel merger nor the spin-off of our company constitutes a change of control under Mr. Gerke’s employment contract.

On or before the distribution date, we expect to assume Sprint Nextel’s obligations under Mr. Gerke’s agreement.

Sprint Nextel Retention Program

On January 17, 2005, the Human Capital and Compensation Committee of the Sprint Nextel board of directors adopted the Sprint Nextel retention program in order to retain certain critical officers and other employees pending the Sprint Nextel merger and contemplated spin-off of the local communications business and for a period of one year after these events.

Our Named Officers (other than Mr. Hesse) are eligible under the Sprint Nextel retention program for retention payments. Under the terms of the Sprint Nextel retention program, Mr. Gerke is eligible for retention payments equal to 100% of his annual base salary and target short-term incentive bonus as of January 17, 2005. Mr. Gerke received a retention payment equal to one-half of his annual base salary at the time of completion of the Sprint Nextel merger. He is entitled to receive a second retention payment equal to one-half of his annual base salary, plus the amount of his target short-term incentive bonus, on the first anniversary of completion of the merger, or August 12, 2006.

Messrs. Campbell and McEvoy are eligible for retention payments equal to 100% of their respective annual base salary. Under the terms of the Sprint Nextel retention program, Messrs. Campbell and McEvoy received retention payments equal to one-half of their respective annual base salary at the time of completion of the Sprint Nextel merger. They will be entitled to receive the balance on the first anniversary of the spin-off.

If any of these Named Officers is involuntarily terminated other than for cause, the Named Officer will receive the retention payment on the Named Officer’s last day worked.

Mr. Fuller is eligible to receive retention payments equal to 100% of his annual base salary and target short-term incentive bonus as of January 17, 2005 with one-half of his annual base salary retention payment to be paid at the time of completion of the spin-off. The balance of his base salary retention payment and the short-term incentive bonus payment are payable on the first anniversary of completion of the spin-off. If he is involuntarily terminated other than for cause before the anniversary date, the retention payment will be made on his last day worked or the date of completion of the spin-off, whichever is later.

If any covered Named Officer voluntarily terminates his employment or is terminated for cause before a retention payment is made, the Named Officer will not receive that retention payment. No retention payments will be made under the Sprint Nextel retention program to Mr. Fuller if the contemplated spin-off is not completed. We anticipate making retention payments to the participating Named Officers in an aggregate amount of approximately $2.0 million, including amounts due on the first anniversary of the Sprint Nextel merger or the spin-off, as appropriate.

In addition, if Mr. Gerke is involuntarily terminated other than for cause before the first anniversary of completion of the Sprint Nextel merger, all stock options, restricted stock, RSUs and any other equity based awards held by Mr. Gerke for at least one year at the end of Mr. Gerke’s severance period will fully vest on the last day of the severance period. If Mr. Fuller, Mr. Campbell or Mr. McEvoy is involuntarily terminated other than for cause before the first anniversary of completion of the spin-off, all equity based awards held by him for at least one year at the end of his severance period will fully vest on the last day of the severance period; however, if the spin-off does not occur, he will be entitled to acceleration of his equity based awards only if the involuntary termination occurs before the first anniversary of the Sprint Nextel merger.

Under the terms of the retention program, an officer who accepts a position with us will not be considered to have been involuntarily terminated, and will therefore not receive accelerated vesting of equity based awards, due to acceptance of that position.

Embarq Corporation 2006 Equity Incentive Plan

General

The Employee Matters Agreement provides that we will adopt the Embarq Corporation 2006 Equity Incentive Plan and that Sprint Nextel as our sole stockholder will approve our adoption of this plan, which we refer to as the 2006 Equity Plan or the equity plan.

Purposes

The purposes of the 2006 Equity Plan will be to encourage our directors, officers and other employees to acquire a proprietary interest in our growth and performance, to generate an increased incentive to contribute to our future success and prosperity thereby enhancing our value for the benefit of our stockholders and to enhance our ability to attract and retain individuals of exceptional talent on whom, in large measure, our sustained progress, growth and profitability depends.

Administration

The 2006 Equity Plan will be administered by the Compensation Committee of our board of directors, or a subcommittee thereof, which we refer to as the committee. The committee will determine the individuals to whom awards are made (subject to the eligibility requirements set forth in the equity plan), the types of those awards and the number of shares of our common stock covered by those awards (subject to the limitations set forth in the equity plan) and the terms and conditions of those awards. We refer to the individuals to whom awards are made as participants. The committee will have the right to delegate certain of its powers to our officers, including the power to grant options and to cancel options, to the extent permissible under applicable law.

Types of Awards

The committee will have the authority under the 2006 Equity Plan to grant a wide range of awards related to our common stock, including options to purchase our common stock, restricted stock awards, RSU awards, stock appreciation right awards, performance share awards and performance unit awards. The range of awards that will be authorized under the 2006 Equity Plan will be comparable to the range of awards authorized under the Sprint Nextel 1997 Long-Term Stock Incentive Program.

Limit on Shares Available

There will be 24,500,000 shares of our common stock available for issuance under the 2006 Equity Plan. This number is subject to adjustment pursuant to the terms of the equity plan to reflect transactions such as stock splits, stock dividends, mergers, reorganizations or other changes in our corporate structure affecting the shares.

Limit on Awards to Participants

No participant will be granted awards of options and/or stock appreciation rights in any calendar year covering more than 1,000,000 shares of our common stock. No participant will be granted awards of RSUs, restricted stock or performance shares in any calendar year covering more than 500,000 shares. No participant will be granted cash-based performance units or other cash-based awards, the value of which may be paid, credited or vested in any calendar year in excess of $7,500,000.

Options

The committee will have the authority to award options to purchase our common stock and to set all the terms and conditions of the options except that the option price per share shall be no less than the fair market value of a share of our common stock on the date the options are granted as that value is determined under the terms of the 2006 Equity Plan. The options may be awarded as either incentive stock options, which are intended to provide (as between participants and us) more favorable tax treatment to participants, or as nonqualified stock options, which are intended to provide (as between participants and us) more favorable tax treatment to us. Options may be granted as stand-alone awards or in addition to other awards.

Restricted Stock and RSU Awards

The committee will have the authority to make awards of our common stock or stock units subject to restrictions and other terms and conditions, including the satisfaction of performance goals, as the committee deems appropriate. A stock unit is a contractual right to receive shares of our common stock or cash equal to the value of the shares, as determined by the committee, at some future date. Stock awards and stock unit awards may be made as stand-alone awards or in addition to other awards.

Performance Share and Performance Unit Awards

The committee will have the authority to make awards of performance shares and performance units subject to terms and conditions as the committee deems appropriate. A performance share is an award that is valued by reference to a designated number of shares of our common stock, which value may be paid to a participant as the committee shall determine in cash or in shares of our common stock on the achievement of the performance goal or goals set by the committee. A performance unit is an award that is valued by reference to a designated amount of property other than shares of our common stock, which value may be paid to a participant as the committee shall determine in cash or in shares of our common stock on achievement of the performance goal or goals set by the committee. Performance share and performance unit awards may be made as stand-alone awards or in addition to other awards.

Performance Goals

Any award made under the 2006 Equity Plan may be issued or granted, or become vested or payable, as the case may be, on the satisfaction of one or more than one performance goals, as determined by the committee. Any performance goals for awards will be based on one or more of the following, which may be established on an absolute or relative basis for our company as a whole or any of our subsidiaries, operating divisions or other operating units: earnings; net income or loss; cash flow; reductions in expense levels; operating and maintenance cost management and employee productivity; stockholder returns; return measures; share price; strategic business criteria, consisting of one or more objectives based on meeting specified revenue, market share, market penetration, geographic business expansion goals, objectively identified project milestones, production volume levels, cost targets and goals relating to acquisitions or divestitures; and/or achievement of business or operation goals.

Stock Appreciation Rights

The committee will have the authority to make awards of stock appreciation rights subject to terms and conditions as the committee deems appropriate. The base line to determine the appreciation with respect to any award shall be no less than the fair market value of a share of our common stock on the date the stock appreciation right is awarded as the value is determined under the terms of the 2006 Equity Plan. The value of a stock appreciation right at the discretion of the committee may be paid in cash or in shares of our common stock. A stock appreciation right award may be made as a stand-alone award or in addition to other awards.

Change of Control

If we experience a change of control, the committee will have a range of alternatives for dealing with outstanding awards, including eliminating any vesting or other conditions to the exercise of options or to payments with respect to all other awards. A change of control will include (1) any person acquiring 30% or more of the combined voting power of our then outstanding voting securities, (2) a change in the composition of the members of our board of directors other than in the ordinary course, (3) a merger or a sale of substantially all of our assets unless our stockholders hold at least 50% of the combined voting power of our successor’s voting securities and more than 50% of the members of our successor’s board of directors are former members of our board of directors or (4) our liquidation or dissolution.

Amendment and Termination

Our board of directors will have the power to amend or terminate the 2006 Equity Plan, but no amendment can impair the rights of a participant with respect to an outstanding award without the participant’s consent or increase the number of shares of our common stock available for issuance under the equity plan absent the approval of our stockholders.

Awards In Connection with the Spin-off

The Employee Matters Agreement provides that the options to purchase Sprint Nextel common stock granted under all of the Sprint Nextel option programs to our employees will be converted into options to purchase shares of our common stock and the options to purchase shares of our common stock will be issued under the 2006 Equity Plan. Similarly, the Employee Matters Agreement provides that RSUs that reflect our common stock will be issued to holders of the RSUs previously granted under all of the Sprint (but not Nextel) programs that reflect Sprint Nextel common stock and these RSUs will be issued under the 2006 Equity Plan. Finally, the Employee Matters Agreement provides that restricted shares of our common stock will be issued to holders of restricted stock awards of Sprint Nextel common stock issued under Sprint Nextel’s equity compensation programs and that the restricted stock will be subject to the terms of the 2006 Equity Plan.

Executive Deferred Compensation Plan

Sprint Nextel has a deferred compensation plan under which employees of Sprint Nextel, including our employees, who were officers (starting with officers at the assistant vice president level) or who were designated by a committee appointed by the Sprint Nextel board of directors could elect to defer compensation earned through December 31, 2005. No additional deferrals of compensation earned after that date can be made under this plan. The deferrals made by a participant under this plan have been credited to a bookkeeping account for the participant, and the balance credited to that account is adjusted periodically either for interest or for the appreciation or depreciation in the value of Sprint Nextel stock, whichever the participant elects. A participant’s account is payable on retirement or any other termination of employment, including a termination as a result of death or disability. A participant’s account can be paid in a lump sum or in installments.

Two of our Named Officers have account balances in this plan. The employment of these two Named Officers and our other employees who have account balances in this plan will be treated as terminated on the distribution date. This will entitle our participants who had elected under the terms of the plan to be paid on a termination of employment to be paid as of the distribution date. We do not expect to have a deferred compensation plan in 2006.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

As of the date hereof, all of the outstanding shares of our voting securities are owned by Sprint Nextel. Based on the Schedules 13G filed by holders of Sprint Nextel’s common stock through February 14, 2006 and as a result of the redemption by Sprint Nextel of its seventh series preferred stock, we expect that none of our stockholders immediately following the distribution will own 5% or more of our common stock.

AGREEMENTS WITH SPRINT NEXTEL

Following the spin-off, we and Sprint Nextel will operate independently. To effect the spin-off and to provide a framework for our initial relationship with Sprint Nextel, we and Sprint Nextel are entering into certain agreements. The following is a summary of the material terms of those agreements. The terms of some of the agreements have not yet been finalized and are being reviewed by us and Sprint Nextel. For a description of additional related party transactions, see “Management—Certain Relationships and Other Transactions.”

Commercial Service Agreements

We and Sprint Nextel are entering into commercial service agreements pursuant to which each company will obtain services from the other. We and Sprint Nextel expect to execute the commercial service agreements before the distribution date; however, with the exception of the MVNO Agreement, Long Distance Agreement, Agency Agreement and Special Access Agreement, they will not be effective until the distribution date. The material terms of the key commercial service agreements are summarized below.

Sprint Nextel as a Supplier to Embarq

MVNO Agreement. We will have the ability to market, sell and activate our own branded CDMA-based wireless service as an MVNO operator pursuant to a wholesale agreement, which we refer to as the MVNO Agreement, with Sprint Nextel. Under this mutually non-exclusive arrangement, for a period of seven years, we will be able to resell certain CDMA-based wireless voice and data services in our current local service territories by accessing the Sprint Nextel CDMA-based wireless network. The agreement will give us the right to resell in areas covered by PCS affiliate networks that sell wireless services under the Sprint brand. PCS affiliates are third party network operators that are not owned or controlled by Sprint Nextel through which Sprint Nextel supplements its PCS wireless network. However, there is no guarantee that those rights with PCS affiliates will extend beyond 2006. If the PCS affiliates do not agree to extend our right to resell wireless services in their markets, we will have the right to continue service to existing subscribers in those markets, but we will not have the ability to activate new subscribers in those markets after 2006. Those markets represent approximately 16% of the total population of our service territories. The agreement will expand to cover territories where we build and operate CLEC operations, but it will not automatically extend to new local service territories that we acquire through acquisition, merger or similar transactions. The MVNO Agreement will require that our marketing and distribution activities be directed to the consumer and small business markets only. Small business customers for purposes of the MVNO Agreement are defined as businesses with less than 80 lines of wireless services. The MVNO Agreement will not address billing, customer care, handset logistics and other back office functions needed to support our provision of wireless services. Those functions will be provided internally by us or outsourced to third party providers.

Following the initial seven-year term, the MVNO Agreement may be renewed for successive one year periods until one party gives notice to the other party of its intent not to renew the agreement. Each company will have the right to terminate the agreement upon a material breach of the agreement by the other party, if the breach is not cured within a certain period of time. Sprint Nextel also will have the right to terminate the agreement if we fail to meet minimum subscriber targets within the first two years following the commercial launch of the service (less than 35,000 subscribers at the end of the first year and less than 75,000 subscribers at the end of the second year), or if we transfer more than 50% of our subscribers to another carrier. Sprint Nextel will have the right to terminate the MVNO Agreement upon a change of control of our company and there are certain restrictions that will prevent us from transferring our base of wireless customers to another carrier. These restrictions on the change of control and the transfer of wireless customers may reduce our strategic and operating flexibility. A change of control generally means a transaction or series of transactions pursuant to which greater than 50% of the equity or voting interests of Embarq or Embarq Communications, Inc., a wholly owned subsidiary of Embarq, are transferred to a third party, all or substantially all of the assets of Embarq or Embarq Communications, Inc. are transferred to a third party, or a change in the make-up of a majority of the board of directors of Embarq or Embarq Communications, Inc. occurs. In addition, a change of control would result from the sale of all or substantially all of the assets in Embarq’s local operating companies or transactions, the result of which is that all or substantially all of the local operating companies cease to be affiliates of Embarq.

Long Distance Agreement. We will have the ability to market and sell our own branded long distance voice and data services pursuant to a wholesale master services agreement, which we refer to as the Long Distance Agreement, with Sprint Nextel. Under this arrangement, which became effective on January 20, 2006, for a period of five years, we will be able to resell certain wireline long distance voice and data services by accessing the Sprint Nextel long distance network. We will be required to make certain minimum purchase commitments pursuant to the agreement that give us access to volume-based pricing for these services. The minimum purchase commitment under the agreement will be 95% of the international and domestic long distance voice and data services we use as of the distribution date that we cannot provide on our own and that are offered for resale by Sprint Nextel under the Long Distance Agreement. If our need for those long distance services declines after the distribution date, the minimum purchase commitment will be 95% of the long distance voice and data services that we purchase from third parties (including Sprint Nextel) during that year. Sprint Nextel will have the right to terminate the Long Distance Agreement upon a change of control of our company. We will also have the right to terminate the Long Distance Agreement upon a change of control of Sprint Nextel. Each company also will have the right to terminate the agreement for a material breach of the agreement by the other party, if the breach is not cured within a certain period of time.

Agency Agreement. We will have the ability to sell to business customers, as an agent, Sprint Nextel-branded wireless and wireline voice and data services pursuant to a Sprint business sales agent agreement, which we refer to as the Agency Agreement. Under this arrangement, for a period of five years, we will be able to act as an agent of Sprint Nextel to sell certain wireless and wireline services in return for commission payments. Sprint Nextel will have the right to terminate the Agency Agreement upon a change of control of our company, if we enter into a material agency agreement with another communications provider, or at any time after the second anniversary of the Agency Agreement. Each company also will have the right to terminate the agreement for a material breach of the agreement by the other party, if the breach is not cured within a certain period of time.

Teleservices Agreement. We will have the ability through the Teleservices Agreement with Sprint Nextel, which will have a two-year term, to purchase payphone and private branch exchange repair and refurbishing and reverse logistics services from Sprint Nextel. These services will be used to support our CPE and high-speed Internet sales. Each company also will have the right to terminate the agreement for a material breach of the agreement by the other party, if the breach is not cured within a certain period of time.

Embarq as a Supplier to Sprint Nextel

CNAM and CNAS Agreements. We will have the ability through the calling name storage agreement, which we refer to as CNAM Agreement, and the calling name database query agreement, which we refer to as the CNAS Agreement, to provide Sprint Nextel, and its wholesale customers, with these calling name database services and other SS7 database services utilizing our network equipment. Under the CNAM and CNAS Agreements, each of which will have a three-year term, we will store some of the Sprint Nextel calling name information in our calling name database for the purpose of responding to queries from Sprint Nextel and other carriers seeking calling name information related to caller ID with name services. We will charge carriers accessing our calling name database a per-query charge, and we will share with Sprint Nextel a percentage of the per-query revenue we receive from carriers accessing the Sprint Nextel calling name information. Sprint Nextel will have the right to terminate these agreements on a change of control of our company involving a direct competitor of Sprint Nextel. Each agreement may also be terminated by a party if materially breached by the other party, if the breach is not cured within a certain period of time.

Toll Free Rehome Agreement. We will have the ability through the Toll Free Rehome Agreement with Sprint Nextel to route some of the Sprint Nextel wireless-originated toll free calls, such as 800 and 866 toll free calls, to the interexchange carrier that has been assigned control of the dialed toll free number and to charge a database query charge and the applicable tariffed access rates to that interexchange carrier. The Toll Free Rehome Agreement will have a three-year term. Sprint Nextel will have the right to terminate this agreement in the case of (1) a change of control of our company involving a direct competitor of Sprint Nextel and (2) material litigation involving the access charges as contemplated by the agreement. Each company also will have the right to terminate the agreement for a material breach of the agreement by the other party, if the breach is not cured within a certain period of time.

Special Access Agreement. Sprint Nextel committed in May 2005 through the Special Access Agreement to purchase a set number of access circuits through May 2010. Our offering of these products is outlined in our FCC special access tariff and covers a number of special access services. The agreement, which has a five-year term, will provide for a shortfall penalty if Sprint Nextel’s purchases are less than 95% of the commitment amount in any month and if Sprint Nextel fails to cure the shortfall. If Sprint Nextel has a shortfall for six consecutive months, we will be entitled to declare that Sprint Nextel has wrongfully terminated the plan. In that event, Sprint Nextel will be subject to an early termination penalty as outlined in the tariff.

Operator Services/Directory Assistance Agreement. We will have the opportunity through the Operator Services/Directory Assistance Agreement to provide operator and directory assistance services to certain Sprint Nextel-end user retail customers and certain third party-end user retail customers for whom Sprint Nextel has number assignment and/or administration responsibility, which may include cable companies to which Sprint Nextel provides local interconnection and other communications services. We will have the ability through the Operator Services/Directory Assistance Agreement to provide certain services to Sprint Nextel-end user retail customers. We will have the right to terminate this agreement at anytime after giving reasonable notice to Sprint Nextel, or if Sprint Nextel fails to establish a connection to the operator and directory services center. Sprint Nextel has the right to terminate this agreement on a change of control of our company involving a direct competitor of Sprint Nextel or upon payment of an early termination fee. Each party also will have the right to terminate the agreement for a material breach of the agreement by the other party, if the breach is not cured within a certain period of time.

Other Service Agreements. We also expect to enter other service agreements with Sprint Nextel in order to provide other nominal services to Sprint Nextel that are commonly performed by local communications providers for long distance and wireless providers. These services may include line information database services, toll free code database access services and national signaling gateway customer services.

Separation and Distribution Agreement

The separation and distribution agreement contains the key provisions relating to the separation of our business from that of Sprint Nextel and the distribution of our common stock. The separation and distribution agreement identifies the assets to be transferred, liabilities to be assumed and contracts to be assigned to us by Sprint Nextel and by us to Sprint Nextel in the separation and describe when and how these transfers, assumptions and assignments will occur. The agreement also includes procedures by which Sprint Nextel and we will become separate and independent companies. In addition, the agreement contains the conditions that must be satisfied, or waived by Sprint Nextel, before the separation and the completion of the distribution. In addition, we will enter into certain ancillary agreements with Sprint Nextel governing various interim and ongoing relationships between Sprint Nextel and us following the distribution date. These ancillary agreements include:

•	transition services agreements;

•	a tax sharing agreement;

•	intellectual property agreements; and

•	an employee matters agreement.

We and Sprint Nextel executed the separation and distribution agreement, and we and Sprint Nextel intend to execute the ancillary agreements before the distribution date; however, they will not be effective until the distribution date. The separation and distribution agreement may be amended if both Embarq and Sprint Nextel agree in writing. If the separation and distribution agreement is materially amended after we have sent the information statement to Sprint Nextel stockholders and before the distribution date, we will promptly provide additional disclosure of the change in a manner reasonably calculated to inform Sprint Nextel stockholders of the change.

Recapitalization, Contribution and Separation

The separation and distribution agreement provides that, subject to the terms and conditions contained in the agreement and before the distribution,

•	Sprint Nextel will effect a recapitalization of our common stock;

•	Sprint Nextel will contribute to our company the subsidiaries that comprise the Sprint Nextel local telecommunications division;

•	we will enter into a senior credit facility with certain financial institutions to finance the expected cash transfer to Sprint Nextel and to provide a revolving credit arrangement to satisfy other financing needs;

•	we expect to transfer to Sprint Nextel shares of our common stock and approximately $6.6 billion in the form of cash and senior notes in consideration for, and as a condition to, Sprint Nextel’s transfer to us of the local telecommunications division and wholesale product distribution operations and the consumer and certain business long distance customers located in our local service territories. Although the allocation of the cash and senior notes to be transferred to Sprint Nextel may be adjusted, we currently expect that we will:

•	issue to Sprint Nextel senior notes in an aggregate initial principal amount of approximately $4.5 billion which Sprint Nextel intends to transfer to Sprint Capital, its wholly owned subsidiary, in satisfaction of inter-company indebtedness owed by Sprint Nextel to Sprint Capital; and

•	transfer to Sprint Nextel approximately $2.1 billion in cash borrowed under our credit facility;

•	Sprint Nextel will assign or cause to be assigned, and we will assume or cause to be assumed, certain contracts relating to our business and we will assign or cause to be assigned, and Sprint Nextel will assume or cause to be assumed, certain contracts relating to its business;

•	we and Sprint Nextel will settle all inter-group indebtedness (except as otherwise agreed) on or before the distribution; and

•	Sprint Nextel will transfer and we will accept or assume certain assets and liabilities relating to our business.

The decision making process used to determine which assets and liabilities will be moved to Embarq or remain with Sprint Nextel in connection with the spin-off utilized a set of objective criteria to determine the most logical future owner of each individual asset and liability, including, but not limited to, the primary use of the asset or the underlying source of the liability. The examination of all these objective criteria ultimately determined whether each asset and liability will be moved to Embarq or remain with Sprint Nextel on completion of the spin-off.

The Distribution

The separation and distribution agreement provides that the separation and the completion of the distribution is subject to several conditions that must be satisfied or waived by Sprint Nextel, in its sole discretion, including:

•	Sprint Nextel will have received an opinion of counsel from each of Cravath, Swaine & Moore LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP satisfactory to Sprint Nextel to the effect that the distribution of our shares by Sprint Nextel to its stockholders will qualify as a distribution that is tax free under Code Sections 355 and 361;

•	the private letter ruling issued to Sprint Nextel by the IRS regarding the tax-free status of the distribution will continue to be in effect;

•	we, Sprint Capital Corporation and certain underwriters will enter into an underwriting agreement relating to Sprint Capital Corporation’s resale of senior notes;

•	the registration statement with respect to the distribution will have become effective under the Exchange Act, and the registration statement with respect to Sprint Capital Corporation’s resale of the senior notes will have become effective under the Securities Act;

•	the actions and filings necessary or appropriate to comply with federal and state securities and blue sky laws will have been taken;

•	the New York Stock Exchange will have accepted for listing the shares of our common stock to be issued in the distribution, subject to official notice of issuance;

•	the separation and distribution agreement will not violate or result in a breach of any law or any material agreements of Sprint Nextel;

•	no court or other order or other legal or regulatory restraint will exist that prevents, or materially limits the benefits of, completion of the separation or the distribution;

•	all consents and governmental or other regulatory approvals required in connection with the transactions contemplated by the separation and distribution agreement shall have been received and remain in full force and effect;

•	each of the ancillary agreements shall have been entered into before the distribution and shall not have been materially breached by the parties; and

•	approximately $6.6 billion in cash and senior notes will have been transferred to Sprint Nextel.

Indemnification

In general, under the separation and distribution agreement, we agree to indemnify Sprint Nextel and its representatives and affiliates against certain liabilities from third party claims to the extent relating to, arising out of or resulting from:

•	our failure to discharge any of our liabilities or any of our agreements;

•	the operation of our business, whether before or after the distribution;

•	any untrue statement or alleged untrue statement of a material fact or material omission or alleged material omission in the registration statement with respect to the distribution, the registration statement with respect to Sprint Capital Corporation’s resale of the senior notes and the registration statement of which this prospectus is a part, in each case, other than certain information relating to Sprint Nextel.

In general, under the separation and distribution agreement, Sprint Nextel agrees to indemnify us and our representatives and affiliates against certain liabilities from third party claims to the extent relating to, arising out of or resulting from:

•	the failure of Sprint Nextel to discharge any liability of Sprint Nextel or any Sprint Nextel agreement that is not transferred to us;

•	the operation of its business (other than our business), whether before or after the distribution;

•	any untrue statement or alleged untrue statement of a material fact or material omission or alleged material omission in the registration statement with respect to the distribution, the registration statement with respect to Sprint Capital Corporation’s resale of the senior notes and the registration statement of which this prospectus is a part, in each case, only for certain information relating to Sprint Nextel.

Indemnification with respect to taxes will be governed by the tax sharing agreement.

Further Action

In the separation and distribution agreement, we and Sprint Nextel have set targets of approximately $273 million for capital expenditures, approximately $117 million for transition costs and approximately $183 million for working capital (as defined in the separation and distribution agreement) on our opening balance sheet. The capital expenditure and transition cost targets are estimates of the amounts that we expect to spend from January 1, 2006 through May 17, 2006. The working capital target is as of May 18, 2006. In each case, if the actual amount is greater than the target, we will pay Sprint Nextel the difference. Alternatively, if the actual amount is less than the target, Sprint Nextel will pay us the difference.

The separation and distribution agreement also provides that Sprint Nextel and we will cooperate to effect any contributions, assignments, transfers or assumptions not completed on the distribution date, due to approval, consent or other issues, as promptly as practicable following that date.

Access to Information

Generally, subject to applicable confidentiality provisions and other restrictions, we and Sprint Nextel will each give the other any information in that company’s possession that the requesting party reasonably needs (1) to comply with requirements imposed on the requesting party by a governmental authority, (2) for use in any proceeding to satisfy audit, accounting, insurance claims, regulatory, litigation or other similar requirements, or (3) to comply with its obligations under the separation and distribution agreement or the ancillary agreements.

Representations and Warranties

In the separation and distribution agreement, we and Sprint Nextel make customary representations and warranties only with respect to our capacity to enter into and the validity and enforceability of the separation and distribution agreement and the ancillary agreements. In general, we will take the assets and liabilities allocated to us “as is, where is” and bear the economic risk relating to conveyance of, title to or the assumptions of those assets and liabilities.

Termination

The separation and distribution agreement may be terminated at any time before the distribution by Sprint Nextel, in its sole discretion. In the event of the termination of the separation and distribution agreement, neither party will have any further liability to the other party.

Transition Services Agreements

We have entered into transition services agreements with Sprint Nextel under which we and Sprint Nextel will provide certain specified services to the other on an interim basis. Among the principal services to be provided by Sprint Nextel to us are:

•	customer bill printing and mailing services;

•	information technology application and support services;

•	data center services; and

•	employee human resources helpdesk services (including the employee solutions network).

Among the principal services to be provided by us to Sprint Nextel are:

•	billing support services for Sprint Nextel local products (e.g., cable and VoIP);

•	field technician support for complex voice customers; and

•	information technology application services.

The services will generally be provided for up to two years following the distribution date unless a particular service is terminated pursuant to the agreement. The party receiving a service can generally terminate that service on 60 days advance notice.

We and Sprint Nextel will pay fees to each other for the services provided, which generally are intended to allow the party providing the service to recover all of its direct and indirect costs.

Generally, neither we nor Sprint Nextel will be liable to the other in connection with providing services under the transition services agreements as long as the services are performed at substantially the same service levels as the company providing the services performs for itself. In general, no party will be liable to the other under the transition services agreements for direct damages in excess of $10 million in the aggregate, unless the damages were the result of the party’s gross negligence, willful misconduct, fraud or breach of an obligation of confidentiality or of an obligation to indemnify the other in connection with a third party claim.

Tax Sharing Agreement

The tax sharing agreement will govern both our and Sprint Nextel’s rights and obligations after the distribution with respect to taxes for both pre- and post-distribution periods. Under the tax sharing agreement, we generally will be required to indemnify Sprint Nextel for any taxes attributable to our operations for all pre-distribution periods and Sprint Nextel generally will be required to indemnify us for any taxes attributable to its operations for all pre-distribution periods.

We will generally be required to indemnify Sprint Nextel against any tax resulting from the distribution if that tax results from (1) an issuance of our equity securities, a redemption of our equity securities or our involvement in other acquisitions of our equity securities (excluding the distribution in connection with the spin-off), (2) other actions or failures to act by us (such as those described in the following paragraph) or (3) any of our representations or undertakings referred to in the tax sharing agreement being incorrect or violated. Sprint Nextel will generally be required to indemnify us for any tax resulting from the distribution if that tax results from (1) Sprint Nextel’s issuance of its equity securities, redemption of its equity securities or involvement in other acquisitions of its equity securities, (2) other actions or failures to act by Sprint Nextel or (3) any of Sprint Nextel’s representations or undertakings referred to in the tax sharing agreement being incorrect or violated.

In addition, to preserve the tax-free treatment to Sprint Nextel of the distribution, for specified periods of up to 30 months following the distribution, we will be prohibited, except in specified circumstances, from:

•	issuing, redeeming or being involved in other acquisitions of our equity securities (excluding the distribution in connection with the spin-off);

•	transferring significant amounts of our assets;

•	amending our certificate of incorporation or bylaws;

•	failing to comply with the IRS requirement for a spin-off that we engage in the active conduct of a trade or business after the spin-off; or

•	engaging in other actions or transactions that could jeopardize the tax-free status of the distribution.

Though valid as between the parties, the tax sharing agreement is not binding on the IRS and does not affect the several liability of Sprint Nextel and us for all U.S. federal taxes of the consolidated group relating to periods before the distribution date.

Intellectual Property Agreements

We will enter into agreements with Sprint Nextel with regard to intellectual property. A patent agreement will govern our relationship with Sprint Nextel with respect to patents, while a software and proprietary information agreement will govern our relationship with Sprint Nextel with respect to software, copyrights, know how and other proprietary information. Trademarks will be governed by a separate trademark license agreement.

Trademark Assignment and License Agreement

The trademark assignment and license agreement with Sprint Nextel gives us ownership of certain identified marks that have traditionally been used in connection with the services and products offered by the local telecommunications division. It also gives us rights to use the Sprint name and Sprint diamond logo in the conduct of our business in a manner substantially consistent with our current use for up to 24 months after the distribution date while we transition to the new brand.

Software and Proprietary Information Agreement

The software and proprietary information agreement with Sprint Nextel gives us ownership of internally developed software, proprietary information and materials that are primarily used by us, being developed primarily for our use, are solely in our possession on the distribution date or that are specifically agreed upon by the parties. We and Sprint Nextel will each also have a perpetual license to the other’s software, proprietary information or materials that we use in our respective businesses as of the distribution date and to software, proprietary information, and materials that we possess on the distribution date, but only if the item is reasonably required for our respective businesses as we conduct them before spin-off or if we have identified them for future use in a written development plan at the time of spin-off. After five years, each party will also grant a license to the other party for other software, technical proprietary information and materials that were in the party’s possession on the distribution date and that were not the subject of a claim for unauthorized use within three years after the distribution date. To the extent that software, proprietary information or materials are subject to Sprint Nextel patents, the rights to that intellectual property will be governed under the patent agreement between the parties if there is a conflict between the patent agreement and the software and proprietary information agreement.

Patent Agreement

Under the patent agreement, we and Sprint Nextel have agreed that if an invention was conceived or reduced to practice by an employee of the Sprint Nextel local telecommunications division and the invention resulted from a development project that was primarily for the Sprint Nextel local telecommunications division, the patent, patent application or right to file a patent on that invention will be transferred to us on the distribution date. The parties have also agreed not to assert claims against each other for the business that the other company currently conducts based on their respective patent portfolios for the life of those patents, subject to certain restrictions. For example, if either party grows by acquisitions to more than twice its size at the time of the distribution, any new companies that are acquired by that party, or operations that are integrated with new acquisitions, will not have the benefit of this agreement.

With respect to new business and services offered by each party after the distribution, the parties agree they will not assert their patents against each other during the two years after the distribution. This two-year non-assert period will be terminated if a party brings a claim or counterclaim against the other party based on the patent rights of the claimant during that two-year period.

The patent agreement further provides that a party has the right to obtain a license under any of the other party’s patents. The party holding the patent will not request royalties from the party not holding the patent unless (1) the party not holding the patent is the only person infringing the patent, (2) the party holding the patent had already entered into an arms length license arrangement with another third party under the same patent, or (3) it is five years after the distribution date. If the party holding the patent has granted a license under the patent to a similarly situated company, the party not holding the patent has the right to a license under the patent on terms no less favorable than those contained in the license to the similarly situated company. Otherwise, the parties will negotiate a license on commercially reasonable terms. If the parties cannot reach agreement on the need for or terms of a license agreement, that dispute will be resolved by binding arbitration during the first eight years of the agreement or by judicial or arbitral resolution after that time.

The Sprint Nextel patents covered by the patent agreement include patents owned by Sprint Nextel at the time of the distribution, or patents that issue from patent applications or patentable inventions owned by Sprint Nextel at the time of the distribution and exclude any patents or patent applications that are based on inventions that were conceived or reduced to practice before August 12, 2005 by employees or contractors of Nextel Communications Inc. or its subsidiaries.

If a party undergoes a change of control, and there is a functional integration of that party’s operations with a third party, then the party will lose the benefits of some or all of the patent agreement. The benefits of that agreement also do not extend to any new parent company or any companies under common control. The benefits of the agreement would continue to apply to divested assets of a party only if the divested operations or assets are isolated from the other members of the corporate group making the acquisition and only if the business is conducted in substantially the same manner and in substantially the same geographic region that it was conducted before the divestiture.

Employee Matters Agreement

Our employees immediately following the distribution will, as a general rule, continue to participate in employee benefit plans, which will provide substantially comparable benefits as those provided to those employees under Sprint Nextel’s employee benefit plans before the distribution, and the employee matters agreement will provide (where, and to the extent, appropriate) for the transfer of assets and liabilities from those Sprint Nextel employee benefit plans to our corresponding employee benefit plans. A wide range of plans will be subject to the employee matters agreement, including on the one hand our broad-based plans such as our pension plan, our 401(k) plan, our group health plan, and our flexible benefits plan and on the other hand our plans in which participation will be limited to our executives. The employee matters agreement also will provide rules (where appropriate) for granting credit under our plan for service credited under the corresponding Sprint Nextel plan, for granting credit under our plan for contributions made under the corresponding Sprint Nextel plan and for granting credit under our group health plan for co-payments made and deductible requirements satisfied under the corresponding Sprint Nextel group health plan. Finally, the employee matters agreement provides rules for converting options granted under Sprint Nextel’s equity compensation programs to purchase Sprint Nextel common stock which are held by our employees into options to purchase our common stock, rules for the issuance of our common stock to holders of restricted stock awards of Sprint Nextel common stock issued under Sprint Nextel’s equity compensation programs and rules for the issuance of RSUs which reflect shares of our common stock to holders of RSUs issued under certain Sprint Nextel equity compensation programs which reflect shares of Sprint Nextel common stock.

DESCRIPTION OF THE RESTRICTED STOCK AND RSUs

Overview

In connection with the spin-off, holders of Sprint Nextel restricted stock or RSUs will receive our restricted stock or RSUs, as applicable, based on their holdings of Sprint Nextel restricted stock or RSUs. The current and former Sprint Nextel employees receiving the restricted stock and RSUs covered by this prospectus will continue to hold their Sprint Nextel restricted stock or RSUs after the spin-off. The Embarq restricted stock and RSUs will be subject to or issued under our equity plan. Sprint Nextel will distribute Embarq restricted stock to the holders of shares of Sprint Nextel restricted stock. The Embarq restricted stock issued to current and former Sprint Nextel employees who will not become Embarq employees at the spin-off will be subject to the terms and conditions of the Restricted Stock Spin-off Adjustment Program, which is part of our equity plan. We will issue our RSUs directly to the holders of Sprint Nextel RSUs. The Embarq RSUs issued to current and former Sprint Nextel employees who will not become Embarq employees at the spin-off will be subject to the terms and conditions of the RSU Spin-off Adjustment Program, which is also part of our equity plan. Our equity plan, together with the Restricted Stock Spin-off Adjustment Program and the RSU Spin-off Adjustment Program, which we refer to collectively as the adjustment programs, has been filed as an exhibit to the registration statement of which this prospectus is a part.

The Restricted Stock and RSU Spin-off Adjustment Programs

Before the distribution, our board of directors and our sole stockholder, Sprint Nextel, will approve our equity plan, including the adjustment programs. Shares of our common stock that are subject to or issued under the adjustment programs are subject to the terms of the employee matters agreement described in “Agreements with Sprint Nextel—Employee Matters Agreement.”

Generally, our Compensation Committee or one of its subcommittees will administer our equity plan. A maximum of 302,500 shares of our common stock will be issued under the adjustment programs, subject to adjustment as provided in our equity plan. Our equity plan is not subject to any provisions of ERISA.

The adjustment programs relate solely to those holders of Sprint Nextel restricted stock or Sprint Nextel RSUs who do not become our employees or employees of one of our subsidiaries at the spin-off. No other awards will be granted under the adjustment programs.

All awards of Embarq restricted stock and Embarq RSUs subject to the adjustment programs will have substantially the same terms and conditions as the Sprint Nextel restricted stock and RSUs. The terms and conditions of the Sprint Nextel restricted stock and RSUs are expressed in the award agreements and in the Sprint Corporation 1997 Long-Term Stock Incentive Program, which we refer to as Sprint 1997 LTIP. The following is a general summary of those terms and conditions. This summary does not purport to be complete and is subject to, and qualified by, reference to the provisions of our equity plan, as well as any terms and conditions in any applicable award agreement.

In the event of any merger, reorganization, consolidation, recapitalization, stock dividend, spin-off or other change in the corporate structure affecting our shares, the Embarq restricted stock and RSU awards will be adjusted further in accordance with our equity plan and in a manner determined appropriate by the Compensation Committee.

Our board may amend or discontinue our equity plan at any time. Our board may not, however, amend or discontinue our equity plan in a manner that has a material adverse effect on a holder’s Embarq restricted stock or RSU awards without the holder’s consent.

General Terms and Conditions Applicable to Embarq Restricted Stock

The Embarq restricted stock covered by the adjustment program consists of shares of our common stock that will be distributed in connection with the spin-off by Sprint Nextel to holders of Sprint Nextel restricted stock.

This Embarq restricted stock is generally subject to the same terms and conditions as the Sprint Nextel restricted stock with respect to which it is distributed, and consequently is subject to forfeiture if the holder fails to remain employed by Sprint Nextel or its subsidiaries for a stated restriction period after the issuance of the shares. During the restriction period, the holder is generally prohibited from selling or otherwise transferring ownership of the Embarq restricted stock, subject to exceptions for transfers to certain grantor trusts.

Standard Terms

Unless a particular award agreement provides otherwise, the following are the standard terms and conditions of the Embarq restricted stock:

•	The grant date of Embarq restricted stock will be deemed to be the date the corresponding Sprint Nextel restricted stock was granted.

•	The vesting date of the Embarq restricted stock will be the vesting date of the corresponding Sprint Nextel restricted stock. The vesting of the Embarq restricted stock will accelerate only if the vesting of the Sprint Nextel restricted stock is accelerated.

•	If cash dividends are paid on our common stock, a holder of Embarq restricted stock on the dividend record date will receive the cash dividend on the dividend payment date.

•	If non-cash dividends are paid on our common stock, and the holder holds the Embarq restricted stock on the dividend record date, the vesting date of the non-cash dividend will be the same as the vesting date of the Embarq restricted stock to which the non-cash dividend was attributable.

•	On the vesting of any Embarq restricted stock, Sprint Nextel will require the holder to satisfy any Federal Insurance Contributions Act, or FICA, Medicare or any other required tax withholding through payment in cash or other means permitted by Sprint Nextel.

•	With respect to the acceleration of the vesting of Sprint Nextel restricted stock under the standard terms of the Sprint Nextel 1997 LTIP:

•	Sprint Nextel restricted stock vests immediately after the holder’s termination of service if the reason for termination was the holder’s death or total disability;

•	Sprint Nextel restricted stock granted to employees vests immediately after the date on which the employee attains age 65; and

•	Sprint Nextel restricted stock vests under certain circumstances in connection with a change of control of Sprint Nextel.

Possibility of Forfeiture

Embarq restricted stock will be forfeited if and when the corresponding Sprint Nextel restricted stock is forfeited pursuant to the Sprint 1997 LTIP and the applicable award agreement. Therefore, unless the holder’s award agreement provides otherwise, if the holder’s employment with Sprint Nextel is terminated before the end of the restriction period, the Sprint Nextel restricted stock (and consequently the Embarq restricted stock) may be forfeited.

Unless a holder’s award agreement provides otherwise, a holder’s unvested Embarq restricted stock will automatically be forfeited if the holder becomes associated with, employed by, renders services to, or owns any significant interest in, any business in competition with Sprint Nextel and its subsidiaries. By accepting a job offer with a competitor of Sprint Nextel, the holder is deemed to have become associated with the competitor even before beginning employment there.

General Terms and Conditions Applicable to Embarq RSUs

An Embarq RSU covered by the adjustment program represents the right of a holder of Sprint Nextel RSUs to receive from us one share of our common stock at a particular date in the future. We refer to this future date as the delivery date. A holder’s right to receive a share of our common stock under an Embarq RSU is a contractual right between the holder and us and does not give the holder a preferred claim to any of our assets or shares. In the event of our bankruptcy, the holder would be treated as a general unsecured creditor. Embarq RSU awards generally are not assignable or transferable by an individual other than by will or by the laws of descent and distribution, except as otherwise provided in individual award agreements.

Standard Terms

Unless a particular award agreement provides otherwise, the following are the standard terms and conditions of the Embarq RSUs:

•	The grant date of Embarq RSUs will be deemed to be the date the corresponding Sprint Nextel RSUs were granted.

•	Generally, Embarq RSUs will not vest before the first anniversary of the grant date.

•	The vesting date of the Embarq RSUs will be the vesting date of the corresponding Sprint Nextel RSUs. The vesting of Embarq RSUs will accelerate only if the vesting of the corresponding Sprint Nextel RSUs is accelerated.

•	We will deliver the shares of our common stock with respect to the Embarq RSUs on the delivery date the holder elected with respect to the corresponding Sprint Nextel RSUs. This delivery date may be on or after the vesting date of the corresponding Sprint Nextel RSUs. If the holder did not make an election with respect to the corresponding Sprint Nextel RSUs, we will deliver the shares of our common stock underlying the Embarq RSUs on the vesting date.

•	A holder of Embarq RSUs may extend the delivery date of the underlying shares by making an election at least 13 months before the then scheduled delivery date, provided that the election extends the delivery date by a minimum of five years from the date the underlying shares would otherwise have been delivered.

•	If cash dividends are paid on the shares of our common stock underlying the Embarq RSUs, a holder of the Embarq RSUs on the dividend record date will receive on the dividend payment date a cash payment equal to the amount of the dividend paid.

•	If non-cash dividends are paid on the shares of our common stock underlying the Embarq RSUs, and the holder holds the Embarq RSUs on the dividend record date, the vesting and delivery dates of the non-cash dividend will be the same as the vesting and delivery dates for the Embarq RSUs.

•	On the delivery date of any shares of our common stock underlying an Embarq RSU, Sprint Nextel will require the holder to satisfy any FICA, Medicare or any other required tax withholding through payment in cash or other means permitted by Sprint Nextel.

•	With respect to the acceleration of the vesting of Sprint Nextel RSUs under the standard terms of the Sprint 1997 LTIP:

•	Sprint Nextel RSUs vest immediately after the holder’s termination of employment with Sprint Nextel if the reason for the termination was the holder’s death or total disability;

•	Sprint Nextel RSUs granted to employees vest immediately after (1) if the Sprint Nextel RSUs have been outstanding for at least one year, the date on which the employee attains age 65, or (2) the first anniversary of the grant date of the Sprint Nextel RSUs if the holder is age 65 or older on that anniversary date;

•	Sprint Nextel RSUs granted to members of Sprint Nextel’s board of directors vest immediately if (1) the director fails to be elected or fails to be re-nominated to Sprint Nextel’s board, or (2) when the director reaches mandatory retirement (the annual meeting closest to the director’s 70th birthday), or when the director reaches his or her term limit under Sprint Nextel’s corporate governance guidelines, if earlier; and

•	Sprint Nextel RSUs vest under certain circumstances in connection with a change of control of Sprint Nextel.

Possibility of Forfeiture

Embarq RSUs will be forfeited if and when the Sprint Nextel RSUs are forfeited pursuant to the Sprint 1997 LTIP and the applicable award agreement. Therefore, unless the holder’s award agreement provides otherwise, if the holder’s employment with Sprint Nextel is terminated either voluntarily, or involuntarily before the end of the restriction period, the Sprint Nextel RSUs (and consequently the Embarq RSUs) may be forfeited.

Unless a holder’s award agreement provides otherwise, a holder’s unvested Embarq RSUs will be automatically forfeited if the holder becomes associated with, employed by, renders services to, or owns any significant interest in, any business in competition with Sprint Nextel and its subsidiaries. By accepting a job offer with a competitor of Sprint Nextel, the holder is deemed to have become associated with the competitor even before beginning employment there.

Federal Tax Consequences of Embarq Restricted Stock and Embarq RSUs

The following discussion is a summary description of the U.S. federal income tax consequences of the Embarq restricted stock and Embarq RSUs described in this prospectus and of the delivery of shares of our common stock to a holder upon the vesting of Embarq restricted stock or Embarq RSUs. This discussion, which is based on current law, is not intended to be a complete statement of the federal income tax consequences of participation in our equity plan. In addition, awards of Embarq restricted stock and Embarq RSUs under our equity plan and the delivery of shares of our common stock to a holder upon the vesting of Embarq restricted stock and Embarq RSUs also may have foreign, state, local and other tax consequences. Because the tax laws are complex and individual circumstances vary, holders of Embarq restricted stock and Embarq RSUs should consult their tax advisors regarding the tax consequences of the Embarq restricted stock and Embarq RSUs. Different rules may apply for employees who are on foreign assignment or who are not U.S. citizens.

Tax Consequences to the Holder upon Receipt

The recognition of income from an award of Embarq restricted stock for federal income tax purposes depends on the restrictions imposed on the shares. Generally, taxation will be deferred until the first taxable year in which shares of our common stock are no longer subject to substantial risk of forfeiture or are freely transferable. At the time the restrictions lapse, the holder will recognize ordinary income equal to the then fair market value of the shares.

A holder’s receipt of Embarq RSUs at the time of the distribution will not result in the holder recognizing taxable income under the federal income tax laws. An election under Section 83(b) of the Code to recognize income on the grant date is not available for Embarq RSUs.

If a holder forfeits Embarq RSUs, he or she is not entitled to a deduction and recognizes neither taxable income nor loss under the federal income tax laws.

Tax Consequences to the Holder upon Delivery of the Shares Underlying Embarq RSUs

The value of the shares of our common stock underlying the Embarq RSUs will be included in the holder’s taxable income on the delivery date of the underlying shares. The fair market value of the shares on that date will be treated as compensation and will be subject to federal and applicable state and local income tax withholding requirements. The value of our common stock underlying the RSU on that date also will be subject to FICA and Medicare tax withholding.

The amount of compensation income a holder recognizes on the delivery date of the shares of common stock underlying the Embarq RSUs becomes the holder’s tax basis in the stock. The holding period for purposes of determining whether a subsequent sale of the shares results in short term or long-term capital gain or loss begins on the delivery date.

Tax Treatment of Cash Payments

The cash payments a holder receives equal to the amount of the dividend paid on any Embarq restricted stock or shares of stock underlying any Embarq RSUs will be treated as compensation subject to payroll tax withholding.

Tax Consequences to Sprint Nextel

Subject to certain limitations, and pursuant to the employee matters agreement, on the delivery date of shares of our common stock pursuant to the vesting of an Embarq RSU or upon the lapse of all restrictions on Embarq restricted stock, Sprint Nextel will be entitled to a tax deduction equal to the value of our common stock delivered pursuant to the Embarq RSU or the value of our common stock that becomes unrestricted on that date.

DESCRIPTION OF OUR CAPITAL STOCK

We have summarized below the material terms of our capital stock that are expected to be in effect following the distribution. You are encouraged to read our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part, for greater detail on the provisions that may be important to you.

Common Stock

Authorized Shares

We are authorized to issue up to 1,250,000,000 shares of common stock.

Voting Rights

Each outstanding share of our common stock will be entitled to one vote per share on each matter to be voted on by the holders of our common stock. The holders of our common stock will not be entitled to cumulative voting of their shares in elections of directors.

Dividends

Subject to the prior dividend rights of holders of any shares of preferred stock, holders of shares of our common stock will be entitled to receive dividends as declared by our board of directors out of funds that are legally available for that purpose.

Liquidation Rights

If our company is liquidated, dissolved or wound up, the prior rights of creditors and the aggregate liquidation preference of any preferred stock then outstanding will be satisfied first. The holders of our common stock will be entitled to share in our remaining assets on a pro rata basis.

Preemptive Rights

No holder of shares of our common stock or any security convertible into our common stock will have any preemptive right to acquire shares of our common stock.

Redemption of Shares Held By Aliens

Our certificate of incorporation permits, by action of the board of directors, the redemption of shares of our common stock held by aliens if necessary to comply with the foreign ownership limitations set forth in Section 310 of the Communications Act of 1934, as amended. Our common stock held by aliens may be redeemed at a price equal to the market price (i.e., the closing price on the previous trading day) of the shares on the third business day before mailing the notice of redemption, except that the redemption price with respect to shares of our common stock purchased by any alien within one year of the redemption date may not, unless otherwise determined by our board of directors, exceed the purchase price paid for those shares by the alien.

The redemption price may be paid in cash, with debt or equity securities of our company or our subsidiaries, or with any combination of those securities or any combination of cash and those securities.

If less than all of the shares of common stock held by aliens are to be redeemed, the shares to be redeemed will be selected in a manner as determined by board of directors, which may include selection first of the most recently purchased shares, selection by lot or selection in any other manner determined by the board of directors to be equitable.

We will give written notice of the redemption at least 30 days before the redemption date to the record holders of the shares selected to be redeemed, except that the redemption date may be the date on which notice is given if the cash or redemption securities necessary to effect the redemption have been deposited in trust for the benefit of record holders and are subject to immediate withdrawal by them when they surrender their stock certificates.

Record Holders

Immediately following the distribution, we expect to have approximately 65,000 holders of record of shares of our common stock, based on the number of record holders of Sprint Nextel common stock on March 31, 2006.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is UMB Bank, n.a., Kansas City, Missouri.

Anti-Takeover Provisions

Vote Required for Certain Business Combinations. Our certificate of incorporation requires that certain business combinations initiated by a beneficial owner of 10% or more of our common stock, together with its affiliates and associates (collectively an “interested stockholder”), must be approved by the holders of 75% of our outstanding common stock, unless (1) approved by a majority of continuing directors at a meeting of directors at which at least two-thirds of the continuing directors are present, or (2) the consideration received by our stockholders in the business combination is not less than the highest price per share paid by the interested stockholder for its shares. The types of business combinations covered by this provision will include:

•	a merger or consolidation with an interested stockholder;

•	a sale or other disposition of assets with a fair market value of $10 million or more to or with an interested stockholder;

•	the issuance or transfer of our securities with an aggregate fair market value of $10 million or more to an interested stockholder;

•	the adoption of a plan or proposal for the liquidation or dissolution of our company proposed by an interested stockholder; or

•	a reclassification of securities or recapitalization of our company or other transaction that has the effect of increasing the proportionate share of our equity or convertible securities owned directly or indirectly by the interested stockholder.

In order to qualify as a continuing director, a director cannot be affiliated with the interested stockholder and must have been a director before the time the interested stockholder became an interested stockholder (or be a successor director recommended by a majority of the continuing directors).

Notice Provisions Relating to Stockholder Proposals and Nominees. Our bylaws require stockholders to give us advance written notice of a proposal or director nomination in order to have the proposal or the nominee considered at an annual meeting of stockholders. The notice must usually be given not less than 120 days and not more than 150 days before the first anniversary of the date on which proxy materials for the preceding year’s annual meeting were mailed. Under our bylaws, a special meeting of stockholders may be called only by the board of directors.

Delaware Anti-takeover Law. Following the distribution, we will be subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years before the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for shares of our common stock.

Preferred Stock

Preferred stock may be issued by us from time to time in one or more series, each of which is to have the voting powers, designation, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions as are stated in our certificate of incorporation or in resolutions adopted by our board of directors. We are authorized to issue up to 200,000,000 shares of preferred stock.

The board of directors will have the authority to create one or more series of preferred stock and, with respect to each series, to fix or alter as permitted by law:

•	the number of shares and the distinctive designation of the series;

•	the dividend rights;

•	any redemption rights, terms and prices;

•	the rights, terms and prices, if any, by which the shares may be convertible into, or exchangeable for, other shares;

•	the voting power, if any; and

•	any other terms, conditions, special rights and protective provisions.

PLAN OF DISTRIBUTION

In connection with the spin-off, all employees of Sprint Nextel, Embarq and the companies’ respective subsidiaries who hold Sprint Nextel restricted stock or RSUs will receive our restricted stock or RSUs in respect of their Sprint Nextel restricted stock or RSUs. The current and former Sprint Nextel employees receiving the restricted stock and RSUs covered by this prospectus will continue to hold their Sprint Nextel restricted stock or RSUs after the spin-off. Sprint Nextel will distribute Embarq restricted stock to the holders of Sprint Nextel restricted stock. The Embarq restricted stock will be subject to the terms and conditions of the Restricted Stock Spin-off Adjustment Program, which is part of our 2006 Equity Plan. We will issue the Embarq RSUs directly to the holders of Sprint Nextel RSUs. Upon the settlement of Embarq RSUs, we will issue shares of our common stock to holders of Embarq RSUs in accordance with the terms and conditions of the RSU Spin-off Adjustment Program, which is also part of our 2006 Equity Plan. For further discussion, see “Description of Restricted Stock and the RSUs.”

The registration statement of which this prospectus is a part covers only (1) restricted stock to be issued to individuals who are current or former Sprint Nextel employees and who will not become Embarq employees at the spin-off and (2) RSUs to be issued to individuals who are current or former Sprint Nextel employees and who will not become Embarq employees at the spin-off and shares of our common stock that may be delivered in settlement of these RSUs.

LEGAL MATTERS

The validity of the securities issued under this prospectus will be passed upon for us by King & Spalding LLP, New York, New York.

EXPERTS

Our combined balance sheets as of December 31, 2005 and 2004, and the related combined statements of operations, cash flows and business equity and comprehensive income (loss) for the years ended December 31, 2005, 2004 and 2003 and financial statement schedule, included in this prospectus, have been audited by KPMG LLP, our independent registered public accounting firm. Such combined financial statements and financial statement schedule have been so included in reliance on the report of such independent registered public accounting firm given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC with respect to the issuance of the securities contemplated by this prospectus. This prospectus is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to our company and our common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this prospectus relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Information contained on any website referenced in this prospectus is not incorporated by reference into this prospectus or the registration statement of which this prospectus is a part.

After the distribution, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC. Our future filings will be available from the SEC as described above.

We will make available free of charge most of our future SEC filings through our Internet website (www.embarq.com) as soon as reasonably practicable after we electronically file these materials with the SEC. You will be able to access these future SEC filings on our website. You may also request a copy of our future SEC filings at no cost, by writing or telephoning us at:

5454 West 110th Street

Overland Park, Kansas 66211

(866) 591-1964

Attn: Corporate Secretary

We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this prospectus.

Report of Independent Registered Public Accounting Firm

The Board of Directors

Sprint Nextel Corporation:

We have audited the accompanying combined balance sheets of Embarq Corporation (formerly referred to as the New Local Company) (the “Company”) as of December 31, 2005 and 2004, and the related combined statements of operations, cash flows and business equity and comprehensive income (loss) for the years ended December 31, 2005, 2004 and 2003. In connection with our audits of the combined financial statements, we also have audited the financial statement schedule, Schedule II-Combined Valuation and Qualifying Accounts. These combined financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Embarq Corporation as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years ended December 31, 2005, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/    KPMG LLP

Kansas City, Missouri

March 10, 2006

EMBARQ CORPORATION (formerly referred to as the New Local Company)

COMBINED STATEMENTS OF OPERATIONS

(in millions, except per share amounts)

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Net Operating Revenues	$6,254	$6,139	$6,159

Operating Expenses
Costs of services and products	2,306	2,135	2,137
Selling, general and administrative	1,338	1,402	1,389
Depreciation and amortization	979	972	992
Restructuring and asset impairments	79	40	25

Total operating expenses	4,702	4,549	4,543

Operating Income	1,552	1,590	1,616

Interest expense	(83)	(102)	(116)
Premium on early retirement of debt	—	—	(5)
Other income (expense), net	3	(2)	(6)

Income from continuing operations before income taxes	1,472	1,486	1,489
Income tax expense	(578)	(569)	(569)

Income from Continuing Operations	894	917	920

Discontinued operations, net	—	—	376
Cumulative effect of change in accounting principle, net	(16)	—	258

Net Income	$878	$917	$1,554

Pro forma income per common share (unaudited) (Note 1)
Basic	$5.89
Diluted	$5.85

See accompanying Notes to Combined Financial Statements.

EMBARQ CORPORATION (formerly referred to as the New Local Company)

COMBINED BALANCE SHEETS

	Pro forma (unaudited) December 31, 2005	December 31, 2005	December 31, 2004
	(Note 1)	(millions)
Assets
Current assets
Cash and equivalents	$103	$103	$113
Accounts receivable, net of allowance for doubtful accounts of $57 and $61	660	660	636
Inventories	174	174	166
Deferred tax assets	22	22	26
Other deferred charges	55	55	60
Other assets	58	58	53

Total current assets	1,072	1,072	1,054

Gross property, plant and equipment	19,784	19,784	19,470
Accumulated depreciation	(11,980)	(11,980)	(11,493)

Net property, plant and equipment	7,804	7,804	7,977

Goodwill	27	27	27
Prepaid pension asset	219	219	157
Other assets	99	99	114

Total	$9,221	$9,221	$9,329

See accompanying Notes to Combined Financial Statements.

EMBARQ CORPORATION (formerly referred to as the New Local Company)

COMBINED BALANCE SHEETS (continued)

(in millions, except per share amounts)

	Pro forma (unaudited) December 31, 2005	December 31, 2005	December 31, 2004
	(Note 1)
Liabilities and Business Equity
Current liabilities
Current maturities of long-term debt	$2	$2	$115
Accounts payable	528	528	411
Accrued taxes	104	104	110
Advance billings	160	160	153
Accrued restructuring costs	—	—	15
Payroll and employee benefits	118	118	118
Deferred revenue	55	55	60
Accrued interest	35	35	38
Other	82	82	64

Total current liabilities	1,084	1,084	1,084

Noncurrent liabilities
Long-term debt	7,708	1,123	1,125
Deferred income taxes	1,290	1,290	1,269
Net postretirement and other benefit obligations	793	793	834
Other	79	79	57

Total noncurrent liabilities	9,870	3,285	3,285

Total business equity	—	4,852	4,960

Pro Forma Stockholders’ Equity
Common stock, $.01 par value, 1,250 shares authorized, 149 shares issued and outstanding	1	—	—
Additional paid in capital	(1,209)	—	—
Retained earnings	—	—	—
Accumulated other comprehensive loss	(525)	—	—

Total stockholders’ equity	(1,733)	—	—

Total	$9,221	$9,221	$9,329

See accompanying Notes to Combined Financial Statements.

EMBARQ CORPORATION (formerly referred to as the New Local Company)

COMBINED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
	(millions)
Operating Activities

Net income	$878	$917	$1,554
Adjustments to reconcile net income to net cash provided by operating activities:
Discontinued operations, net	—	—	(376)
Cumulative effect of change in accounting principle, net	16	—	(258)
Depreciation and amortization	979	972	992
Deferred income taxes	33	172	254
Net changes related to discontinued operations	—	—	(271)
Changes in operating assets and liabilities:
Accounts receivable, net	(24)	(11)	40
Inventories and other current assets	(14)	90	(80)
Accounts payable and other current liabilities	93	(7)	50
Noncurrent assets and liabilities, net	(80)	(62)	(120)
Other, net	23	(7)	19

Net cash provided by operating activities	1,904	2,064	1,804

Investing Activities

Capital expenditures	(828)	(975)	(1,118)
Proceeds from divestiture of directory business	—	—	647
Other, net	12	13	19

Net cash used by investing activities	(816)	(962)	(452)

Financing Activities

Payments on debt	(115)	(152)	(247)
Changes in short-term borrowings	—	—	(393)
Dividends paid to Sprint Nextel	(983)	(865)	(683)
Other, net	—	—	(4)

Net cash used by financing activities	(1,098)	(1,017)	(1,327)

(Decrease) increase in Cash and Equivalents	(10)	85	25
Cash and Equivalents at Beginning of Period	113	28	3

Cash and Equivalents at End of Period	$103	$113	$28

Supplemental Cash Flow Information
Cash paid for interest, net of amount capitalized	$86	$109	$121
Cash paid to Sprint Nextel for income taxes	$549	$408	$564

See accompanying Notes to Combined Financial Statements.

EMBARQ CORPORATION (formerly referred to as the New Local Company)

COMBINED STATEMENTS OF BUSINESS EQUITY AND

COMPREHENSIVE INCOME (LOSS)

	Business Equity	Accumulated Other Comprehensive Income (Loss)		Total Business Equity
		Unrealized Gain (Loss) on Investments, Net of Tax	Additional Minimum Pension Liability, Net of Tax
	(millions)
January 1, 2003 balance	$4,559	$6	$(561)	$4,004
Changes other than transactions with equity owners:
Net income	1,554	—	—	1,554
Net unrealized holding loss on securities, net of tax	—	(1)	—	(1)
Net reclassification adjustment for gains included in net income, net of tax	—	(4)	—	(4)
Net minimum pension liability adjustment, net of tax	—	—	19	19

Total changes other than transactions with equity owners	1,554	(5)	19	1,568
Dividends paid to Sprint Nextel	(683)	—	—	(683)

December 31, 2003 balance	5,430	1	(542)	4,889
Changes other than transactions with equity owners:
Net income	917	—	—	917
Reclassification adjustment for gains included in net income, net of tax	—	(1)	—	(1)
Net minimum pension liability adjustment, net of tax	—	—	20	20

Total changes other than transactions with equity owners	917	(1)	20	936
Dividends paid to Sprint Nextel	(865)	—	—	(865)

December 31, 2004 balance	5,482	—	(522)	4,960
Changes other than transactions with equity owners:
Net income	878	—	—	878
Cash flow hedging derivatives, net of tax	—	(9)	—	(9)
Net minimum pension liability adjustment, net of tax	—	—	6	6

Total changes other than transactions with equity owners	878	(9)	6	875
Dividends paid to Sprint Nextel	(983)	—	—	(983)

December 31, 2005 balance	$5,377	$(9)	$(516)	$4,852

See accompanying Notes to Combined Financial Statements.

EMBARQ CORPORATION (formerly referred to as the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Formation of the Entity and Nature of Operations

In December 2004, Sprint Nextel Corporation, or Sprint Nextel, formerly Sprint Corporation, announced its intention to separate its local communications business, including consumer, business and wholesale operations from its other businesses and then distribute the equity to the Sprint Nextel stockholders in a transaction that is expected to be tax free. On February 1, 2006, the local communications business, including wholesale product distribution, formerly referred to as the New Local Company, announced its new name Embarq Corporation (Embarq).

Embarq consists mainly of regulated incumbent local phone companies operating in 18 states. Embarq provides local voice and data services, including high-speed Internet, for customers within its local service territories. Embarq also provides access to its local network and other wholesale communications services for other carriers, sales of communications equipment, and other services to residential and business customers. Embarq also provides wireless, video and nationwide long distance services to customers within its local service territories through agency relationships.

As of December 31, 2005, Embarq had approximately 14,500 active employees. Approximately 7,000 of these employees (48%) were represented by unions which are subject to collective bargaining agreements. Embarq expects to have approximately 20,000 employees at the time of the spin-off. This expected increase is primarily the result of the transfer of Sprint Nextel employees, who perform corporate headquarters functions, to Embarq, as well as some external hiring.

Basis of Presentation

Embarq is presenting the Combined Balance Sheets as of December 31, 2005 and 2004. The Combined Statements of Operations, Combined Statements of Cash Flows, and the Combined Statements of Business Equity and Comprehensive Income (Loss) are presented for the years ended December 31, 2005, 2004 and 2003.

Embarq’s combined financial statements were prepared using the specific financial accounting records of the entities which comprise the local communications business, including wholesale product distribution, of Sprint Nextel. All entities included in Embarq are under Sprint Nextel’s common control. There are no minority interests. These combined financial statements have been presented using the historical results of operations and historical basis of assets and liabilities of these businesses. All intercompany transactions between these combined entities have been eliminated.

The combined financial statements are prepared using accounting principles generally accepted in the United States. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates. Additionally, the assets and liabilities included in Embarq combined financial statements herein may differ from the separated company upon completion of the distribution of the equity to the Sprint Nextel stockholders based on the specific definitive agreements signed between Sprint Nextel and Embarq. Embarq management believes that all historical costs of operations have been reflected in the combined financial statements.

Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no effect on the results of operations or total business equity as previously reported.

Unaudited Pro Forma Information

Earnings per share.    Pro forma earnings per share was calculated assuming the separation and distribution transaction had occurred on January 1, 2005 and a distribution ratio of one share of our common stock for every 20 shares of Sprint Nextel common stock outstanding at March 31, 2006.

EMBARQ CORPORATION (formerly referred to as the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The number of shares used to compute pro forma basic earnings per share was the number of shares of common stock assumed outstanding at the distribution date, or 149 million shares.

The number of shares used to compute pro forma fully diluted earnings per share was the number of shares of common stock assumed outstanding at the distribution date adjusted for potentially dilutive common shares. Options to purchase 18 million shares of Sprint Nextel common stock held by our employees will be converted in connection with the spin-off and result in fully diluted shares outstanding of 150 million. The actual number of dilutive options outstanding at distribution as well as their related intrinsic value and current market price of the shares will also be considered in determining fully diluted shares.

Pro forma balance sheet.    The pro forma balance sheet assumes the delivery to Sprint Nextel of (1) approximately 149 million shares of our common stock, (2) approximately $4.5 billion of senior notes and (3) cash proceeds of approximately $2.1 billion from borrowings under our credit facility. The pro forma balance sheet assumes this transaction occurred on December 31, 2005.

Centralized Management Systems and Allocations

Sprint Nextel uses a centralized cash management program, where Sprint Nextel advances funds to and from its subsidiaries. These advances are accounted for as a short-term deposits or borrowings and bear interest at a market rate that is substantially equal to the rate the subsidiary would be able to obtain from third parties on a short-term basis. Advance receivables with Sprint Nextel for purposes of these historical combined financial statements have been presented as “Cash and equivalents.” Advance payables with Sprint Nextel have been presented as “Short-Term Borrowings.”

Sprint Nextel provides facilities, information services, marketing and certain corporate and administrative services to its subsidiaries, including Embarq. Sprint Nextel directly assigns, where possible, related costs based on their use of these services. Where direct assignment is not possible, or practical, Sprint Nextel uses other indirect methods, including time studies and headcounts, to estimate the allocation of shared service costs to its subsidiaries. The services provided by Sprint Nextel to its subsidiaries are generally accounted for based on fully distributed costs, which Embarq believes approximates fair value. Related party payables to Sprint Nextel resulting from the allocation of shared service costs are settled approximately one month after their initial recognition. Related party payables for purposes of historical combined financial statements have been presented as “Accounts payable.”

See Note 12, Related Party Transactions for further information regarding allocations.

Income Taxes

Embarq’s operations are included in the consolidated federal income tax return and certain unitary or combined state income tax returns of Sprint Nextel. However, income taxes are calculated and provided for by Embarq on a separate tax return basis.

Embarq records deferred income taxes based on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax basis. See Note 9, Income Taxes for additional information on income taxes.

EMBARQ CORPORATION (formerly referred to as the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Revenue Recognition

Embarq recognizes operating revenues in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition. Operating revenues are recognized as services are rendered or as products are delivered to customers. Certain service activation and installation fees are deferred and amortized over the average life of the customer.

Advertising Expense

Embarq recognizes advertising expenses as incurred. These expenses include production, media and other promotional and sponsorship costs. Advertising expenses totaled $71 million, $68 million and $70 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Cash and Equivalents

Embarq utilizes Sprint Nextel’s controlled disbursement banking arrangements as part of its cash management program. Sprint Nextel borrows funds from Embarq on a short-term basis. These related party receivables bear market-rate interest and are presented as “Cash and equivalents.” Outstanding checks in excess of cash balances are included in “Accounts payable.” Embarq had sufficient funds available to fund the outstanding checks when they were presented for payment.

Allowance for Doubtful Accounts

The allowance for doubtful accounts represents the estimate of uncollectible accounts receivable, with specific allowances for accounts with known collection risks. The estimate requires management’s judgment based on historical trending, industry norms and recognition of current market indicators, which are predictive of the future economic viability of our customer base.

Inventories

Inventories consist of materials and supplies (stated at average cost) and equipment held for resale (stated at the lower of cost or market). Cost is principally determined on a first-in first-out method.

Embarq’s inventory aggregated by class was as follows:

	December 31, 2005	December 31, 2004
	(millions)
Resale inventory	$150	$139
Other inventory	24	27

Total inventory	$174	$166

Property, Plant and Equipment

Property, plant and equipment is recorded at historical cost. Embarq follows a straight line method and group method of depreciation accounting. The costs of homogeneous units of property (e.g., poles) are aggregated to form group assets that are depreciated over an average economic useful life established for each group. Estimates and assumptions are used both in establishing the average economic lives and testing for recoverability for each group. Assumptions are based on internal studies of use, industry data on lives, recognition of technological advancements and understanding of business strategy. Assumptions are reevaluated annually. Generally, changes in economic life estimates are effected through changes in the remaining

EMBARQ CORPORATION (formerly referred to as the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

depreciable lives of the applicable group assets and are considered a change in accounting estimate in accordance with Accounting Principles Board, or APB, Opinion No. 20, Accounting Changes.

As part of the annual remaining life depreciation rate update process, rates were increased for the year ended December 31, 2005. This resulted in increased depreciation expense of $10 million. The depreciation rate update for the year ended December 31, 2004 resulted in decreased depreciation expense of $31 million. For the year ended December 31, 2003, the implementation of Statement of Financial Accounting Standards, or SFAS, No. 143, Accounting for Asset Retirement Obligations eliminated the accrual for removal costs from depreciation rates. The net change in rates resulted in a $139 million decrease in depreciation including a $96 million reduction from the extension of the schedule for converting circuit switches to packet switches.

Ordinary asset retirements are charged against accumulated depreciation with no gain or loss recognized. Repair and maintenance costs are expensed as incurred, as are asset removal costs where those costs exceed cash salvage.

Property, plant and equipment is evaluated for impairment whenever indicators of impairment exist. Accounting standards require that if an impairment indicator is present, Embarq must assess whether the carrying amount of the asset is recoverable by estimating the sum of the future cash flows expected to result from the asset without interest charges. If the carrying amount is more than the recoverable amount, an impairment charge must be recognized based on the fair value of the asset.

Network assets principally consist of metallic cable and wire facilities, fiber optic cable facilities, switching equipment, conduit, poles and other central office equipment. Asset lives generally range from 3 to 30 years.

Buildings and improvements principally consist of owned general office facilities and leasehold improvements. Asset lives generally range from 5 to 30 years.

Administrative and other assets principally consist of furniture, information technology equipment and vehicles. Asset lives generally range from 3 to 15 years.

Embarq capitalizes software in accordance with American Institute of Certified Public Accountants, or AICPA, Statement of Position, or SOP, 98-1 Accounting for the Costs of Computer Software developed or obtained for Internal Use and Emerging Issues Task Force, or EITF, Issue No. 97-3 Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project that Combines Business Process Reengineering and Information Technology Transformation.

Embarq’s gross property, plant and equipment aggregated by asset type was as follows:

	December 31, 2005	December 31, 2004
	(millions)
Network assets	$18,202	$17,834
Buildings and improvements	925	912
Administrative and other assets	657	724

Gross property, plant and equipment	$19,784	$19,470

Capitalized Interest

Capitalized interest totaled $1.1 million, $1.7 million and $1.2 million for the years ended December 31, 2005, 2004 and 2003, respectively. Capitalized interest is incurred in connection with the construction of capital

EMBARQ CORPORATION (formerly referred to as the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

assets. SFAS No. 34, Capitalization of Interest Costs, requires that assets under construction incur interest cost through the payment of cash or incurrence of an interest-bearing liability in order to qualify for interest capitalization.

Derivatives

Embarq recognizes derivative instruments as either assets or liabilities in the Combined Balance Sheets and measures those instruments at fair value in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities as Amended. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss) depending on the use of the derivative and whether it qualifies for hedge accounting.

Embarq uses derivative instruments only for hedging and risk management purposes. Hedging activity may be done for the purpose of mitigating the risks associated with an asset, liability, committed transaction or probable forecasted transaction. Embarq is primarily exposed to the market risk associated with unfavorable movements in interest rates. Embarq does not enter into derivative transactions for speculative or trading purposes.

At inception and on an on-going basis, Embarq assesses whether each derivative that qualifies for hedge accounting continues to be highly effective in offsetting changes in the cash flows of the hedged item. If and when a derivative instrument is no longer expected to be highly effective, hedge accounting is discontinued. Hedge ineffectiveness, if any, is included in current period earnings.

Goodwill

Embarq accounts for goodwill in accordance with SFAS No. 142, Goodwill and Other Intangible Assets.

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in business combinations accounted for as purchases. The book value of goodwill was $27 million at December 31, 2005 and 2004 with $11 million related to acquisitions completed by Centel Corporation. The remaining $16 million is related to various other Embarq businesses. Embarq evaluates goodwill for impairment on an annual basis and whenever events or circumstances indicate that these assets may be impaired. Embarq determines impairment by comparing net assets of the reporting unit to the respective fair value. In the event the unit’s net assets exceed its fair value, an implied fair value of goodwill must be determined by assigning the unit’s fair value to each asset and liability of the unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. An impairment loss is measured by the difference between the goodwill carrying value and the implied fair value.

Restructuring Activity

In June 2002, the Financial Accounting Standards Board, or FASB, issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This standard provides accounting guidance for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). This standard revised guidance on when a liability for a cost associated with an exit or disposal activity is incurred. Sprint Nextel adopted this standard effective January 1, 2003 for restructuring activities occurring after that date.

Stock-based Compensation

Effective January 1, 2003, Sprint Nextel adopted SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and

EMBARQ CORPORATION (formerly referred to as the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Disclosure, an amendment of SFAS No. 123, using the prospective method. Upon adoption, Embarq began expensing its allocated portion of Sprint Nextel’s stock based compensation based on the fair value of stock-based compensation of all grants, modifications or settlements made on or after January 1, 2003. Allocations are based on Embarq headcount as a percent of Sprint Nextel’s total employees.

Allocated compensation costs are expensed over the vesting period of the award using the straight-line method. The amount of compensation cost recognized at any date is at least equal to the vested portion of the award.

The following table illustrates the effect on net income of allocated stock-based compensation included in net income and the effect on net income of grants issued on or before December 31, 2002, had Embarq been allocated expense from Sprint Nextel under the fair value recognition provisions of SFAS No. 123.

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
	(millions)
Net income, as reported	$878	$917	$1,554
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	31	28	10
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(35)	(38)	(33)

Pro forma net income	$874	$907	$1,531

Embarq recognized pre-tax allocated charges of $49 million, $44 million and $16 million for the years ended December 31, 2005, 2004 and 2003, respectively, related to stock-based grants issued after December 31, 2002.

As required by SFAS No. 123, in connection with the recombination of Sprint Nextel’s tracking stock in April 2004 as discussed below, Sprint Nextel accounted for the conversion of PCS stock options to FON stock options as a modification and accordingly applied stock option expensing to FON stock options resulting from the conversion of PCS stock options granted before January 1, 2003. This resulted in Embarq recognizing pre-tax non-cash allocated charges of $17 million in 2004 related to the recombination of FON common stock and PCS common stock.

In 2003, Embarq recognized pre-tax non-cash allocated charges of $5 million in connection with separation agreements between Sprint Nextel and William T. Esrey, former chairman and chief executive officer, Ronald T. LeMay, former president and chief operating officer, and J. Richard Devlin, former executive vice president—general counsel, external affairs and corporate secretary. The charges were associated with accounting for modifications which accelerated vesting and extended exercise periods of stock options granted in prior periods, as required by SFAS No. 123.

Employee Benefits

Embarq employees were covered by a number of benefit plans sponsored by Sprint Nextel. These benefits include pension plans, defined contribution savings plans, postretirement benefits associated with medical and life insurance benefits, and various stock-based compensation plans. For further discussion of these benefit plans, see Notes 7 and 8.

EMBARQ CORPORATION (formerly referred to as the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

2. Recombination of Tracking Stock

Before April 23, 2004, Sprint had two classes of common stock: PCS common stock and FON common stock. On April 23, 2004, Sprint Nextel recombined its two tracking stocks. Each share of PCS common stock automatically converted into 0.5 shares of FON common stock. As of April 23, 2004, the FON Group and the PCS Group ceased to exist, and FON common stock represented all of the operations and assets of Sprint Nextel, including Embarq. As a result of the recombination of the tracking stocks, outstanding options to purchase PCS common stock were converted into options to purchase FON common stock by multiplying the number of shares of PCS common stock underlying the options by the 0.5 conversion ratio, rounding up to the nearest whole share, and dividing the exercise price of the PCS option by the 0.5 conversion ratio.

3. Financial Instruments

Fair Value of Financial Instruments

Embarq estimates the fair value of its financial instruments using available market information and appropriate valuation methodologies. As a result, the following estimates do not necessarily represent the values Embarq could realize in a current market exchange. These amounts have not been comprehensively revalued for purposes of these combined financial statements since December 31, 2005. Therefore, estimates of fair value after the year ended December 31, 2005 may differ significantly from the amounts discussed below.

Embarq’s financial instruments mainly consisted of long-term debt with carrying amounts of $1,125 million and $1,240 million as of December 31, 2005 and December 31, 2004, respectively. Estimated fair values of the aforementioned long-term debt are $1,292 million and $1,451 million as of the same dates, respectively. The estimated fair value of Embarq’s long-term debt reflects the present value of estimated future cash flows using a discount rate based on the risks involved. The carrying value of Embarq’s other financial instruments, primarily accounts receivable, accounts payable and accrued liabilities, approximate fair value as of December 31, 2005 and 2004.

Embarq plans to issue approximately $4.5 billion of long-term debt to its parent, Sprint Nextel, at the distribution date. This debt will be priced based on the prevailing market conditions at the time of issuance. Given the historical low interest rate environment and volatility in interest rates, Embarq sought to limit its interest rate risk by entering into hedge transactions with external counterparties.

During the fourth quarter 2005, Embarq executed swaption derivative contracts for a cumulative notional amount of $600 million. These swaption contracts are designed to mitigate the interest rate variability of the first ten years’ semi-annual interest payments on the first $600 million of Embarq’s anticipated debt issuance.

Also during the fourth quarter 2005, Embarq entered into Treasury collars for a cumulative notional amount of $2.4 billion. These interest rate collars are designed to mitigate the interest rate variability of the first ten years’ semi-annual interest payments on the next $2.4 billion of Embarq’s anticipated debt issuance.

At the inception of each cash flow hedge, each hedge was tested for effectiveness in mitigating the interest rate variability risk and all were deemed effective. At December 31, 2005, Embarq tested the effectiveness of each cash flow hedge, both prospectively and retrospectively, and determined the swaption contracts were no longer effective hedges resulting in a pretax charge of $3 million and a liability of $3 million. The Treasury collars were accounted for as cash flow hedges resulting in a $1 million pretax charge for their ineffectiveness, a $9 million unrealized holding loss, net of tax, and a liability of $15 million. These liabilities have been recorded on the Combined Balance Sheets as “Other Current Liabilities.” The change in the fair value of the swaption contracts and a portion of the Treasury collars has been recorded on the Combined Statements of Operations as

EMBARQ CORPORATION (formerly referred to as the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

“Other income (expense), net.” The effective portion of the Treasury collars has been recorded on the Combined Balance Sheets and Combined Statements of Business Equity and Comprehensive Income (Loss) as a component of “Accumulated Other Comprehensive Income (Loss).

On the date the Embarq debt is issued, the hedge will be terminated, if it has not already matured, and the accumulated other comprehensive income (loss) will be amortized using the effective interest method, as interest expense over the life of the debt. As of December 31, 2005, $1 million of deferred losses on derivative instruments accumulated in other comprehensive income are expected to be reclassified to earnings during the next twelve months.

On February 3, 2006, Embarq re-designated the swaption derivative contracts with a cumulative notional amount of $600 million, which requalifies them as cash flow hedges.

Concentration of Credit Risk

Embarq’s accounts receivables are not subject to any concentrations of credit risk due to the large number of customers in Embarq’s customer base.

4. Asset Retirement Obligations

Embarq adopted SFAS No. 143, Accounting for Asset Retirement Obligations, on January 1, 2003. This standard provides accounting guidance for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction or development and (or) normal operation of those assets. According to the standard, the fair value of an asset retirement obligation, or ARO, liability should be recognized in the period in which (1) a legal obligation to retire a long-lived asset exists and (2) the fair value of the obligation based on retirement cost and settlement date is reasonably estimable. Upon initial recognition of the ARO liability, the related asset retirement cost should be capitalized, therefore increasing the carrying amount of the related long-lived asset.

Adoption of SFAS No. 143 affected the cost of removal historically recorded by Embarq. Consistent with regulatory requirements and industry practice, Embarq historically accrued costs of removal in its depreciation reserves. These costs of removal do not meet the SFAS No. 143 definition of an ARO liability. Upon adoption of SFAS No. 143, Embarq recorded a reduction in its historical depreciation reserves of approximately $420 million to remove the accumulated excess cost of removal, resulting in a cumulative effect of change in accounting principle credit, net of tax, of $258 million. The impact of this accounting change on income from continuing operations was a decrease in Embarq’s 2003 depreciation expense of approximately $40 million and an increase to 2003 expenses incurred for removal costs of approximately $20 million. Removal costs are recognized as incurred.

FASB Interpretation No. 47, or FIN 47, was issued in 2005, interpreting the application of SFAS No. 143. FIN 47 requires the recognition of a liability for legal obligations to perform an asset retirement activity in which the timing and/or method of the settlement are conditioned on a future event. Embarq adopted FIN 47 in the fourth quarter of 2005. Adoption resulted in the recognition of an ARO for environmental remediation requirements and contractual obligations for which estimated settlement dates can be determined. An ARO liability exists, but was not recognized, in situations where Embarq has been granted easements and rights-of-way by the United States government, municipalities and private landowners to route its cable facilities. Most cable facilities are buried, however, some metallic and fiber cable are above-ground on company-owned poles. Embarq also contracts with other utilities to connect cable and wire to their poles. An estimated settlement date for these obligations is indeterminate. The ARO is comprised of removal and disposal of the asbestos in

EMBARQ CORPORATION (formerly referred to as the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

company buildings, removal and environmental cleanup of fuel storage tanks used in standby power supply systems and decommissioning of leased building spaces. Upon adoption in the fourth quarter of 2005, an ARO liability of $28 million, an ARO asset of $4 million and a cumulative effect of change in accounting principle, net, of $16 million was recorded. The ARO liability has been included in “Other noncurrent liabilities” and the ARO asset has been included in “Property, plant and equipment” on the Combined Balance Sheets.

The following table illustrates the effect on Embarq’s net income and other noncurrent liabilities assuming Embarq had adopted the provisions of FIN 47 during all periods presented.

	Year ended December 31,
	2004	2003
	(millions)
Net Income
As reported	$917	$1,554
Pro forma amounts reflecting the accounting change applied retroactively	915	1,552
Other noncurrent liabilities
As reported	$57	$65
Pro forma amounts reflecting the accounting change applied retroactively	83	90

5. Restructuring and Asset Impairments

Restructuring Activity

In the 2005 fourth quarter, Sprint Nextel renegotiated a contract with one of their outsourcing providers. This renegotiation resulted in the rehiring of previously severed employees and the reversal of related severance charges. Embarq’s allocated share of the severance reversal of $5 million was reported, net of allocated severance expense.

In the 2003 fourth quarter, Sprint Nextel undertook an initiative to realign internal resources, or Organizational Realignment, to enhance Sprint Nextel’s focus on the needs and preferences of two distinct consumer types—business and individuals. This business transformation initiative is enabling Sprint Nextel to more effectively and efficiently use its asset portfolio to create customer-focused communications solutions. One of the goals of this initiative is to create a more efficient cost structure. As decisions are made to meet this specific goal, charges are recognized for severance costs associated with work force reductions.

Embarq recognized allocated and direct pretax restructuring charges related to the Organizational Realignment of $4 million, $40 million and $26 million for the years ended December 31, 2005, 2004 and 2003, respectively. Employees who provide corporate level support services to all of Sprint Nextel but are not directly supporting Embarq were also involuntarily separated and a portion of the severance costs for these individuals was allocated to Embarq. As of December 31, 2005, all planned terminations were completed.

In the 2002 fourth quarter, Sprint Nextel announced a consolidation in its Network, Information Technology, and Billing and Accounts Receivable organizations, as well as in other areas of the company, in the on-going effort to streamline operations and maintain a competitive cost structure, or One Sprint Consolidation. These decisions resulted in a $52 million (unaudited) pre-tax charge to Embarq for its allocated share of expense consisting of severance and other exit costs. Severance costs involved involuntary separations of approximately 570 employees (unaudited) supporting Embarq. Additional employees who provided corporate level support services to all of Sprint Nextel but were not directly supporting Embarq were also involuntarily separated. The charge for severance costs totaled $21 million (unaudited), and the remaining $31 million (unaudited) was accrued for other exit costs associated with the restructuring. As of December 31, 2005, all of the employee

EMBARQ CORPORATION (formerly referred to as the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

separations had been completed with the majority of severance and other exit costs paid out during 2003. In the 2003 fourth quarter, Sprint Nextel completed an analysis to reassess original estimates, and that analysis resulted in a $6 million reduction of Embarq’s share of the originally estimated charge. The remaining commitment was then reclassified as other current and non-current liabilities.

	Organizational Realignment			One Sprint Consolidation and Other Prior Activity			Total
	Real Estate and Other	Severance	Total	Real Estate and Other	Severance	Total
Liability as of January 1, 2003	$—	$—	$—	$2	$33	$35	$35
Charge	—	26	26	(9)	3	(6)	20
Payments	—	(8)	(8)	—	(21)	(21)	(29)
Adjustments	—	—	—	7	(15)	(8)	(8)

Liability as of December 31, 2003	—	18	18	—	—	—	18
Charge	1	39	40	—	—	—	40
Payments	—	(43)	(43)	—	—	—	(43)

Liability as of December 31, 2004	1	14	15	—	—	—	15
Charge	—	(1)	(1)	—	—	—	(1)
Payments	(1)	(10)	(11)	—	—	—	(11)
Adjustments	—	(3)	(3)	—	—	—	(3)

Liability as of December 31, 2005	$—	$—	$—	$—	$—	$—	$—

Impairments

In 2005, Sprint Nextel, in conjunction with Embarq’s management, terminated development and deployment of a network management software application resulting in approximately $77 million in asset impairment charges to Embarq.

In the 2003 fourth quarter, Sprint Nextel terminated deployment of its Insite video service resulting in approximately $5 million in asset impairment charges to Embarq.

6. Long-term Debt

Embarq’s long-term debt as of December 31, 2005 and 2004, respectively, was as follows:

	Maturing	December 31, 2005	December 31, 2004
		(millions)
First mortgage bonds
6.9% to 9.8%	2006 to 2025	$465	$580
Debentures
6.75% to 9.0%	2013 to 2019	200	200
Related party notes
7.5% to 7.8%	2007 to 2029	460	460

		1,125	1,240
Current maturities of long term-debt		(2)	(115)

Long-term debt		$1,123	$1,125

EMBARQ CORPORATION (formerly referred to as the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Scheduled principal payments during each of the next five years are as follows:

(millions)
2006	$2
2007	157
2008	99
2009	2
2010	257

The first mortgage bonds are secured by a significant portion of Embarq’s property, plant and equipment.

Under the most restrictive terms of Embarq’s first mortgage bond indentures, $432 million of business equity of various Embarq entities were restricted from payment of dividends as of December 31, 2005.

The related party notes were issued as part of Embarq’s ongoing financing activities as part of normal operations. There are no underlying external debt instruments held by Sprint Nextel in relation to these notes.

Embarq has a letter of credit facility for up to $11 million that is guaranteed by Sprint Nextel. At December 31, 2005, $1 million was outstanding under this facility. Any borrowings Embarq may incur are ultimately limited by certain debt covenants. Embarq was in compliance with all restrictive and financial covenants associated with its borrowings as of December 31, 2005 and 2004.

Embarq’s premium on early retirement of debt was $5 million in 2003. There were no early retirements of debt in either 2004 or 2005.

7. Employee Benefit Plans

Defined Benefit Pension Plan

Most Embarq employees are covered by a noncontributory defined benefit pension plan sponsored by Sprint Nextel. Benefits for plan participants belonging to unions are based on negotiated schedules. For non-union participants, pension benefits are based on years of service and the participants’ compensation.

Net pension costs or credits are determined for each Sprint Nextel subsidiary based on a calculation of service costs, interest on the projected benefit obligation, expected return on plan assets, and appropriate amortizations of unrecognized prior service costs, the unrecognized transition asset, and actuarial gains and losses. Embarq receives an allocated portion of the total benefits expense. As the expense is calculated based on all of Sprint Nextel’s employees, the allocated portion cannot be directly attributable to specific employees. Sprint Nextel uses a December 31 measurement date for its defined benefit pension plan.

Sprint Nextel manages these plans on a consolidated basis. Sprint Nextel employees who provide corporate level support services, but are not directly supporting Embarq, are not allocated to Embarq. Accordingly, Embarq is only allocated projected benefit obligation, accumulated benefit obligation and plan assets that can be attributed to employees who directly support Embarq. The amounts which are specifically recognized on the Combined Balance Sheets of Embarq consist of:

	As of December 31, 2005	As of December 31, 2004	As of December 31, 2003
	(millions)
Prepaid pension asset	$219	$157	$90
Intangible asset	80	87	89
Accumulated other comprehensive loss	837	852	883

Net amount recognized	$1,136	$1,096	$1,062

EMBARQ CORPORATION (formerly referred to as the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

In accordance with SFAS No. 87, Employer’s Accounting for Pensions, as of December 31, 2005, 2004 and 2003 Sprint Nextel recorded an additional minimum pension liability representing the excess of the unfunded accumulated benefit obligation over plan assets and accrued pension costs. Recognition of the additional pension liability created an intangible asset equal to the unrecognized prior service costs and a charge to equity through “Accumulated other comprehensive income (loss).” The following table sets forth these amounts as of December 31, 2005, 2004 and 2003 that were allocated by Sprint Nextel to Embarq.

	As of December 31, 2005	As of December 31, 2004	As of December 31, 2003
	(millions)
Additional minimum liability	$917	$939	$972
Intangible asset	80	87	89
Accumulated other comprehensive loss	837	852	883

The tax expense for the charge to “Accumulated other comprehensive loss” was $9 million for 2005 and $11 million for 2004 and 2003. The 2005 tax expense included a charge of $3 million which resulted from a change in state tax rates. This resulted in a net increase to “Accumulated other comprehensive income (loss)” of $6 million, $20 million and $19 million for the years ended 2005, 2004 and 2003, respectively.

Embarq recorded net pension expense of $64 million and $57 million for the years ended December 31, 2005 and 2004, respectively. For the year ended December 31, 2003 Embarq recorded a pension benefit of $10 million.

Embarq also participates in a nonqualified defined benefit plan sponsored by Sprint Nextel to provide supplemental retirement benefits for certain executives in addition to the benefits provided under the qualified pension plan. Embarq’s total allocated expense related to this plan was $2 million for each of the years ended December 31, 2005, 2004 and 2003.

Defined Contribution Plans

Embarq employees participate in defined contribution employee savings plans sponsored by Sprint Nextel. Participants may contribute portions of their pay to the plans. For union-represented employees, Sprint Nextel matches contributions based on negotiated amounts. Sprint Nextel matched contributions of non-union and certain union-represented employees in Sprint Nextel stock. Sprint Nextel may, at the discretion of its Employee Benefits Committee, provide additional matching contributions based on the performance of Sprint Nextel’s stock compared to the Dow Jones Total Market Telecom index. The matching contribution was equal to 30% of participants’ contributions up to 6% of their pay for the year ended December 31, 2005. For the year ended December 31, 2004 and the second half of the year ended December 31, 2003, the matching contribution was 25% of the participants contributions up to 6% of the participants pay. The matching contribution for the first half of 2003 was 75% of participants’ contributions up to 6% of their pay.

Embarq’s total allocated and direct contribution expense was $15 million, $21 million and $24 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Postretirement Benefits

Embarq provides postretirement benefits (principally, medical and life insurance coverage) to its employees through plans sponsored by Sprint Nextel. The Sprint Nextel plans allow eligibility to employees retiring before certain dates to benefits at no cost, or at a reduced cost. Employees retiring after certain dates are eligible for

EMBARQ CORPORATION (formerly referred to as the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

benefits on a shared-cost basis. Sprint Nextel funds the accrued costs as benefits are paid. Sprint Nextel uses a December 31 measurement date for its postretirement benefit plans.

Embarq’s net postretirement benefit costs are determined based on a calculation of service costs, interest on the accumulated postretirement benefit obligation, an appropriate amortization of unrecognized prior service costs and actuarial gains and losses. Embarq recorded a direct and allocated net postretirement benefit cost of $16 million, $33 million and $43 million for the years ended December 31, 2005, 2004 and 2003, respectively.

During the year ended December 31, 2005, Sprint Nextel eliminated prescription drug benefits for Medicare eligible retirees, replacing them with a $500 annual reimbursement of Medicare premiums, effective in 2006. This change necessitated a remeasurement of retiree medical expense for the year ended December 31, 2005. The impact of the change was a $12 million reduction of direct expense recognized by Embarq for the period. This change resulted in an accumulated postretirement benefit obligation decline of $224 million.

During the year ended December 31, 2004, Sprint Nextel amended certain retiree medical plans to standardize the plan design effective January 1, 2005, eliminating differences in benefit levels. These amendments decreased Embarq’s accumulated postretirement benefit obligation, or APBO, (direct portion only), related to other postretirement benefits by approximately $33 million, and decreased the 2004 net direct benefit expense by $5 million.

As a result of these amendments, Sprint Nextel also recognized the effects of the 2003 Medicare Prescription Drug Improvement and Modernization Act, or the Act. The Act provides for subsidies to employers who provide prescription drug coverage to retirees that is actuarially equivalent to Medicare Part D. Analysis of Sprint Nextel’s retiree prescription drug claims data determined that Sprint Nextel’s retiree prescription drug benefit was actuarially equivalent. In estimating the effects of the Act, estimates of participation rates and per capita claims costs were not changed. The effect to Embarq of recognizing the federal subsidy related to the Act in 2004 was a $62 million reduction in the APBO and a $10 million reduction in the 2004 direct net benefit cost. Sprint Nextel has accounted for its retiree medical benefit plan in accordance with FASB Staff position No. 106-2.

Sprint Nextel manages these plans on a consolidated basis. Sprint Nextel employees who provide corporate level support services, but are not directly supporting Embarq, are not allocated to Embarq. Accordingly, Embarq is only allocated accumulated postretirement benefit obligation that can be attributed to employees who directly support Embarq. These liabilities were $741 million and $777 million as of December 31, 2005 and 2004 and are recorded in “Net postretirement and other benefit obligations” on the Combined Balance Sheets.

8. Stock-Based Compensation Plans

Employees Stock Purchase Plan

Embarq employees participate in Sprint Nextel’s Employees Stock Purchase Plan, or ESPP. Currently under Sprint Nextel’s ESPP, employees may elect to purchase common stock at a price equal to 90% of the market value on the exercise date, which is the last business day of the quarter. Until the fourth quarter of 2005, the price was equal to 85% of the lower of the grant date price or the exercise date price.

Management Incentive Stock Option Plan

Embarq employees participate in Sprint Nextel’s Management Incentive Stock Option Plan, or MISOP. Before 2003, Sprint Nextel granted stock options to employees eligible to receive annual incentive compensation.

EMBARQ CORPORATION (formerly referred to as the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Eligible employees could elect to receive stock options in lieu of a portion of their target incentive under Sprint Nextel’s annual incentive compensation plans. In December 2003, the Sprint Nextel board of directors passed a resolution capping the shares authorized under the MISOP plan at its then current level. No additional shares were authorized under the amended terms of the plan in 2004 or 2005 and no new options may be granted under this plan after April 2005.

Long-Term Stock Incentive Program

Embarq employees participate in Sprint Nextel’s Long-Term Stock Incentive Programs. The Sprint Nextel plans provide for the grant of stock options, restricted stock, restricted stock units and other equity-based awards to directors and employees.

Sprint Nextel accounts for its stock-based compensation plans as required by SFAS No. 123, and allocates cost to Embarq based on the participation of employees in the various plans. Allocated costs were $31 million, $28 million and $10 million for the years ended December 31, 2005, 2004 and 2003, respectively.

All of the stock based compensation plans are managed on a consolidated basis by Sprint Nextel. Separate company information is therefore not readily available.

9. Income Taxes

The legal entities that comprise Embarq joined in the filing of Sprint Nextel’s consolidated federal income tax returns and certain unitary or combined state income tax returns for the periods presented. In accordance with Sprint Nextel’s tax sharing arrangement, income tax expense is recorded by and charged to Embarq on the basis of filing separate returns in each taxing jurisdiction. This tax sharing methodology was applied consistently for all periods presented in the financial statements. Embarq’s tax-related amounts due from Sprint Nextel at December 31, 2005 and 2004 were $28 million and $34 million, respectively.

Sprint Nextel’s federal net operating loss carryovers allocable to Embarq at December 31, 2005 and December 31, 2004 are $39 million and $54 million, respectively. Related to these federal net operating loss carryovers are tax benefits of $14 million and $19 million at the same dates. The federal net operating loss carryforwards allocable to Embarq at December 31, 2005 expire in 2022.

The calculation of income taxes takes into consideration any uncertain tax issues. Management does not believe the impact of any tax uncertainties will have a material adverse effect on the financial condition or results of operations.

Embarq, however, received the benefits derived from these net operating loss carryovers from Sprint Nextel through operation of Sprint Nextel’s tax sharing arrangement. Therefore, the benefits related to any net operating loss carryover allocable to Embarq on disposition will be repaid to Sprint Nextel. A deferred tax asset for these net operating loss carryovers will in turn be recorded by Embarq. Management believes it is more likely than not that the deferred tax asset related to any such net operating loss carryover will be realized based on current income tax laws and expectations of future taxable income stemming from the reversal of existing deferred tax liabilities or ordinary operations.

Sprint Nextel’s state net operating loss carryovers attributable to consolidated filings that are allocable to Embarq as of December 31, 2005 and 2004 are $28 million and $51 million, respectively. Related to these state net operating loss carryovers are tax benefits of $2 million and $4 million at these same dates. The consolidated state net operating loss carryforwards allocable to Embarq at December 31, 2005 expire in varying amounts through 2025.

EMBARQ CORPORATION (formerly referred to as the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Sprint Nextel’s state net operating loss carryovers attributable to separate company state filings of Embarq as of December 31, 2005 and 2004 are $93 million and $82 million, respectively. Related to these state net operating loss carryovers are tax benefits of $6 million and $5 million for these same periods. The valuation allowance related to these tax benefits is $2 million for the years ended December 31, 2005 and 2004. The separate company state net operating loss carryforwards as of December 31, 2005 of the entities comprising Embarq expire in varying amounts through 2025.

Income tax expense allocated to the continuing operations of Embarq consists of the following:

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
	(millions)
Current income tax expense
Federal	$461	$331	$260
State	84	66	55

Total current	545	397	315

Deferred income tax expense
Federal	25	154	232
State	8	18	22

Total deferred	33	172	254

Total	$578	$569	$569

The differences that caused Embarq’s effective income tax rates to vary from the 35% federal statutory rate for income taxes related to continuing operations were as follows:

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
		(millions)
Income tax expense at the federal statutory rate (35%)	$515	$520	$521
Effect of:
State income taxes, net of federal benefit	60	55	50
Other, net	3	(6)	(2)

Income tax expense	$578	$569	$569

Effective income tax rate	39.3%	38.3%	38.2%

Income tax expense (benefit) allocated to other items was as follows:

Periods Ended	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
		(millions)
Discontinued operations	$—	$—	$260
Cumulative effect of change in accounting principle	(10)	—	162
Additional minimum pension liability(1)	9	11	11
Unrealized gains (losses) on securities(1)	(6)	1	(3)

(1)	These amounts have been recorded directly to “Business equity—Accumulated other comprehensive income (loss).”

EMBARQ CORPORATION (formerly referred to as the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Embarq recognizes deferred income taxes for temporary differences between the carrying amounts of its assets and liabilities for financial statement purposes and their tax basis. The sources of the differences that give rise to the deferred income tax assets and liabilities as of December 31, 2005 and 2004, along with the income tax effect of each, were as follows:

	December 31, 2005 Deferred Income Tax		December 31, 2004 Deferred Income Tax
	Assets	Liabilities	Assets	Liabilities
	(millions)
Property, plant and equipment	$—	$1,549	$—	$1,559
Postretirement and other benefits	196	—	237	—
Other, net	85	—	79	—

Total	$281	$1,549	$316	$1,559

Management believes it is more likely than not that these deferred income tax assets, net of the valuation allowance, will be realized based on current income tax laws and expectations of future taxable income stemming from the reversal of existing deferred tax liabilities or ordinary operations. Uncertainties surrounding income tax law changes, shifts in operations between state taxing jurisdictions and future operating income levels may, however, affect the ultimate realization of all or some of these deferred income tax assets. Management evaluated these and other qualitative factors and uncertainties concerning our industry and determined that evidence continued to support the $2 million valuation allowance related to the realization of tax benefits associated with Embarq’s separate company state operating loss carryovers.

10. Discontinued Operations

In the 2002 third quarter, Sprint Nextel reached a definitive agreement to sell its directory publishing business to R.H. Donnelley for $2.23 billion in cash. This sale included $647 million for Centel Directories Company, a wholly owned subsidiary of Centel Corporation, which is included in Embarq. The sale closed on January 3, 2003, and Embarq recognized a pre-tax gain of $635 million, $375 million after tax.

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, Embarq presented the assets, liabilities and results of operations of the directory publishing business as a discontinued operation in the combined financial statements. Included in “Discontinued Operations” in the Combined Statements of Operations for the year ended December 31, 2003 was $1 million of “Net operating revenues” and $2 million of “Income before income taxes.”

11. Commitments and Contingencies

Litigation, Claims and Assessments

Centel Corporation, an entity included in Embarq, has identified seven sites that formerly contained manufactured gas plants. These sites are not currently owned or operated by either Sprint Nextel or Embarq. Centel has entered into a consent order with the Environmental Protection Agency, or EPA, to assess conditions at one site and is negotiating with the EPA as to whether clean up is required at two additional sites. In addition, Centel has entered into agreements with another potentially responsible party to share costs in connection with four of the sites, including two of those where the EPA is involved. Embarq is working to assess the scope and nature of these sites and its potential responsibility. Although Embarq cannot assess with certainty the impact of any future compliance and remediation obligations, management does not believe future environmental compliance and remediation expenditures will have a material adverse effect on the financial condition or results of operations.

EMBARQ CORPORATION (formerly referred to as the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. These accruals are adjusted periodically as facts and circumstances change, assessment and remediation efforts progress or as additional technical or legal information becomes available. Accruals for environmental liabilities are included in “Other current liabilities” on the Combined Balance Sheets.

Various lawsuits, including putative class actions, regulatory proceedings and other claims typical for a business enterprise are pending against the entities comprising Embarq. While it is not possible to determine the ultimate disposition of each of these proceedings and whether they will be resolved consistent with Embarq’s expectations, Embarq expects that the outcome of such proceedings, individually or in the aggregate, will not have a material adverse effect on its financial condition or results of operations.

Commitments

Embarq has minimum purchase commitments with various vendors through 2008. These outstanding commitments represent non-cancelable commitments to purchase goods and services, consisting primarily of network maintenance and equipment, information technology services, customer support provided by third parties and other expenses related to normal business operations. Some of these commitments are shared with Sprint Nextel. When possible, estimates have been made to identify the portion of the commitment that relates to Embarq. Outstanding commitments including estimations of shared commitments as of December 31, 2005 were approximately $33 million.

Operating Leases

Embarq’s gross rental expense totaled $82 million, $72 million and $77 million for the years ended December 31, 2005, 2004 and 2003, respectively. Embarq’s minimum rental commitments as of December 31, 2005 are as follows:

(millions)
2006	$14
2007	12
2008	8
2009	8
2010	6
Thereafter	19

12. Related Party Transactions

Sprint Nextel provides a variety of services for Embarq. These services include both direct and indirect costs. Direct costs include telephony services such as voice, access, data and Internet. These costs totaled $92 million, $97 million and $105 million for the years ended December 31, 2005, 2004 and 2003, respectively. Additionally, Sprint Nextel directly assigns, where possible, certain general and administrative costs to Embarq based on actual use of those services (i.e., conferencing services and facilities). These costs totaled $363 million, $299 million and $235 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Where direct assignment of costs is not possible, or practical, Sprint Nextel uses other indirect methods, including time studies, to estimate the allocation of costs to each group. Cost allocation methods other than time studies include factors (marketing, headcount, claims experience or operating expenses) derived from the operating unit’s relative share of the predefined category referenced (e.g., headcount). Allocated costs include

EMBARQ CORPORATION (formerly referred to as the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

general support services such as data processing and information technology, legal services, human resource services, general accounting and finance, and executive support. Other allocations include costs for stock options, health care, pensions, post-employment benefits, and other post-retirement benefits. During the 2005 fourth quarter, Sprint Nextel allocated $23 million of merger integration costs to Embarq as well as $28 million of costs associated with Embarq’s intended separation. Allocated costs totaled $874 million, $829 million and $732 million for the years ended December 31, 2005, 2004 and 2003, respectively.

All related party expenses have been recorded as “Cost of services and products,” “Selling, general and administrative” or “Restructuring and Asset Impairments” as appropriate for the nature of the transaction.

Embarq sells products and services to Sprint Nextel. Services include, but are not limited to, voice, access and data, as well as billing and collection, and lease of network facilities. Revenues for these services were $216 million, $203 million and $200 million for the years ended December 31, 2005, 2004 and 2003, respectively. Equipment sales totaled $54 million, $59 million and $65 million for the years ended December 31, 2005, 2004 and 2003, respectively. Related party sales have been recorded in Net Revenues in the Combined Statement of Operations.

Related party transactions are settled through a combination of direct payments and net settlement through the advance receivable and payable accounts. Cash and equivalents include related party net receivables of $103 million and $113 million and Accounts payable includes related party payables of $263 million and $140 million as of December 31, 2005 and 2004, respectively.

The long-term related party notes payable are discussed in Note 6, Long-term Debt.

For information regarding income taxes see Note 9, Income Taxes.

Embarq’s related party transactions reflected in the Combined Statements of Operations were as follows:

Transaction Description	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
	(millions)
Related party expenses	$1,329	$1,225	$1,072
Related party revenues	270	262	265

13. Recently Issued Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment. This statement requires an entity to recognize the cost of employee services received in share-based payment transactions, through the use of fair-value-based methods. This statement is effective for Embarq as of January 1, 2006.

Sprint Nextel voluntarily adopted fair value accounting for share-based payments effective January 1, 2003, under SFAS No. 123, as amended by SFAS No. 148, using the prospective method. Upon adoption, Embarq began expensing its allocated portion of Sprint Nextel’s fair value of stock-based compensation for all grants, modifications or settlements made on or after January 1, 2003. Further, in connection with the tracking stock recombination (see Note 2, Recombination of Tracking Stocks), as required by SFAS No. 123, Sprint Nextel accounted for the conversion of PCS stock options to FON stock options as a modification and accordingly applied stock option expensing to FON stock options resulting from the conversion of PCS stock options granted before January 1, 2003. This resulted in Embarq expensing its portion of the allocated charge.

EMBARQ CORPORATION (formerly referred to as the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The revised standard will require Embarq to begin to recognize allocated compensation cost for unvested FON stock options granted before January 1, 2003, which are outstanding as of January 1, 2006. This requirement to recognize expense on additional unvested grants is not expected to be significant to Embarq.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs—an amendment of ARB No. 43, Chapter 4. This statement requires that items such as idle facility expense, excessive spoilage, double freight and rehandling costs be recognized as current-period charges regardless of whether they meet the definition of abnormal provided in ARB 43, Chapter 4, Inventory Pricing. The statement is effective for inventory costs incurred during fiscal periods beginning after June 15, 2005. The adoption of this standard will not have a material impact on Embarq’s combined financial statements.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29. This statement eliminates the exception to fair value measurement in the exchange of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance. That standard indicates that an exchange does not have commercial substance if it is not expected to significantly change the cash flows of the reporting entity. This statement is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this standard did not have a material impact on Embarq’s combined financial statements.

In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations. FIN 47 requires an entity to recognize a liability for a legal obligation to perform an asset retirement activity in which the timing and/or method of the settlement are conditional on a future event. The liability must be recognized if the fair value of the obligation can be reasonably estimated. This interpretation of SFAS No. 143, Accounting for Asset Retirement Obligations, is effective no later than the end of fiscal years ending after December 15, 2005. Embarq evaluated FIN 47 for any impact to the combined financial statements from the original 2003 adoption of SFAS No. 143. Based on this interpretation, an adjustment was recorded in the fourth quarter of 2005 resulting in an ARO liability of $28 million, an ARO asset of $4 million and a cumulative effect of change in accounting principles, net, of $16 million.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement No 3. SFAS No. 154 requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Embarq is required to adopt SFAS No. 154 as of January 1, 2006. The adoption of this standard will not have a material impact on Embarq’s combined financial statements.

14. Segment Information

Embarq has two segments, Local and Product Distribution. The chief operating decision maker determines resource allocation and assesses financial performance based on these two segments. The Local segment includes providing local exchange voice services, access by phone customers and other carriers to Embarq’s local network, high-speed Internet services and other data transport and special access services. The Product Distribution segment engages in wholesale distribution of communications equipment.

EMBARQ CORPORATION (formerly referred to as the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Summarized financial information, by business segment for continuing operations for the years ended December 31, 2005, 2004 and 2003, is as follows:

	Local	Product Distribution	Eliminations (1)	Combined
	(millions)
Year ended December 31, 2005
Net operating revenues	$5,691	$949	$(386)	$6,254
Related party revenues	216	54	—	270
Depreciation and amortization	982	21	(24)	979
Operating expenses	4,102	983	(383)	4,702
Operating income (loss)	1,589	(34)	(3)	1,552
Operating margin	27.9%	(3.6)%	—	24.8%
Capital expenditures	850	5	(27)	828
Total assets	11,700	340	(2,819)	9,221

Year ended December 31, 2004
Net operating revenues	$5,739	$850	$(450)	$6,139
Related party revenues	203	59	—	262
Depreciation and amortization	967	22	(17)	972
Operating expenses	4,119	871	(441)	4,549
Operating income (loss)	1,620	(21)	(9)	1,590
Operating margin	28.2%	(2.5)%	—	25.9%
Capital expenditures	999	2	(26)	975
Total assets	12,803	327	(3,801)	9,329

Year ended December 31, 2003
Net operating revenues	$5,804	$840	$(485)	$6,159
Related party revenues	200	65	—	265
Depreciation and amortization	983	23	(14)	992
Operating expenses	4,146	871	(474)	4,543
Operating income (loss)	1,658	(31)	(11)	1,616
Operating margin	28.6%	(3.7)%	—	26.2%
Capital expenditures	1,143	1	(26)	1,118
Total assets (unaudited)	12,591	398	(3,721)	9,268

(1)	Revenues eliminated in combination consist primarily of the sale of equipment from the Product Distribution segment to the Local segment.

All assets held by Embarq are attributed to the two segments. Operating expenses attributable to assets held by Sprint Nextel at the corporate level are allocated to each segment as described in Note 12, Related Party Transactions.

The Product and Distribution segment consists of sales to external parties, related parties and to the Local segment. Sales to external parties were $509 million and represented 69% of the gross margin for the year ended December 31, 2005. For the year ended December 31, 2004 external-party sales were $341 million and represented 48% of the gross margin. For the year ended December 31, 2003 external party sales were $290 million and represented 46% of the gross margin.

Sales to related parties were $54 million and represented 4% of the gross margin for the year ended December 31, 2005. For the year ended December 31, 2004 related-party sales were $59 million and represented 28% of the gross margin. For the year ended December 31, 2003 related party sales were $65 million and represented 27% of the gross margin. Embarq has no assurance that sales to related parties will continue once the spin-off is complete.

Sales to the Local segment were $386 million and represented 27% of the gross margin for the year ended December 31, 2005. For the year ended December 31, 2004 sales to the Local segment were $450 million and

EMBARQ CORPORATION (formerly referred to as the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

represented 25% of the gross margin. For the year ended December 31, 2003 sales to the Local segment were $485 million and represented 27% of the gross margin. Embarq anticipates that sales between the Product Distribution segment and the Local segment will cease as that relationship migrates to a supply-chain management relationship.

All of Embarq’s revenues were from services and equipment provided within the United States.

All of Embarq’s property plant and equipment is located in the United States.

15. Quarterly Financial Data (Unaudited)

	Quarter
December 31, 2005	1st	2nd	3rd	4th
	(millions)
Net operating revenues	$1,527	$1,521	$1,603	$1,603
Operating income	399	425	423	305
Net income	240	255	228	155

	Quarter
December 31, 2004	1st	2nd	3rd	4th
	(millions)
Net operating revenues	$1,522	$1,550	$1,531	$1,536
Operating income	391	401	380	418
Net income	222	236	202	257

During the 2005 fourth quarter, Sprint Nextel allocated $23 million of merger integration costs to Embarq as well as $28 million of costs associated with Embarq’s intended separation.

Also during the 2005 fourth quarter, Sprint Nextel, in conjunction with Embarq’s management, terminated development and deployment of a network management software application resulting in approximately $77 million in asset impairment charges to Embarq.

16. Subsequent Events (Unaudited)

Voluntary Separation Plan

In the 2006 first quarter, Embarq announced a voluntary separation plan to certain employees in order to meet financial targets. The voluntary separations were not sufficient to reach the targets; therefore, involuntary separations occurred. The charges associated with these reductions were approximately $30 million.

Sale of Exchanges

In the 2006 first quarter, Embarq finalized the sale of 13 exchanges including approximately 5,200 access lines in north central Kansas for approximately $18 million in cash.

EMBARQ CORPORATION (formerly referred to as the New Local Company)

SCHEDULE II—COMBINED VALUATION AND QUALIFYING ACCOUNTS

Years Ended December 31, 2005, 2004 and 2003

	Balance Beginning of Period	Additions	Other Deductions(1)	Balance End of Period
		Charged to Income
	(millions)
December 31, 2005
Allowance for doubtful accounts	$61	$54	$58	$57
Revenue reserve	$48	$60	$84	$24

December 31, 2004
Allowance for doubtful accounts	$59	$68	$66	$61
Revenue reserve	$31	$48	$31	$48

December 31, 2003
Allowance for doubtful accounts	$107	$37	$85	$59
Revenue reserve	$7	$33	$9	$31

(1)	Accounts written off and billing disputes resolved, net of recoveries.

Embarq Corporation

2,500 Restricted Shares of Common Stock

371,500 Restricted Stock Units and

371,500 Shares of Common Stock Issuable in Connection with the
Restricted Stock Units

PROSPECTUS

Through and including August 8, 2006, all dealers that effect transactions in these securities, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

May 10, 2006